News Corp

2026 Proxy Statement

and Notice of Annual Meeting

News Corp

Notice of Annual Meeting of Stockholders

Date and Time

November 5, 2026, 10:00 a.m. (Eastern Standard Time)

Virtual Meeting Location

The 2026 Annual Meeting (the "Annual Meeting") of News Corporation (the "Company") will be held exclusively via live webcast at ***www.virtualshareholdermeeting.com/NWS2026***.

Record Date

September 10, 2026

YOUR VOTE IS IMPORTANT

Even if you plan to participate in the Annual Meeting virtually, we encourage you to vote and submit your proxy in advance by:

- visiting ***www.proxyvote.com*** (common stock) or ***www.investorvote.com.au*** (CDIs)
- returning your signed proxy card or voting instruction form
- calling 1-800-690-6903 toll-free from the United States, U.S. territories and Canada (common stock only)

Advance voting deadlines are noted on page 77 of the proxy statement

Items to be Voted

- elect the six Directors identified in the attached proxy statement to the Board of Directors (the "Board") of the Company;
- ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2027;
- consider an advisory vote to approve the compensation of the named executive officers;
- consider an advisory vote on the frequency of future advisory votes to approve executive compensation; and
- consider any other business properly brought before the Annual Meeting and any adjournment or postponement thereof.

Eligibility to Vote

While all of the Company's stockholders and all holders of CHESS Depositary Interests ("CDIs") exchangeable for shares of the Company's common stock are invited to attend and ask questions at the Annual Meeting, only stockholders of record of the Company's Class B Common Stock and holders of CDIs exchangeable for shares of the Company's Class B Common Stock at the close of business on September 10, 2026, the Record Date, are entitled to notice of, and to vote on the matters to be presented at, the Annual Meeting and any adjournment or postponement thereof. Holders of the Company's Class A Common Stock and holders of CDIs exchangeable for shares of the Company's Class A Common Stock are not entitled to vote on the matters to be presented at the Annual Meeting or any adjournment or postponement thereof.

Participating in the Annual Meeting

All holders of the Company's common stock or CDIs as of the Record Date are invited to virtually attend and ask questions at the Annual Meeting. To participate, you will need the unique control number that was included in your proxy materials. If your shares of common stock are held in "street name," meaning your shares are held in a brokerage account or by a bank or other nominee, and your proxy materials do not include a control number, you should contact the broker, bank or other nominee that holds your shares with any questions about obtaining a control number. CDI holders should follow the instructions on page 79-80 of the proxy statement to obtain a control number. Class B Common Stockholders may also vote electronically during the Annual Meeting by following the instructions provided on the meeting website during the Annual Meeting. As in prior years, there will be no physical location for the Annual Meeting, and you will not be able to attend the Annual Meeting in person. For more information, please see pages 79-80 of the proxy statement.

By Order of the Board of Directors,

Michael L. Bunder
Corporate Secretary
September 23, 2026

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on November 5, 2026
The proxy statement and annual report for the fiscal year ended June 30, 2026 are available at ***www.proxyvote.com***.

We expect to make the Notice of Internet Availability, proxy statement and form of proxy first available on or about September 23, 2026.

TABLE OF CONTENTS

The Company maintains a 52-53 week fiscal year ending on the Sunday nearest to June 30 in each year. Each of fiscal 2027, fiscal 2026, fiscal 2025 and fiscal 2024 will include or included 52 weeks. Unless otherwise noted, all references to the fiscal year ending June 30, 2027 and the fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024 relate to the fiscal year ending June 27, 2027 and the fiscal years ended June 28, 2026, June 29, 2025 and June 30, 2024, respectively. For convenience, the Company continues to date its financial statements as of June 30.

Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this proxy statement.

This document contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). All statements that are not statements of historical

fact are forward-looking statements. The words "expect," "will," "estimate," "anticipate," "predict," "believe," "should" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things, trends affecting the Company's financial condition or results of operations and the Company's strategy and strategic initiatives. Readers are cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties. More information regarding these risks and uncertainties and other important factors that could cause actual results to differ materially from those in the forward-looking statements is set forth under the heading "Risk Factors" in Part I, Item 1A. in News Corporation's Annual Report on Form 10-K for the fiscal year ended June 30, 2026, as filed with the Securities and Exchange Commission (the "SEC") on August 7, 2026, and as may be updated in subsequent Quarterly Reports on Form 10-Q. The "forward-looking statements" included in this document are made only as of the date of this document and the Company does not have and does not undertake any obligation to publicly update any "forward-looking statements" to reflect subsequent events or circumstances, and the Company expressly disclaims any such obligation, except as required by law or regulation.

PROXY SUMMARY

We provide below highlights of certain information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider before you decide how to vote. You should read the entire proxy statement carefully before voting.

2026 Annual Meeting of Stockholders

Date and Time:	November 5, 2026 at 10:00 a.m. (Eastern Standard Time)
Virtual Meeting Location:	The Annual Meeting will be held exclusively via live webcast at ***www.virtualshareholdermeeting.com/NWS2026***. For further information about participating in the Annual Meeting, please see "Information About the Annual Meeting—Participating in the Annual Meeting" beginning on page 79.
Record Date:	September 10, 2026
Voting:	■ Holders of Class B Common Stock are entitled to vote on the Internet at ***www.proxyvote.com***, by telephone at 1-800-690-6903 or by completing and returning their proxy card or voting instruction form by 11:59 p.m. (Eastern Standard Time) on November 4, 2026; or by participating in the Annual Meeting at ***www.virtualshareholdermeeting.com/NWS2026***.
	■ Holders of Class B CDIs are entitled to vote on the Internet at ***www.investorvote.com.au*** or by completing and returning their voting instruction form by 5:00 p.m. (Australian Eastern Daylight Time) on November 2, 2026.

Voting Matters

	Page	Voting Standard	Board Vote Recommendation
Proposal 1: Election of Directors	4	Majority of votes cast	FOR each Director nominee
Proposal 2: Ratification of Selection of Ernst & Young LLP as Independent Registered Public Accounting Firm for Fiscal 2027	27	Majority of votes cast	FOR
Proposal 3: Advisory Vote to Approve the Compensation of the Named Executive Officers	32	Majority of votes cast	FOR
Proposal 4: Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation	33	Majority of votes cast	1 YEAR

Fiscal 2026 Highlights

- Fiscal 2026 full year revenues were $9.03 billion, a 7% increase compared to $8.45 billion in the prior year, driven by higher revenues at the Company's core growth engines: the Digital Real Estate Services, Dow Jones and Book Publishing segments.
- Net income from continuing operations of $743 million increased 15% compared to $648 million in the prior year.
- Total Segment EBITDA* was $1.63 billion, a 15% increase compared to $1.42 billion in the prior year.
- Net cash provided by operating activities from continuing operations increased 26% to $1.24 billion and free cash flow* increased 42% to $811 million.

- The Company accelerated the pace of its stock repurchases to $643 million for fiscal 2026, over four times the prior year's rate.

---

* Total Segment EBITDA and free cash flow are non-GAAP financial measures. For information on these metrics, as defined by the Company, including reconciliations to the most comparable GAAP measures, please see pages 42 and 48–49, respectively, of the Company's Annual Report on Form 10-K for the year ended June 30, 2026 filed with the SEC on August 7, 2026.

Corporate Governance Practices

■ Annual Election of All Directors	■ No Stockholder Rights Plan ("poison pill")
■ Majority Vote Standard and Director Resignation Policy in Uncontested Director Elections	■ Director Overboarding Policy
■ Independent Lead Director with Robust Responsibilities	■ All Audit Committee Members are "Audit Committee Financial Experts"
■ Key Standing Board Committees Comprised Solely of Independent Directors	■ Compensation Committee Oversees Chief Executive Officer ("CEO") Succession Planning Process
■ Executive Sessions of Independent Directors Held at Every Regular Board Meeting	■ Robust Global Compliance Program including Compliance Steering Committee overseen by the Audit Committee
■ Annual Board and Committee Self-Evaluations	■ Active Stockholder Engagement Program with Unaffiliated Class A and Class B Stockholders
■ Risk Oversight by the Board and Committees	■ Comprehensive *Standards of Business Conduct* and *Statement of Corporate Governance*
■ Dedicated "AI Subcommittee" of the Audit Committee to support oversight of risks and opportunities related to artificial intelligence ("AI")	■ Board and Committee Oversight of Sustainability and Corporate Responsibility Matters; Annual Social Impact Report

Board of Directors

						Committee Memberships		
Director	**Age**	**Gender**	**Director Since**	**Independent**	**Other Reporting Company Directorships**	**Audit**	**Compensation**	**Nominating & Corporate Governance**
Lachlan K. Murdoch **Chair**	55	M	2013		1			
Robert J. Thomson **Chief Executive Officer**	65	M	2013		0			
José María Aznar	73	M	2013	X	0	Member*		Chair
Natalie Bancroft	46	F	2013	X	0		Member	Member
Ana Paula Pessoa	59	F	2013	X	0	Member*		Member
Masroor Siddiqui **Lead Director**[(a)]	54	M	2013	X	0	Chair*	Chair	

Chair

Member

* Audit Committee Financial Expert

(a) For more details on the Board's leadership structure, including the role and responsibilities of the independent Lead Director, see "Corporate Governance Matters—Board Leadership Structure" beginning on page 14.

Board Qualifications and Experience

- Financial
- Strategic Planning
- Media
- Digital
- Consumer Insights
- Senior Leadership
- Public Company CEO
- Government/ Public Policy
- Outside Board
- International Perspective
- Diversity

Executive Compensation Highlights

We Pay for Performance	We Seek to Mitigate Compensation-Related Risk
■ Majority of our named executive officers' ("NEOs'") fiscal 2026 target compensation was "at risk," variable and performance-based ➤ CEO's target compensation was 84% "at risk"	■ Annual compensation risk assessment ■ No guaranteed bonuses ■ Anti-hedging policy applicable to all Directors and employees, including the NEOs
■ At least 70% of equity compensation and two-thirds of target annual cash incentive compensation is tied to performance against pre-established, specific, measurable financial performance targets	■ Performance on ethics and compliance and other sustainability and corporate responsibility objectives directly impacts payout of individual qualitative portion of annual cash incentive awards as a negative-only adjustment
■ Balanced mix of diversified long- and short-term performance metrics to incentivize and reward the achievement of multi-dimensional aspects of our operational and long-term business strategy	■ Clawback policies triggered by certain accounting restatements and significant misconduct applicable to performance- and time-based incentive compensation granted to the NEOs and certain other employees
■ No "single trigger" cash severance or automatic vesting of equity awards based solely upon a change in control of the Company	■ Rigorous stock ownership guidelines for all NEOs and Non-Executive Directors (as defined herein)

For additional information on our executive compensation, see the "Compensation Discussion and Analysis," which begins on page 35, and the "Summary Compensation Table" and other related tables and disclosure in "Executive Compensation," which begin on page 54.

PROPOSAL 1:

ELECTION OF DIRECTORS

Our Board has nominated six Directors for election at this Annual Meeting to hold office until the next annual meeting or until their successors are duly elected and qualified. If, for any reason, any of the Director nominees become unavailable for election, the Directors may reduce the size of the Board or the proxy holders (as defined herein), to the extent permitted under SEC rules, will exercise discretion to vote for a substitute nominee proposed by the Board. The information with respect to principal occupation or employment, other affiliations and business experience was furnished to the Company by the respective Director nominees. The ages shown herein are as of September 23, 2026. Each of the Director nominees has indicated that he or she will be able to serve if elected and has agreed to do so.

Approval of the election of each Director nominee requires the affirmative vote of a majority of the votes cast by holders represented and entitled to vote thereon. Stockholders may vote “For,” “Against,” or “Abstain” with respect to each Director nominee. See “Information About the Annual Meeting—Voting Instructions and Information—What votes are required to approve each of the proposals?” for information with respect to the effect of abstentions and broker non-votes, if any.

The Board remains focused on Board composition. The Nominating and Corporate Governance Committee regularly reviews and evaluates Board composition, including its size and the qualifications, skills and characteristics represented in the current Board, and makes recommendations to the Board as appropriate.

Lachlan K. Murdoch



Chair

Age **55**

Director since:
June 2013

Key Experience, Qualifications and Board Contributions

- Mr. L.K. Murdoch has unique and extensive knowledge of the Company, its history and its operations through serving as Co-Chair of the Company's Board since 2014 before becoming sole Chair in November 2023, and at the Company's former parent, News Corporation, having served as a Director since 1996 and in senior executive roles, including Deputy Chief Operating Officer, from 1994 to 2005.
- Mr. L.K. Murdoch provides the Board with invaluable insight on long-term strategic planning and execution, large-scale cost rationalization and organizational structure evaluation gained as Chief Executive Officer and Executive Chair of Fox Corporation and as Executive Chairman of Fox Corporation's former parent, Twenty-First Century Fox, Inc. ("21st Century Fox").
- Mr. L.K. Murdoch's executive leadership roles at a number of media companies also allow him to offer impactful guidance to the Board and leadership team on how the rapidly changing digital media landscape affects News Corp's businesses.

Other Key Skill Sets

- Led many significant transactions, including News Corp's purchase of a controlling stake in REA Group, a leading online real estate business in Australia, which was initiated by Mr. L.K. Murdoch with an initial strategic investment of approximately $1 million and resulted in a corporate asset with a market capitalization of over $20 billion AUD
- Extensive operational, strategic and financial experience serving in several senior leadership positions within Fox Corporation, 21st Century Fox and News Corporation, including as Deputy Chief Operating Officer, with oversight of HarperCollins and the Company's Australian businesses, including REA, Chairman of News Limited (now known as News Corp Australia); Publisher of the *New York Post* and on the Board of Foxtel
- Strong leadership in developing global strategies and guiding the overall corporate agenda

Employment and Other Experience

2019–Present	Executive Chair, **Fox Corporation** (a news, sports and entertainment company)
2018–Present	Chief Executive Officer, **Fox Corporation**
2015–2019	Executive Chairman, **21st Century Fox** (a diversified global media and entertainment company)
2014–2015	Co-Chairman, **21st Century Fox**
2005–Present	Executive Chairman, **Illyria Pty Ltd** (a private company)
2009–2022	Executive Chairman, **NOVA Entertainment** (an Australian media company)
2012–2014	Non-Executive Chairman, **Ten Network Holdings Limited** (an Australian media company)
2011–2012	Acting Chief Executive Officer, **Ten Network Holdings Limited**
2000–2005	Deputy Chief Operating Officer, **News Corporation** (the Company's former parent)
1994–2005	Various roles, **News Corporation**

Other Corporate Directorships

Fox Corporation (2019–Present)
21st Century Fox (formerly News Corporation) (1996–2019)
Ten Network Holdings Limited (2010–2014)

Robert J. Thomson



Chief Executive

Age **65**

Director since:
June 2013

Key Experience, Qualifications and Board Contributions

- Mr. Thomson has been central in publishing industry efforts to negotiate fair payments from social media and other technology companies for news content that they benefit from, contributing to News Corp's historic levels of profitability since fiscal 2022.
- Under his management and leadership, *The Wall Street Journal* was consistently one of the most innovative and successful newspapers in the U.S. Mr. Thomson greatly expanded *The Wall Street Journal*'s global reach through the digital initiatives of WSJ.com, and as Managing Editor of the U.S. edition of the *Financial Times*, Mr. Thomson led its drive into the U.S. market, where sales trebled during his tenure.
- Mr. Thomson's keen understanding of the evolving U.S. and international markets in which the Company operates and his commitment to generating high quality content make him a valuable resource for the Board.

Other Key Skill Sets

- Extensive business, operational and international experience in the publishing industry through his career as a financial journalist, foreign correspondent and editor
- Demonstrated ability to deliver financial results as a leader across an array of diverse media properties with unique business models, technologies and customers

Employment and Other Experience

2013–Present	Chief Executive, **News Corp**
2008–2012	Editor-in-Chief, **Dow Jones**
2008–2012	Managing Editor, ***The Wall Street Journal***
2007–2008	Publisher, **Dow Jones**
2002–2007	Editor, ***The Times* of London**
1998–2002	Managing Editor (U.S. edition), ***Financial Times***
1985–1998	Various roles, ***Financial Times***

José María Aznar



Independent Director

Age **73**

Director since:
June 2013

Committees:

- **Audit**
- **Nominating and Corporate Governance (Chair)**

Key Experience, Qualifications and Board Contributions

- Mr. Aznar brings to the Board strategic planning expertise and leadership skills from his extensive experience including serving as President of Spain.
- Mr. Aznar provides valuable international perspective into government and public policy matters, offering unique and deep knowledge with respect to countries where the Company operates globally.
- Mr. Aznar brings to his role as Nominating and Corporate Governance Committee Chair strong knowledge of corporate governance and strategy gained through his governmental and corporate board experience.

Other Key Skill Sets

- International economic policy experience gained overseeing Spain's participation in the Eurozone, financial and risk management expertise developed as a leader at the highest levels of government and training as a public accountant
- Digital and technology experience from his service on the Board of Afiniti Ltd., a developer of AI systems

Employment and Other Experience

1989–Present	President, **Foundation for Social Studies and Analysis** (a political research and educational organization focused on Spain)
2014–Present	President, **el Instituto Atlántico de Gobierno** (an organization for higher education that he founded)
2018–Present	Special Advisor, **Latham & Watkins LLP** (a law firm)
2004–2016	Honorific President, **Partido Popular of Spain**
2012–2015	Distinguished Fellow, Chair of the Atlantic Basin Initiative, School of Advanced International Studies, **Johns Hopkins University**
2004–2012	Distinguished Scholar in the Practice of Global Leadership, **Georgetown University**
2005–2006	Member, **State Council of Spain**
1996–2004	President of Spain
1990–2004	Executive President, **Partido Popular of Spain**

Other Corporate Directorships

Afiniti Ltd. (2016–2024)
21st Century Fox (2006–2013)

Natalie Bancroft



Independent Director

Age **46**

Director since:
June 2013

Committees:
- **Compensation**
- **Nominating and Corporate Governance**

Key Experience, Qualifications and Board Contributions

- Ms. Bancroft has developed deep knowledge of strategic planning, corporate governance, management succession planning, global brands and risk management through her public company board and committee service, adding valuable perspective to the deliberations of the Board.
- Ms. Bancroft has served as a Director of the Company's predecessor since its acquisition of Dow Jones in 2007.
- Ms. Bancroft also brings experience with business development and management processes gained as a technology company founder.

Other Key Skill Sets

- Global perspective due to her international and culturally diverse background
- Background in journalism and arts

Employment and Other Experience

2020–2022	Co-Founder, **SpoonFull LLC** (a technology company focused on independent restaurant supply chains)
2019–2022	Director, **California Ballet** (a professional ballet company)
2016–2021	Director, **Pacific Arts Society** (a non-profit performing arts company)

Other Corporate Directorships

21st Century Fox (2007–2013)

Ana Paula Pessoa



Independent Director

Age **59**

Director since:
June 2013

Committees:
- **Audit (Chair of AI Subcommittee)**
- **Nominating and Corporate Governance**

Key Experience, Qualifications and Board Contributions

- Ms. Pessoa contributes digital and technology expertise from her leadership roles at Kunumi Inteligencia Artificial SA ("Kunumi"), a leading Brazilian AI company, before its sale in 2024, and the Kunumi Institute, a nonprofit focused on AI research, and her leadership of and investment in technology companies.
- Ms. Pessoa brings to the Board strong strategic leadership, business development and financial skills, including from her roles with Kunumi and Brunswick Group and serving as Chief Financial Officer of the Olympic Games and Globo Organizations.
- Ms. Pessoa also has in-depth knowledge of the media industry, having gained extensive experience during her tenure at Globo with its newspaper, Internet, cable and satellite television and telecom operations.

Other Key Skill Sets

- Risk management oversight experience specific to digital and technology-forward companies, including cybersecurity and AI, gained through her tenure at Kunumi and other technology companies
- Extensive leadership, strategic planning and corporate governance experience gained through her executive leadership positions and public company board service

Employment and Other Experience

2000–Present	Founder and Partner, **Avanti SC** (a strategic planning firm)
2025–Present	Strategy and Resources Advisor, **Kunumi Institute** (nonprofit in Brazil focused on AI research)
2017–2024	Partner, **Kunumi** (an AI company in Brazil)
2017–2023	Director, **Kunumi**
2017–2022	Chair, **Kunumi**
2017–2019	Chief Strategy Officer, **Kunumi**
2015–2017	Chief Financial Officer, **2016 Olympic and Paralympic Summer Games** (Rio de Janeiro)
2012–2015	Partner, **Brunswick Group** (an international corporate communications firm)
2011–2015	Partner, **Black-Key Participações SA** (a company investing in digital start-up companies in Brazil)
2011–2015	Partner, **Neemu Internet** (an e-commerce technology firm)
2001–2011	Chief Financial Officer, **Globo Organizations** (a media group in South America)
1993–2001	Various roles, **Globo Organizations**

Other Corporate Directorships

Cosan S.A. (2022–2025)
Suzano S.A. (2019–2024)
Credit Suisse Group AG (2018–2023)
Vinci SA (2015–2023)

Masroor Siddiqui



Independent Lead Director

Age **54**

Director since:
June 2013

Committees:

- **Audit (Chair)**
- **Compensation (Chair)**

Key Experience, Qualifications and Board Contributions

- Mr. Siddiqui has deep expertise in finance, investment and global markets, as a result of his executive leadership roles with Naya Capital Management UK and other global investment firms.
- Mr. Siddiqui brings extensive experience evaluating businesses in media, technology and other industries relevant to the Company's businesses.
- Mr. Siddiqui provides expertise in financial oversight and accounting through his financial executive experience, enhancing the Audit Committee's oversight of risks that may arise out of financial planning and reporting.

Other Key Skill Sets

- Extensive experience leading complex organizations on the alignment of financial and strategic objectives and an understanding of cost discipline and organizational structure through his experience as a chief executive officer

Employment and Other Experience

2012–Present	Chief Executive Officer, **Naya Capital Management UK Limited** (an investment firm that he co-founded)
2009–2011	Partner, **Children's Investment Fund Management** (UK) LLP (a hedge fund)
2006–2009	Managing Director, **Canyon Partners** (an investment firm)
2004–2006	Senior Vice President, **Putnam Investments** (an investment firm)

FOR ✓

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED ABOVE.

CORPORATE GOVERNANCE MATTERS

The Company is committed to maintaining a strong ethical culture and robust governance practices that benefit the long-term interests of stockholders. Our Board regularly reviews and updates its compliance and training programs and corporate governance policies and practices in light of stockholder feedback, changes in applicable laws, regulations and stock exchange requirements and the evolving needs of the Company's businesses. Our corporate governance practices include:

Board Composition and Practices	■ Majority of independent Directors ■ Independent Lead Director with robust responsibilities ■ Executive sessions of independent Directors held at every regular Board meeting ■ Annual Board and committee self-evaluations ■ Director overboarding policy, with which all current Board members comply
Board Committees	■ Key standing Board Committees comprised solely of independent Directors ■ Committees authorized to retain independent advisors ■ All Audit Committee members are "audit committee financial experts" ■ Compensation Committee oversees CEO succession planning process
Stockholder Rights and Engagement	■ Annual election of all Directors ➤ Majority vote standard and Director resignation policy in uncontested Director elections ■ Annual stockholder advisory vote to approve NEO compensation ■ Active stockholder engagement program with our unaffiliated Class A and Class B stockholders that includes participation by independent Directors ■ No stockholder rights plan ("poison pill")
Strategy, Risk, AI, Compliance and Sustainability/Corporate Responsibility Oversight	■ Board sets the strategic vision for the Company ➤ Annual review of long-term strategic plan and discussion of strategy at every regular meeting ■ Board oversees management's identification and management of risk ➤ Involvement at both full Board and individual committee level ■ Dedicated "AI Subcommittee" supports the Audit Committee in its oversight of risks and opportunities related to AI ■ Audit Committee assists the Board in its oversight of the Global Compliance Program and the activities of the Company's Compliance Steering Committee ■ Board and its Committees oversee sustainability and corporate responsibility matters ➤ Company's goals, efforts and progress on such matters shared with stakeholders through annual social impact report
Equity and Compensation	■ Stock ownership guidelines for the NEOs and Non-Executive Directors ■ Prohibitions on hedging Company stock by Directors and employees, including the NEOs ■ Clawback policies triggered by certain accounting restatements and significant misconduct applicable to performance- and time-based incentive compensation granted to the NEOs and certain other employees

Corporate Governance Policies

The Board has adopted a *Statement of Corporate Governance* that sets forth the Company's corporate governance guidelines and practices. The *Statement of Corporate Governance* addresses, among other things, the composition and functions of the Board and its committees, Director independence, Board membership criteria, Director compensation and equity ownership requirements and management evaluation and succession.

The Board has also adopted the *Standards of Business Conduct*, which are applicable to all Directors, officers and employees of the Company. The *Standards of Business Conduct* confirm the Company's policy to conduct its affairs in compliance with all applicable laws and regulations and observe the highest standards of business ethics.

The *Statement of Corporate Governance*, the *Standards of Business Conduct* and each of the Board committee charters, along with other corporate governance policies, are available on the Company's website at ***www.newscorp.com*** under "Corporate Governance."

If the Company waives the *Standards of Business Conduct* or amends certain of its provisions with respect to any executive officer or Director, it will post the amendment or waiver at the same location on its website, as required by applicable rules, within four business days following the amendment or waiver.

Stockholder Engagement

The Board believes that continual and transparent communication with our stockholders is a key component of strong corporate governance. The Board views stockholder outreach as an area of priority and oversees the Company's engagement program, which includes a specific focus on corporate governance. Our independent Directors, including our Lead Director, also directly participate in certain engagements. In fiscal 2026, our outreach program included engagement with unaffiliated stockholders representing approximately 35% of the outstanding Class B Common Stock and approximately 60% of the outstanding Class A Common Stock.

The Board strongly values the feedback our stockholders have provided on a wide range of topics, including Board oversight of our business strategy, capital allocation, capital structure, corporate governance, Board composition, management succession planning, executive compensation, sustainability and the Company's financial and operating performance. This input is shared with the Board and its relevant committees and informs the Company's strategy and policies as we seek to build long-term value for our stockholders.

For example, in line with feedback received from stockholders, in fiscal 2026 the Company:

- focused on differentiating News Corp from some of our global peers, including by highlighting Dow Jones and the growth of its B2B businesses, and providing increased transparency through the Dow Jones investor briefing;
- continued transformation of the Company to increase the mix of digital and recurring revenues and reduce the reliance on advertising;
- increased focus on core growth engines, which account for the majority of profitability and have underpinned our strong financial performance;
- advanced content licensing partnerships by securing a landmark, multi-year agreement with Meta and expanding high-value data partnerships with OpenAI, Bloomberg and others and continued the embedding of AI to support and enhance operations throughout the Company;
- expanded our $1 billion stock repurchase program and accelerated the pace of buybacks by over four times the prior rate, which benefitted from the return of Foxtel shareholder loans;
- continued to improve credit rating metrics;
- delivered very strong free cash flow generation and strengthened the balance sheet;
- continued cost discipline initiatives across all business segments; and
- capped off a record financial performance on a continuing operations basis, including three consecutive years of double-digit profitability growth and margin expansion, outperforming many of our peers.

Annual Director Elections and Majority-Voting Policy

All Directors are elected annually by our stockholders. In an uncontested election, each Director must be elected by a majority of the votes cast, meaning that the number of votes cast "For" a Director's election must exceed the number of votes cast "Against" that Director's election. In a contested election, each Director will be elected by a plurality of votes cast. Under our *Statement of Corporate Governance*, an incumbent Director who does not receive a majority of votes cast in an uncontested election must submit his or her resignation to the Board within 10 days. Within 90 days of the date of the certification of the election results, the Board will determine, considering all factors it deems relevant (including those set forth in our *Statement of Corporate Governance*), whether to accept the resignation.

Director Independence

Our *Statement of Corporate Governance* requires that the Board be comprised of a majority of "independent directors" in accordance with the listing rules of The Nasdaq Stock Market, LLC ("Nasdaq"). The Board, upon the recommendation of the Nominating and Corporate Governance Committee, will review and determine the independence of each Director at least annually and at other times as appropriate. The Board considers all relevant facts and circumstances in making an independence determination as to each Director, including but not limited to any relationships and transactions between the Director (and his or her immediate family members and affiliated entities) and the Company and its affiliates.

As a result of its review in August 2026, the Board affirmatively determined that Mmes. Bancroft and Pessoa and Messrs. Aznar and Siddiqui are independent under the standards set forth in Nasdaq listing rules.

Independent Oversight and Executive Sessions of Independent Directors

The Board believes its independent oversight function is further enhanced by our Audit, Compensation and Nominating and Corporate Governance Committees being comprised entirely of independent Directors.

In addition, the independent Directors of the Board generally meet in executive session without management present at every regularly scheduled Board meeting and other times as appropriate. During fiscal 2026, the independent Directors met in executive session four times.

Board Leadership Structure

Chair	Chief Executive	Independent Lead Director
Lachlan K. Murdoch	Robert J. Thomson	Masroor Siddiqui

Our Board leadership consists of our Chair, Chief Executive, independent Lead Director and strong committee chairs. Mr. Thomson, who serves as the Chief Executive and a Director, is considered an executive officer of the Company.

Our *Statement of Corporate Governance* provides that the Board is responsible for establishing and maintaining the most effective leadership structure for the Company.

To retain flexibility in carrying out this responsibility, the Board does not have a policy on whether the Chair of the Board shall be an independent member of the Board. However, if the Chair is not an independent Director, an independent Director shall be designated by a majority of the independent Directors of the Board to serve as Lead Director for a period of at least one year. Mr. Siddiqui, an independent Director, currently serves as our Lead Director.

Since stepping down from the Board and as Executive Chair of the Company as of November 15, 2023, Mr. K. Rupert Murdoch has served as Chairman Emeritus. In this role, Mr. K.R. Murdoch serves as a consultant to the Board and/or committees of the Board and may attend Board and committee meetings, although his attendance does not count for quorum purposes, he is not able to vote at meetings and he does not have any of the responsibilities or liabilities of a Director, nor any of the other rights, powers or privileges of a Director.

The Board believes our current leadership structure is effective, provides independent Board leadership and serves the best interests of our stockholders at this time. The Board believes that this structure allows our Chief Executive to focus on his duties in managing the day-to-day operations of the Company, while benefiting from Mr. L.K. Murdoch's invaluable knowledge and expertise regarding the Company's businesses and strategies. In addition, the Board believes that the role of the Lead Director is structured with sufficient authority to serve as an effective counter-balance to management.

Lead Director Duties and Responsibilities	
■ Presiding over all meetings of the Board at which the Chair is not present, including executive sessions of the independent Directors	■ Calling meetings of the independent Directors, if desired
■ Communicating to the Chair feedback from executive sessions, as appropriate	■ Participating in the Compensation Committee's evaluation of the performance of the CEO
■ Serving as liaison between the Chair and the independent Directors	■ Supervising annual self-evaluations of the Directors in coordination with the Nominating and Corporate Governance Committee
■ Meeting with the Audit Committee and/or the Compliance Steering Committee periodically	■ Supervising the Board's determination of the independence of its Directors
■ Approving Board meeting agendas and information sent to the Board	■ Ensuring availability for consultation and direct communications, if requested by major stockholders
■ Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items	

Masroor Siddiqui has served as Lead Director since November 2022. In recognition of his strong leadership and skills, the independent Directors re-elected Mr. Siddiqui as Lead Director in August 2026 to serve a term ending at the 2027 annual meeting of stockholders or until his successor is elected and qualified. Mr. Siddiqui has performed duties beyond the required duties set forth above, which included:

- serving in a leadership role among the independent Directors and regularly consulting them between meetings;
- regularly meeting with senior management, including to report feedback from the independent Directors; and
- meeting with unaffiliated holders of both Class A Common Stock and Class B Common Stock, and reporting feedback from these stockholders to the full Board.

The Board reviews its leadership structure at least annually, taking into account the responsibilities of the leadership positions and the Directors qualified to

hold such positions. In conducting this review, the Board considers, among other things: (i) our policies and practices that provide independent Board oversight, (ii) the effect a particular leadership structure may have on Company performance, (iii) the structure that serves the best interests of our stockholders, and (iv) any relevant legislative or regulatory developments. The Board will continue to monitor the appropriateness of this leadership structure.

Board Committees

The Board has three key standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each committee is governed by a written charter approved by the Board. For more information, see "—Corporate Governance Policies."

Audit Committee

Met 7 times in fiscal 2026

Members
Masroor Siddiqui (Chair)
José María Aznar
Ana Paula Pessoa

Primary Responsibilities

Assist the Board in its oversight of:

- the Company's accounting and financial reporting processes and systems of internal control, including the audits of the Company's financial statements and the integrity of its financial statements;
- the qualifications, independence and performance of the Company's independent registered public accounting firm and the performance of the Company's corporate auditors and corporate audit function;
- the Company's compliance with legal and regulatory requirements involving financial, accounting and internal control matters;
- investigations into complaints concerning financial matters;
- risks that may have a significant impact on the financial statements;
- the Global Compliance Program and the activities of the Compliance Steering Committee;
- the Company's policies and practices with respect to risk assessment and risk management, including discussing with management the Company's major financial, technology and cyber-related risk exposures and steps taken to monitor and control such exposures; and
- the review, approval and ratification of related person transactions.

Financial Expertise and Independence

The Board has determined that all of the members of the Audit Committee are able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement, "financially sophisticated" (in accordance with Nasdaq listing rules), "audit committee financial experts" (as defined under SEC rules) and independent (in accordance with SEC rules and Nasdaq listing rules for directors and audit committee members).

Report

The Report of the Audit Committee is set forth beginning on page 30 of this proxy statement.

Compensation Committee

Met 4 times in fiscal 2026

Members
Masroor Siddiqui (Chair)
Natalie Bancroft

Primary Responsibilities

- to review and approve goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO and recommend to the Board the compensation of the CEO;
- to review, in conjunction with the CEO, and approve goals and objectives relevant to the compensation, evaluate the performance and approve the compensation of the other executive officers;
- to consider, authorize and oversee the incentive compensation plans in which the Company's executive officers participate and the Company's equity-based plans, including the granting of awards thereunder;
- to review and approve equity awards and other fixed and performance-based compensation, benefits and terms of employment of the executive officers and such other senior executives as identified by the Compensation Committee;
- to review and approve employment and severance arrangements for executive officers, including employment, separation, change-in-control and similar agreements;
- to review and approve or ratify principal terms of other employment and separation arrangements that meet certain criteria (*e.g.*, exceeding certain compensation thresholds) set by the Compensation Committee;
- to review the recruitment, retention, compensation, termination and severance policies and other benefit plans for senior executives;
- to review and assist with the development of CEO and other executive succession plans, to consult with the CEO regarding the selection of senior executives and to report such executive succession plans to the Board;
- to review annually the form and amount of compensation of Non-Executive Directors for service on the Board and its committees and to recommend changes to the Board as appropriate;
- to annually review the Company's compensation policies and practices for its employees to determine whether they create risks that are reasonably likely to have a material adverse effect on the Company;
- to oversee engagement and communications with stockholders on executive compensation and human capital matters, and review and assess the results of stockholder votes on executive compensation matters, including the Company's most recent advisory vote on executive compensation;
- to approve and administer the Company's clawback policies, and review and revise the same from time to time as appropriate; and
- to assist the Board, as necessary, in reviewing and assessing the Company's risks, opportunities, strategies and policies related to human capital management, including with respect to matters such as health, safety and security, workforce engagement and culture, and talent development, retention and succession planning.

Independence

The Board has determined that all of the members of the Compensation Committee are "non-employee directors" (within the meaning of Rule 16b-3 of the Exchange Act) and independent (in accordance with SEC rules and Nasdaq listing rules for directors and compensation committee members).

Delegation

Pursuant to its charter, the Compensation Committee may delegate its authority to one or more subcommittees, members of the Board or officers of the Company, to the extent permitted by law, when it deems appropriate and in the best interests of the Company. The Compensation Committee has delegated to Mr. Thomson or his designee the authority to make awards of stock-based compensation within certain prescribed limits to eligible employees and other service providers who are not Section 16 officers or Directors of the Company. Any awards made by Mr. Thomson pursuant to this authority are reported to the Compensation Committee on an annual basis. Further discussion of the processes and procedures for the consideration and determination of the compensation paid to the NEOs during fiscal 2026, including discussion of the role of compensation consultants, is found in the section titled "Compensation Discussion and Analysis" below.

Report

The Report of the Compensation Committee is set forth on page 53 of this proxy statement.

Nominating and Corporate Governance Committee

Met 4 times in fiscal 2026

Members
José María Aznar (Chair)
Natalie Bancroft
Ana Paula Pessoa

Primary Responsibilities

- to develop and recommend to the Board criteria for identifying and evaluating Director candidates and periodically review these criteria;
- to review the qualifications of candidates for Director suggested by Board members, stockholders, management and others in accordance with criteria recommended by the Nominating and Corporate Governance Committee and approved by the Board;
- to establish procedures for consideration of Board candidates recommended for the Nominating and Corporate Governance Committee's consideration by the Company's stockholders;
- to consider the performance, contributions and independence of incumbent Directors in determining whether to nominate them for re-election;
- to recommend to the Board a slate of nominees for election or re-election to the Board at each annual meeting of stockholders (or, if applicable, at a special meeting of stockholders);
- to recommend to the Board candidates to be elected to the Board as necessary to fill vacancies and newly created directorships;
- to make recommendations to the Board as to determinations of Director independence;
- to advise and make recommendations to the Board on corporate governance matters, including with respect to stockholder engagement and stockholder proposals;
- to develop and oversee in coordination with the Lead Director, an annual self-evaluation process for the Board;
- to monitor and evaluate the orientation and training needs of Directors and make recommendations to the Board where appropriate;
- to oversee a succession planning process for the Board and its committees, including as to key Board and committee leadership roles;
- to assist the Board, as necessary, in reviewing and assessing the Company's risks, opportunities, strategies and policies related to sustainability and corporate responsibility matters relevant to its business, to the extent not the responsibilities of other committees; and
- to review periodically the Company's policies and practices regarding political contributions.

Independence

The Board has determined that all of the members of the Nominating and Corporate Governance Committee are independent (in accordance with SEC rules and Nasdaq listing rules applicable to directors).

Director Attendance

Our *Statement of Corporate Governance* provides that Directors are expected to attend meetings of the Board and meetings of the Board committees on which they serve. During fiscal 2026, the Board held five meetings. Each of our current Directors attended at least 75% of the aggregate number of meetings of the Board and the committees of the Board on which he or she served.

Directors are also encouraged to attend and participate in the Company's annual meeting of stockholders. All six of the then-serving Directors attended the annual meeting of stockholders held by the Company in November 2025.

Board's Role in Strategy

Our Board sets the strategic vision for the Company. As part of this process, the Board reviews the Company's long-term strategic plan at least annually and monitors implementation of the strategic plan throughout the year.

The Board generally discusses strategy at every regular meeting and occasionally holds sessions devoted entirely to strategy.

Board Oversight of Risk

Risk management is primarily the responsibility of management; however, the Board oversees the Company's processes for identifying, assessing and managing the significant risks facing the Company. The Board regularly reviews the Company's significant risks and the responsibilities of management and the Board's committees in assisting the Board in its risk oversight.

The Board does not view risk in isolation; it considers risks in making significant business decisions and as part of the Company's overall business strategy. The Board uses various means to fulfill its oversight responsibility. The Board, and its committees, as appropriate, regularly receive and discuss periodic updates from the CEO, Chief Financial Officer ("CFO"), General Counsel and other members of senior management regarding significant risks to the Company, including in connection with its annual review of the Company's business plan and its review of budgets, strategy and major transactions. These discussions include operational, strategic, legal, regulatory, financial, reputational, cybersecurity and health, safety and security risks, and the plans to address these risks. The Board also receives semi-annual reports on the Audit Committee's work to continually monitor risk described below.

To assist the Board in its oversight of critical risks, the Company also undertakes a regular enterprise-wide, integrated risk assessment process culminating in semi-annual reports to the Audit Committee and the Board. The Corporate Audit Department continually monitors the risk profile of the Company and works with management at headquarters and the business units to conduct a risk assessment survey based on inputs from hundreds of employees throughout our businesses to identify, review and update an assessment of short-, intermediate- and long-term risks that the Company faces, in light of strategic priorities and industry and emerging trends. This process utilizes a heat map that consolidates key risks globally and identifies their probability and impact, and also identifies risk owners and steps taken by management to mitigate such risks based on their assessed impact and immediacy. These exercises inform the preparation of a risk-based audit plan to cover and address the effectiveness of control activities in critical areas. The Executive Risk Committee, which is chaired by the CFO and also includes the General Counsel, Chief Technology Officer and Chief Human Resources Officer, reviews the risk profile assessment with the Corporate Audit Department generally at least twice a year, reviews material changes to the Company's risk profile and reviews the Company's risk mitigation processes.

Each of the Board's standing committees assists the Board in overseeing the management of the Company's risks within the areas delegated to that committee and reports to the full Board as appropriate. In particular:

- The Audit Committee assists the Board in its oversight of risks that have a significant impact on the Company's financial statements and is responsible for reviewing the Company's policies and practices with respect to risk assessment and management, including discussing with management the Company's major financial, technology and cyber-related risk exposures and the steps that have been taken to monitor and control such exposures.

- The Audit Committee has primary responsibility for overseeing risks related to cybersecurity, data protection and privacy and AI. The Audit Committee generally receives reports at least quarterly from the Company's Chief Technology Officer and Chief Information Security Officer, who lead our global cybersecurity organization with the support of designated business information security officers at our business units, on our cybersecurity program covering various topics, including incident reporting, review of the global cyber risk map and updates on the cybersecurity program and initiatives, employee training, technology solutions and other practices designed to minimize the risks associated with cybersecurity threats.

- The Audit Committee oversees the activities of the Company's Compliance Steering Committee, including management of the

Company's Global Compliance Program. The Compliance Steering Committee is chaired by the Chief Compliance Officer, who reports to the General Counsel, and reports to the Audit Committee at least quarterly.

- The Compensation Committee monitors risks associated with the design and administration of the Company's compensation programs, including an annual review and assessment of the Company's compensation programs and practices, and risks associated with human capital management matters, including with respect to health, safety and security; workforce engagement and culture; and talent development, retention and succession planning. For more information, please see "Risks Related to Compensation Policies and Practices."

- The Nominating and Corporate Governance Committee oversees risks related to the Company's corporate governance, including the Board's continued ability to provide independent oversight of management, and risks associated with sustainability and corporate responsibility matters, to the extent not the responsibility of other committees.

The Board and its committees have full access to management, as well as the ability to engage advisors.

Board Oversight of AI

The Audit Committee generally has primary responsibility for overseeing risks related to AI. In August 2026, the Audit Committee established the AI Subcommittee to support the Audit Committee in its oversight of risks and opportunities related to AI, the use of AI throughout the Company and the impact of AI on the Company's businesses. The AI Subcommittee comprises two or more members of the Audit Committee (which comprises entirely independent Directors) and is chaired by Ms. Pessoa. The AI Subcommittee generally reports to the Audit Committee following each of its meetings and to the full Board as needed.

The AI Subcommittee is responsible for reviewing and discussing the Company's policies and practices with respect to AI-related risk assessment and risk management, including the work of News Corp's AI Governance Council, which comprises representatives from data strategy, data privacy, cybersecurity, legal, compliance, architecture, human resources, communications and strategy. The AI Governance Council has developed the Company's Global AI Principles, which establish a framework to guide the responsible design, development, deployment, governance, integration, management, procurement, security and use of AI across its lifecycle at the Company. The Global AI Principles are designed to support consistent and trustworthy AI practices across the Company's business units, while enabling innovation aligned with the Company's values and responsibilities as a global media and information services organization.

Related Person Transactions Policy

Procedures for Approval of Related Person Transactions

The Audit Committee has established written procedures for the review of related person transactions. Pursuant to these procedures, the Audit Committee reviews and approves, ratifies or disapproves, as appropriate, transactions, arrangements or relationships in which the Company or any of its subsidiaries is a participant, the aggregate amount involved exceeds $120,000 and a Director, Director emeritus, Director nominee, executive officer, 5% holder of the Company's voting stock or an immediate family member of any of the foregoing has a direct or indirect material interest.

When determining whether to approve or ratify a related person transaction, the Audit Committee shall consider all relevant facts and circumstances, including, but not limited to: whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances; the business reasons for the transaction; whether the transaction would impair the independence of an independent Director; and whether the transaction would present an improper conflict of interest for any Director or executive officer of the Company, taking into account the nature of the transaction and the Director or executive officer's interest in the transaction. The Audit Committee shall not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders. No Director will participate in any discussion or approval of a related person transaction

for which he or she (or an immediate family member) is a related person, except that such Director will provide all material information concerning the transaction to the Audit Committee.

Certain Relationships

All of the transactions described below were reviewed and approved or ratified by the Audit Committee or the Board.

News Corp Australia, a division of the Company, purchased advertising totaling approximately $400,000 in fiscal 2026 on an arms-length, ordinary course basis from NOVA Entertainment (“NOVA”), in which Mr. L.K. Murdoch, Chair of the Company, holds an indirect 100% interest. In addition, News Corp Australia, News24 (formerly Sky News Australia) and News UK, divisions of the Company, received advertising revenue on an arms-length, ordinary course basis from NOVA purchases and through production arrangements pursuant to which advertising revenue is shared with NOVA, totaling approximately $1.7 million in fiscal 2026.

During fiscal 2026, News Corp Australia, REA Group Limited (in which the Company owns a 62.0% interest) and NOVA were holders of equity interests in ScaleUp MediaFund Trust (“ScaleUp”), a business that provides advertising to start-up companies in exchange for equity interests in such companies. ScaleUp’s terms provide for contributions in advertising space of: (i) from March 1, 2023 to December 31, 2026, up to $6 million AUD from News Corp Australia, $2.5 million AUD from REA Group and $3.5 million AUD from NOVA; (ii) from July 1, 2026 to June 30, 2029, $5.5 million AUD from News Corp Australia, $1.5 million AUD from REA Group and $4.5 million AUD from NOVA. The selection of prospective recipient start-up companies and campaigns is determined by a board comprising one director designated by each unitholder. Investment decisions are required to be made with the unanimous approval of the board.

As previously disclosed, in September 2025 certain trusts established for the benefit of certain beneficiaries of the Murdoch Family Trust (which Murdoch Family Trust held an aggregate of approximately 40.7% of the outstanding Class B Common Stock prior to the offering) completed the offering and sale of 14,071,293 shares of Class B Common Stock pursuant to a shelf registration statement, generating total gross proceeds of approximately $450 million to the selling stockholders.

Executive Succession Planning

Our *Statement of Corporate Governance* provides that the Board will review executive succession planning at least annually. The Compensation Committee reviews and assists with the development of CEO and other executive succession plans.

The CEO provides the Compensation Committee and the Board with an assessment of members of senior management and their succession potential. The Compensation Committee reports the results of these assessments to the Board.

Annual Board and Committee Evaluations

The Lead Director and the Nominating and Corporate Governance Committee are responsible for overseeing an annual self-evaluation process for the Board that includes an assessment of, among other things, the Board’s maintenance and implementation of the Company’s standards of conduct and corporate governance policies. The review seeks to identify specific areas, if any, in need of improvement or strengthening and culminates in a discussion by the full Board of the results and any actions to be taken. Each key standing committee of the Board evaluates its performance on an annual basis and reports to the Board on such evaluation.

This year’s self-evaluation process included a written questionnaire completed by each Director that covered a number of topics, including Board composition and structure, Board and committee responsibilities and effectiveness, Director engagement and performance (including individual Director performance), Board priorities and Board meetings and resources. In certain years, the process also includes individual interviews with the independent Directors. The results were discussed by the full Board, with management, and in an executive session of the independent Directors. In addition, each key standing committee conducted its own self-evaluation and reported on the same to the full Board.

Board Succession Planning and Director Nomination Process

Board succession planning is an important area of focus for the Board. The Nominating and Corporate Governance Committee regularly reviews and evaluates Board composition, including its size and the qualifications, skills and characteristics represented in the current Board, and makes recommendations to the Board as appropriate.

The Nominating and Corporate Governance Committee develops criteria for filling vacant Board positions, taking into consideration such factors as it deems appropriate, including the candidate's:

- education and background;
- leadership and ability to exercise sound judgment;
- general business experience and familiarity with the Company's businesses and industries; and
- unique expertise or perspective that will be of value to the Company.

Candidates should not have any interests that would materially impair their ability to exercise independent judgment or otherwise discharge the fiduciary duties of our Directors. All candidates must possess personal integrity and ethical character, and value and appreciate these qualities in others. It is expected that each Director will devote the necessary time to fulfill the duties of a Director. In this regard, the Nominating and Corporate Governance Committee will consider the number and nature of each Director's other commitments, including other directorships.

From time to time, the Nominating and Corporate Governance Committee may engage independent third-party search firms and consultants as appropriate to help identify, screen and evaluate potential candidates.

The Nominating and Corporate Governance Committee seeks to promote through the nomination process diversity on the Board across a mix and range of dimensions, including background, experience, expertise, perspectives and viewpoints.

The composition of the Board reflects those efforts and the importance of diversity to the Board. The Board is currently 33% female, includes six Directors who are citizens of countries other than the United States and four Directors who self-identify as Asian, Hispanic/Latinx or two or more races/ethnicities, ranges in age from 46 to 73 and represents a diversity of backgrounds, perspectives and expertise.

After completing its evaluation of a potential Director nominee, the Nominating and Corporate Governance Committee will make a recommendation to the full Board, which makes the final determination whether to nominate or appoint the Director nominee.

In order to help ensure that Directors have sufficient time to fulfill their duties as a director, the Board has adopted a Director overboarding policy. Under such policy, unless approved by the Board, the Chair of the Board may not be a member of the board of directors of more than two other public companies and other members of the Board may not be a member of the board of directors of more than four other public companies. The Nominating and Corporate Governance Committee evaluates compliance with this policy at least annually as part of the director re-nomination process. All of the current Board members are in compliance with the Company's overboarding policy.

Stockholder Recommendation of Director Candidates

Stockholders may recommend Director candidates for consideration by the Nominating and Corporate Governance Committee by submitting their names and appropriate background and biographical information in writing to the attention of the Corporate Secretary at News Corporation, 1211 Avenue of the Americas, New York, New York 10036. Director candidates recommended by stockholders should meet the Director qualifications set forth under the heading "Board Membership Criteria" in the *Statement of Corporate Governance*. Director candidates recommended by stockholders who meet these Director qualifications will be considered by the Chair of the Nominating and Corporate Governance Committee, who will present the information on the candidate to the entire Nominating and Corporate Governance Committee. All Director candidates recommended by stockholders will be considered by the Nominating and Corporate Governance Committee in the same manner as any other candidate.

Communicating with the Board

Stockholders and other persons interested in communicating with any Director, any committee of the Board or the Board as a whole may do so by submitting such communication in writing and sending it by mail to the attention of the appropriate party or to the attention of our Lead Director at News Corporation, 1211 Avenue of the Americas, New York, New York 10036 or by email to ***LeadDirector@newscorp.com***.

Pursuant to the process established by the Nominating and Corporate Governance Committee for handling all communications received by the Company and addressed to the Board, the Corporate Secretary reviews and forwards such communications as appropriate.

Certain items that are unrelated to the duties and responsibilities of the Board (such as business solicitation or advertisements; product-related inquiries; junk mail or mass mailings; resumes or other job-related inquiries; and spam and unduly hostile, threatening, potentially illegal or similarly unsuitable communications) will not be forwarded. Concerns relating to accounting, internal controls, auditing matters or securities laws matters are immediately brought to the attention of the corporate audit department and handled in accordance with the procedures established by the Audit Committee with respect to such matters.

Board Responsiveness

Institutional Shareholder Services ("ISS") Recommendation Regarding LGC Holdco Pledge

As previously disclosed, the Company was informed in September 2025 of the resolution of litigation related to the Murdoch Family Trust and a transaction through which a new entity, LGC Holdco, LLC ("LGC Holdco"), acquired additional Company shares from certain departing beneficiaries of the Murdoch Family Trust. LGC Holdco is an entity outside of the control of the Company that is managed solely by an entity named Cruden 2, LLC ("Cruden 2") and owned equally by trusts associated with Lachlan, Grace and Chloe Murdoch. The transaction was funded, in part, by new capital investments from Lachlan, Grace and Chloe Murdoch as individuals, and by LGC Holdco with a collateralized loan where LGC Holdco pledged 30,404,378 shares of Class B Common Stock (the "LGC Holdco Pledge"). These shares were acquired in the transaction and not issued to Lachlan, Grace or Chloe Murdoch by the Company as compensation, and the decision to pledge the shares was made by the managing directors of the Cruden 2 board. The Company had no ability to influence or direct this decision, and Lachlan Murdoch, in his individual capacity, did not have a controlling vote regarding the decision.

In connection with the Company's 2025 annual meeting of stockholders, ISS recommended a vote against the members of the Compensation Committee as a result of the LGC Holdco Pledge. In response, the Company filed comprehensive Supplemental Proxy Materials with the SEC on November 4, 2025 ("2025 Supplemental Proxy Materials") demonstrating clearly ISS's misunderstanding and/or misinterpretation of the facts and circumstances surrounding the LGC Holdco Pledge. ISS nonetheless maintained its flawed and formulaic approach and each member of the Compensation Committee received overwhelming support by the stockholders at the 2025 annual meeting.

The Company continues to believe that ISS's recommendation was deeply and fundamentally flawed and the Company's senior management have undertaken engagement with ISS since then. During such engagement, the Company provided a detailed analysis demonstrating that the LGC Holdco Pledge materially differs from the types of stock pledges that raise concerns under ISS's policies and redirected ISS to the 2025 Supplemental Proxy Materials. Separately, the Company reached out to and engaged with a number of investors, many of whom expressed an understanding that the LGC Holdco Pledge was an integral part of the resolution.

Because the Company was not a participant in the LGC Holdco Pledge, but understands from LGC Holdco that the pledge will remain in place for the foreseeable future, the Company reiterates the points made in the 2025 Supplemental Proxy Materials, which are further clarified below:

- ***LGC Holdco Pledge is Not a Director Pledge***. The LGC Holdco Pledge was effectuated by LGC Holdco, a standalone legal entity, under the direction of Cruden 2's managing directors and not by Lachlan Murdoch, the Company's non-executive Chair, in an individual capacity. Although the authority to make decisions with respect to the voting and disposition of the Company shares held by LGC Holdco is (subject to certain exceptions) decided solely

by the managing director of Cruden 2 appointed by Lachlan Murdoch, Mr. Murdoch does not control LGC Holdco. Lachlan Murdoch could not, on his own, have entered into the LGC Holdco Pledge, nor can he unwind it. Mr. Murdoch's managing director at Cruden 2 has only one of three votes in most decisions involving LGC Holdco, including with respect to the LGC Holdco Pledge.

- ***The Amount of the Pledge Attributable to Lachlan Murdoch is Materially Smaller than ISS Suggests***. LGC Holdco is owned equally by trusts established for the benefit of Lachlan, Grace and Chloe Murdoch, of which trusts associated with Mr. Murdoch represent only a one-third interest. As such, even if these were personal pledges by Lachlan, Grace and Chloe Murdoch, only one-third of the pledge could be ascribed to Lachlan's interests at all.

- ***Pledge Used to Increase Ownership, Not Hedge Risk***. The LGC Holdco Pledge was entered into to facilitate the acquisition of additional shares on behalf of Lachlan, Chloe and Grace Murdoch. This stands in contrast to traditional pledges by an executive or director, which typically raise governance concerns because they hedge against perceived overexposure to a company's common stock. As such, if anything, the LGC Holdco Pledge only facilitated a transaction that further aligned LGC Holdco's, and, as a result Lachlan Murdoch's, incentives with those of the Company's stockholders by increasing the percentage of Mr. Murdoch's assets that are held in Company stock.

- ***No Company Involvement***. The Company was not a participant in the loan transaction and the LGC Holdco Pledge is entirely external and does not impact the Company's business or financial operations.

- ***No Link to Executive or Director Compensation***. The pledged shares of Class B common stock were not acquired through any Company equity compensation plan grants. They represent pre-existing ownership in the Company and are not shares tied to executive incentives or performance or Board service.

- ***Financial Capacity to Repay***. The Company has been informed that the trusts associated with Lachlan, Grace and Chloe Murdoch have the financial capacity to repay the loan independently and without recourse to the pledged shares.

DIRECTOR COMPENSATION

Directors' fees are not paid to Directors who are executives or employees of the Company because the responsibilities of Board membership are considered in determining compensation paid as part of their normal employment conditions.

The basic fees payable to the Directors who are not executives or employees of the Company (collectively, the "Non-Executive Directors") are annually reviewed and recommended by the Compensation Committee and set by the Board. In such review, the Compensation Committee considers the appropriateness of the form and amount of Non-Executive Director compensation and makes recommendations to the Board with a view toward attracting and retaining qualified Directors. The Company believes that compensation for Non-Executive Directors should be competitive and fairly reflect the work and skills required to serve on the Board of Directors of a company of News Corporation's size and complexity. The Company also believes that Non-Executive Director compensation should include equity-based compensation in order to further align Directors' interests with the long-term interests of stockholders.

As part of its annual review, the Compensation Committee reviews and considers data provided by its independent compensation consultant regarding the amounts and type of compensation paid to non-management directors at the companies in the peer group used by the Compensation Committee for the assessment of executive compensation as well as general industry practices (see "Compensation Discussion and Analysis—Comparative Market Data and Industry Trends"). Our fiscal 2026 Non-Executive Director compensation remained unchanged from fiscal 2025. The most recent review in June 2026 also resulted in no changes to Non-Executive Director compensation for fiscal 2027.

During fiscal 2026, the Non-Executive Directors were Mmes. Bancroft and Pessoa and Messrs. L.K. Murdoch, Aznar and Siddiqui. The annual retainers paid to Non-Executive Directors for service on the Board and its committees in fiscal 2026 are set forth in the table below.

Fiscal 2026 Annual Board and Committee Retainers

Board Cash Retainer	$100,000
Board Deferred Stock Unit ("DSU") Retainer	$195,000
Lead Director Retainer	$ 50,000
Audit Committee Chair Retainer	$ 25,000
Compensation Committee Chair Retainer	$ 15,000
Nominating and Corporate Governance Committee Chair Retainer	$ 12,500
Audit Committee Member Retainer	$ 15,000
Compensation Committee Member Retainer	$ 10,000
Nominating and Corporate Governance Committee Member Retainer	$ 10,000

In addition to the annual cash retainers, we award our Non-Executive Directors DSUs as noted in the table above. DSUs are awarded on a quarterly basis on July 1, October 1, January 1 and April 1 of each year (or, if not a trading day, the first trading day following such date) (each, a "DSU Grant Date"). The number of DSUs awarded on each DSU Grant Date is based on the closing price of the Company's Class A Common Stock on such DSU Grant Date. DSUs vest upon the earlier of (i) the July 1, October 1, January 1 or April 1 closest to the fifth anniversary of the DSU Grant Date (or, if not a trading day, the first trading day following such date) and (ii) the date of the Non-Executive Director's end of service (or, if not a trading day, the first trading day following such date), at which time DSUs will be payable in cash based on the closing price of the Company's Class A Common Stock on such vesting date. To further align the Non-Executive Directors' compensation with total return to stockholders, the Non-Executive Directors receive dividend equivalents on unvested DSUs, which are represented by additional DSUs payable when the underlying award vests.


66%
34%
Non-Executive Director*
CASH
DEFERRED STOCK UNITS
ALIGNED WITH STOCKHOLDERS ("AT RISK")

* Excludes Lead Director and committee service retainers

In addition, all Non-Executive Directors are reimbursed for reasonable travel and other out-of-pocket business expenses incurred in connection with attendance at meetings of the Board and its committees. We may invite spouses or family members of Non-Executive Directors to attend events associated with Board meetings or other Company-related events. To the extent costs for these activities and for any other personal benefits for a Non-Executive Director exceed $10,000 for the year, they are included in the "All Other Compensation" column in the table below.

The table below shows the total compensation paid during fiscal 2026 by the Company to each of the Non-Executive Directors who served during fiscal 2026.

Director Compensation for the Fiscal Year Ended June 30, 2026

Name	Fees Earned or Paid in Cash	Stock Awards[(a)]	All Other Compensation[(b)]	Total
Lachlan K. Murdoch	$100,000	$202,696	$784,856	$1,087,552
José María Aznar	$137,500	$202,696	$ 18,852	$ 359,048
Natalie Bancroft	$120,000	$202,696	$ —	$ 322,696
Ana Paula Pessoa	$125,000	$202,696	$ 22,322	$ 350,018
Masroor Siddiqui	$215,000	$202,696	$ 17,658	$ 435,354

(a) As the Company maintains a 52-53-week fiscal year ending on the Sunday nearest to June 30, each fiscal year may include three, four or five DSU Grant Dates. Fiscal 2026 included 52 weeks, and our Non-Executive Directors received four quarterly DSU grants during the fiscal year on July 1, 2025, October 1, 2025, January 2, 2026 and April 1, 2026. The amounts set forth in the "Stock Awards" column represent the aggregate grant date fair value of DSUs granted during fiscal 2026, including dividend equivalents granted on all outstanding unvested stock awards, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. For additional information on how we account for equity-based compensation, see Note 13 to the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended June 30, 2026 filed with the SEC on August 7, 2026. The aggregate number of equity awards outstanding as of fiscal year end for each Non-Executive Director appears in the table on page 26.

(b) For Mr. L.K. Murdoch, this amount reflects the incremental cost of certain security expenses. The Compensation Committee has determined that these expenses are reasonable, necessary and for the benefit of the Company and its stockholders upon consideration of the risks inherent in journalism, and the enhanced personal risk faced by the Chair given his unique public profile and prominent role in our industry and the geographies where the Company does business, as supported by the results of third-party security analyses. For the other Directors, amounts represent guest travel costs in connection with Board meetings outside the United States.

Stock Ownership Guidelines for Non-Executive Directors

Pursuant to our *Statement of Corporate Governance*, Non-Executive Directors are required to own equity securities of the Company (including DSUs) equal in value to at least five times the amount of the Non-Executive Director's annual cash retainer for service on the Board (*i.e.*, $500,000 for fiscal 2026). Each Non-Executive Director has five years from his or her first election to the Board to comply with these guidelines. All Non-Executive Directors currently comply with the stock ownership guidelines.

The following table sets forth information with respect to the aggregate outstanding equity awards at the end of fiscal 2026 held by each of the Non-Executive Directors, which comprise unvested cash-settled DSUs.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested
Lachlan K. Murdoch	41,043
José María Aznar	41,043
Natalie Bancroft	41,043
Ana Paula Pessoa	41,043
Masroor Siddiqui	41,043

PROPOSAL 2:

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young LLP ("E&Y") as the Company's independent registered public accounting firm to audit the books and accounts of the Company for the fiscal year ending June 30, 2027. E&Y has audited the books and records of the Company since the Company's inception in 2013. In order to provide for continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of our independent registered public accounting firm. Further, in connection with the mandated rotation of our independent registered public accounting firm's lead engagement partner, the Audit Committee is directly involved in the periodic selection of the independent registered public accounting firm's lead engagement partner. As previously disclosed, on June 12, 2026, upon the completion of an evaluation process in consideration of a potential audit firm rotation, the Audit Committee selected Deloitte & Touche LLP ("Deloitte") as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2028, subject to completion of Deloitte's standard client acceptance procedures and execution of an engagement letter. Please see "—Rotation of Independent Registered Public Accounting Firm" below.

The Audit Committee believes that the continued engagement of E&Y for the fiscal year ending June 30, 2027 is in the best interests of the Company and its stockholders and will help facilitate the planned change for the fiscal year ending June 30, 2028, and is submitting the appointment of E&Y to the stockholders for ratification as a matter of good corporate governance. If this appointment is not ratified by our stockholders, the Audit Committee will reconsider its decision. A representative of E&Y is expected to be present at the Annual Meeting. He or she will have an opportunity to make a statement and will be available to respond to appropriate questions.

Approval of the ratification of the selection of E&Y as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2027 requires the affirmative vote of a majority of the votes cast by the holders represented and entitled to vote thereon. Stockholders may vote "For," "Against," or "Abstain" with respect to Proposal 2. See "Information About the Annual Meeting—Voting Instructions and Information—What votes are required to approve each of the proposals?" for information with respect to the effect of abstentions and broker non-votes, if any.

FOR ✓

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2027.

Fees Paid to Independent Registered Public Accounting Firm

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm. Accordingly, the Audit Committee has appointed E&Y to perform audit and other permissible non-audit services for the Company and its subsidiaries. The Company has formal procedures in place for the pre-approval by the Audit Committee of all services provided by E&Y. These pre-approval procedures are described below under "—Audit Committee Pre-Approval Policies and Procedures."

The description of the fees for the services rendered to the Company and its subsidiaries by E&Y for fiscal 2026 and fiscal 2025 is set forth below.

	Fiscal 2026	Fiscal 2025
Audit Fees[(a)]	$17,976,000	$20,886,000
Audit-Related Fees[(b)]	448,000	522,000
Tax Fees[(c)]	2,561,055	2,615,000
All Other Fees[(d)]	445,333	300,000
Total Fees	$21,430,388	$24,323,000

(a) Audit fees include fees rendered in connection with the annual audit of the Company's consolidated financial statements as of and for fiscal 2026 and 2025; the audit of internal control over financial reporting as of June 30, 2026 and June 30, 2025 (as required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act")); statutory audits required internationally; and reviews of the Company's unaudited consolidated interim financial statements included in the Company's statutory and regulatory filings.

(b) Audit-related fees relate principally to employee benefit plan audits, due diligence and attest services related to potential acquisitions and disposals, agreed-upon procedure reports, accounting consultations, reports on internal controls over certain distribution services provided to third parties and other services related to the performance of the audit or review of the Company's consolidated financial statements.

(c) Tax fees include fees for tax compliance and tax consultations for domestic and international operating units, including due diligence related to mergers and acquisitions, and tax valuation services, including transfer pricing and cost segregation studies.

(d) All other fees comprise human capital services, including services related to global immigration, expatriate and employment taxes in Australia, and ESG pre-assessment and non-financial reporting services in Australia.

Rotation of Independent Registered Public Accounting Firm

As previously disclosed, on June 12, 2026, upon the completion of an evaluation process in consideration of a potential audit firm rotation, the Audit Committee selected Deloitte as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2028, subject to completion of Deloitte's standard client acceptance procedures and execution of an engagement letter. E&Y, the Company's current independent registered public accounting firm, will continue in this capacity for the fiscal year ending June 30, 2027. As a result, E&Y will be dismissed as the Company's independent registered public accounting firm, effective upon completion of the audit for the fiscal year ending June 30, 2027.

E&Y's reports on the Company's consolidated financial statements as of and for the fiscal years ended June 30, 2025 and June 30, 2026 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended June 30, 2025 and June 30, 2026 and the subsequent interim period, there were: (i) no "disagreements" within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between the Company and E&Y on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to E&Y's satisfaction, would have caused E&Y to make reference thereto in their reports; and (ii) no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K.

During the fiscal years ended June 30, 2025 and June 30, 2026 and the subsequent interim period, neither the Company nor anyone on its behalf has consulted with Deloitte regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; (ii) any matter that was the subject of a "disagreement" within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions; or (iii) any "reportable event" within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has established policies and procedures under which all audit and non-audit services performed by the Company's independent registered public accounting firm must be approved in advance by the Audit Committee. The Audit Committee's policy provides for pre-approval of audit, audit-related, tax and certain other services specifically described by the Audit Committee on an annual basis. In addition, individual engagements anticipated to exceed pre-established thresholds, as well as certain other services, must be separately approved. The policy also provides that the Audit Committee can delegate pre-approval authority to any member of the Audit Committee provided that the decision to pre-approve is communicated to the full Audit Committee at its next meeting. The Audit Committee has delegated this responsibility to the Chair of the Audit Committee. Management has also implemented internal procedures to ensure compliance with this policy. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent registered public accounting firm to management.

As required by the Sarbanes-Oxley Act, all audit and non-audit services provided in fiscal 2026 and 2025 have been pre-approved by the Audit Committee in accordance with these policies and procedures. The Audit Committee also reviewed the non-audit services provided by E&Y during fiscal 2026 and 2025, and determined that the provision of such non-audit services was compatible with maintaining the auditor's independence.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee shall not be deemed to be soliciting material or to be filed with the SEC under the Securities Act or the Exchange Act or incorporated by reference in any document so filed.

In accordance with its written charter, the Audit Committee, which consists entirely of independent Directors under the heightened independence standards applicable to audit committee members, assists the Board in its oversight of (i) the Company's accounting and financial reporting processes and systems of internal control, including the audits of the Company's financial statements and the integrity of financial statements, (ii) the qualifications, independence and performance of the Company's independent registered public accounting firm and the performance of the Company's corporate auditors and corporate audit function, (iii) the Company's compliance with legal and regulatory requirements involving financial, accounting and internal control matters, (iv) investigations into complaints concerning financial matters, (v) risks that have a significant impact on the Company's financial statements, and the Company's policies and practices with respect to risk assessment and risk management, (vi) the Company's ongoing Global Compliance Program and activities of the Company's Compliance Steering Committee and (vii) the review, approval and ratification of transactions with related persons. The Audit Committee is directly responsible for the appointment, compensation and oversight of the Company's independent registered public accounting firm. The Audit Committee provides an avenue of communication among management, the independent registered public accounting firm, the corporate auditors and the Board. Management has the primary responsibility for the preparation of the Company's financial statements and the reporting process, including the systems of internal control over financial reporting. The independent registered public accounting firm has the responsibility for the audit of those financial statements and internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes.

In discharging its oversight responsibility as to the audit process, the Audit Committee (i) obtained from the independent registered public accounting firm a formal written statement describing all relationships between the independent registered public accounting firm, the Company and individuals in financial reporting oversight roles at the Company that might bear on the independent registered public accounting firm's independence and affirming its independence consistent with applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") regarding the independent accountant's communications with the Audit Committee concerning independence, (ii) discussed with the independent registered public accounting firm, which documented the discussion, any relationships that may impact the firm's objectivity and independence and (iii) considered whether the non-audit services provided to the Company by the independent registered public accounting firm are compatible with maintaining such firm's independence. The Audit Committee reviewed with both the independent registered public accounting firm and the corporate auditors their identification of audit risks, audit plans and audit scope. The Audit Committee discussed with management, the independent registered public accounting firm and the corporate auditors the corporate audit function's organization, responsibilities, budget and staffing.

The Audit Committee also discussed and reviewed with the independent registered public accounting firm all matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The Audit Committee met with each of the independent registered public accounting firm and the corporate auditors, both with management present and in private sessions without management present, to discuss and review the results of the independent registered public accounting firm's audit of the financial statements, including the independent registered public accounting firm's evaluation of the accounting principles, practices and judgments applied by management, the results of the corporate audit activities and the quality and adequacy of the Company's internal controls.

The Audit Committee discussed the interim financial information contained in each of the quarterly earnings announcements with Company management and the independent registered public accounting firm. The Audit Committee also reviewed and discussed the audited financial statements of the Company as of and for the fiscal year ended June 30, 2026 with management and the independent registered public accounting firm.

At its meetings every quarter, the Audit Committee met with members of management, the independent registered public accounting firm and the corporate auditors to review the fiscal 2026 certifications provided by the CEO and the CFO under the Sarbanes-Oxley Act, the rules and regulations of the SEC and the overall certification process. At these meetings, management reviewed with the Audit Committee each of the Sarbanes-Oxley Act certification requirements including whether there were any (i) significant deficiencies or material weaknesses in the design or operation of internal control over

financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, involving management or other employees who have a significant role in the Company's internal control over financial reporting.

The Audit Committee received reports from the Company's General Counsel and Chief Compliance Officer and the corporate auditors regarding the Company's policies, processes and procedures relating to compliance with News Corporation's Global Anti-Bribery and Anti-Corruption Policy and the activities of the Company's Compliance Steering Committee.

Based on the above-mentioned review and discussions with management, the independent registered public accounting firm and the corporate auditors, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2026, for filing with the SEC.

The Audit Committee also appointed E&Y as the Company's independent registered public accounting firm for fiscal 2027, and the Board concurred in such appointment.

As previously disclosed, on June 12, 2026, upon the completion of an evaluation process in consideration of a potential audit firm rotation, the Audit Committee selected Deloitte as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2028, subject to completion of Deloitte's standard client acceptance procedures and execution of an engagement letter.

THE AUDIT COMMITTEE:

Masroor Siddiqui (Chair)
José María Aznar
Ana Paula Pessoa

PROPOSAL 3:

ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and Section 14A of the Exchange Act require that the Company provide our stockholders with the opportunity to approve, on an advisory, nonbinding basis, the compensation of our named executive officers, or NEOs, as disclosed in this proxy statement in accordance with the rules of the SEC.

As described in detail in the "Compensation Discussion and Analysis," the Compensation Committee seeks to closely align the interests of our NEOs with those of the Company's stockholders. The Company's executive compensation program and practices are designed to drive Company performance, support growth for stockholders and attract, retain and motivate the top executive talent necessary for the Company's success. The compensation framework designed by the Company emphasizes a pay-for-performance model, a focus on long-term growth and diversified performance metrics. The Compensation Committee believes that our compensation framework effectively aligns pay with individual and Company performance as further described beginning on page 37 under the heading "Aligning Compensation with Company Performance." In addition, as described beginning on page 36 under the heading "Total Direct Compensation," the compensation framework places a significant majority of the NEOs' total direct compensation "at risk" and dependent upon performance, with a significant portion of total direct compensation tied to the Company's long-term results and future stock price performance. The Company has also implemented a number of executive compensation practices, as described on page 38, which the Compensation Committee considers to be effective at driving performance and supporting long-term growth for our stockholders.

The Board recommends that stockholders indicate their support for the Company's compensation of its NEOs. The vote on this resolution, commonly known as a "say-on-pay" resolution, is not intended to address any specific element of compensation but rather the overall NEO compensation program as described in this proxy statement. Although this vote is advisory and not binding on the Company or the Board, the Compensation Committee, which is responsible for developing and administering the Company's executive compensation philosophy and program, will consider the results as part of its ongoing review of the Company's executive compensation program.

Accordingly, we ask our stockholders to vote to approve the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's proxy statement for the 2026 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the "Compensation Discussion and Analysis," the "Summary Compensation Table" and the other related tables and disclosure."

The Board of Directors has adopted a policy providing for annual say-on-pay advisory votes. Unless the Board of Directors modifies its policy on the frequency of holding say-on-pay advisory votes, including after consideration of the results of Proposal 4, the next say-on-pay advisory vote following the 2026 Annual Meeting will occur in 2027.

Approval of the advisory vote on the approval of the compensation of the Company's named executive officers requires the affirmative vote of a majority of the votes cast by holders represented and entitled to vote thereon. Stockholders may vote "For," "Against," or "Abstain" with respect to this proposal. See "Information About the Annual Meeting—Voting Instructions and Information—What votes are required to approve each of the proposals?" for information with respect to the effect of abstentions and broker non-votes, if any.

FOR ✓	**THE BOARD UNANIMOUSLY RECOMMENDS AN ADVISORY VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.**

PROPOSAL 4:

ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES TO APPROVE EXECUTIVE COMPENSATION

As described in "Proposal 3: Advisory Vote to Approve the Compensation of the Named Executive Officers," the Dodd-Frank Act and Section 14A of the Exchange Act require that the Company provide our stockholders with an advisory say-on-pay resolution. The Dodd-Frank Act and Section 14A of the Exchange Act also require that the Company provide our stockholders the opportunity to vote, on an advisory, nonbinding basis, as to how frequently we should seek future advisory say-on-pay votes. By voting on this proposal, stockholders may indicate whether they would prefer that we conduct future advisory votes on executive compensation once every one, two or three years. Stockholders may instead abstain from casting a vote on this proposal.

The Board has determined that an advisory vote to approve executive compensation that occurs once every year remains the most appropriate alternative for the Company. In reaching this recommendation, the Board considered that holding an annual advisory vote to approve executive compensation allows stockholders to provide direct input on the Company's compensation philosophy, policies and practices as disclosed in the proxy statement each year. An annual advisory vote also provides the Compensation Committee with the opportunity to evaluate its compensation decisions considering timely feedback provided by stockholders. In addition, the Board recognizes that an annual advisory vote to approve executive compensation is consistent with the Company's policy of facilitating communications of stockholders with the Board and its various committees, including the Compensation Committee.

The vote on this proposal is not intended to approve or disapprove the recommendation of the Board. Although the Board intends to carefully consider the voting results of this proposal, the vote is advisory and not binding on the Company or the Board. The Board may decide that it is in the best interests of stockholders and the Company to hold an advisory vote to approve executive compensation more or less frequently than the frequency preferred by stockholders.

Approval of the advisory vote on the frequency of future advisory votes to approve executive compensation requires the affirmative vote of a majority of the votes cast by holders represented and entitled to vote thereon. Stockholders may vote on their preferred voting frequency by choosing the option of "1 year," "2 years" or "3 years" or may "Abstain" from voting. Because this proposal has four choices, it is possible that no choice will receive a majority of the votes cast. If a majority of the votes cast do not favor one of the three frequencies, the frequency that receives the most votes will be considered by us to be the frequency recommended by stockholders. See "Information About the Annual Meeting—Voting Instructions and Information—What votes are required to approve each of the proposals?" for information with respect to the effect of abstentions and broker non-votes, if any.

1 YEAR ✓

THE BOARD UNANIMOUSLY RECOMMENDS AN ADVISORY VOTE FOR HOLDING FUTURE ADVISORY VOTES TO APPROVE EXECUTIVE COMPENSATION EVERY "1 YEAR."

EXECUTIVE OFFICERS

The executive officers of the Company as of September 23, 2026 are set forth in the table below. Unless otherwise specified, each holds the office indicated until his or her successor is chosen and qualified at the regular meeting of the Board to be held following the Annual Meeting, or at another meeting of the Board as appropriate.

Name	Age	Position with the Company
Robert J. Thomson	65	Chief Executive Officer
Lavanya Chandrashekar	54	Chief Financial Officer
David B. Pitofsky	61	General Counsel
Julian Delany	54	Chief Technology Officer
Ruth Allen	48	Chief Human Resources Officer

Information concerning Mr. Thomson can be found under "Proposal 1: Election of Directors."

Lavanya Chandrashekar—Ms. Chandrashekar has served as the Company's CFO since January 1, 2025. Ms. Chandrashekar previously served as Chief Financial Officer of Diageo plc, a global beverage alcohol company, from 2021 to September 2024, after serving as Global Head of Investor Relations from 2020 to 2021 and Chief Financial Officer, Diageo North America from 2018 to 2021. She has also held senior finance positions at the Procter & Gamble Company and Mondelēz International, Inc.

David B. Pitofsky—Mr. Pitofsky has served as the Company's General Counsel since 2015. He also served as the Company's Chief Compliance Officer from 2015 to 2023. Mr. Pitofsky served as a Deputy General Counsel for the Company from 2013 until 2015 and as the Company's Deputy Chief Compliance Officer from 2013 until 2015. Mr. Pitofsky was previously a partner at Goodwin Procter LLP, a law firm, from 2005 to 2013. From 1996 to 2005, Mr. Pitofsky was an Assistant U.S. Attorney in the Eastern District of New York, rising to the level of Deputy Chief of the Criminal Division.

Julian Delany—Mr. Delany has served as the Company's Chief Technology Officer since June 30, 2025. He most recently served as Chief Technology Officer of News Corp Australia, a division of the Company, from 2020 to June 2025. Since joining News Corp Australia in 2012, he has also served as Managing Director of the company's digital news, food and lifestyle network from 2015 to 2020 and General Manager of news.com.au, a digital-first newsroom, from 2012 to 2015. His prior experience also includes management roles at The Weather Channel.

Ruth Allen—Ms. Allen has served as the Company's Chief Human Resources Officer since 2022. She previously served as Chief People Officer of News Corp Australia, a division of the Company, from 2018 to 2022. Her prior experience includes roles in human resources and learning and organizational development at Origin Energy, Thiess and Telstra.

COMPENSATION DISCUSSION AND ANALYSIS

This section explains the Company's compensation philosophy and summarizes the material components of our fiscal 2026 executive compensation program. Our named executive officers, or NEOs, for fiscal 2026 are:

Name	Title
Robert J. Thomson	Chief Executive Officer
Lavanya Chandrashekar	Chief Financial Officer
David B. Pitofsky	General Counsel
Julian Delany	Chief Technology Officer
Ruth Allen	Chief Human Resources Officer

Executive Summary

Compensation Philosophy

The Compensation Committee has established an executive compensation program that seeks to support the creation of long-term growth and value for our stockholders through three key objectives:

Drive Company Performance	• Emphasizes variable, performance-based compensation • Includes a balance of short- and long-term compensation elements to motivate and reward superior performance without encouraging unnecessary and excessive risk-taking
Align Pay with Performance	• Based on a mix of performance metrics to hold executives accountable for Company and individual performance • Does not guarantee incentive compensation (bonuses or equity awards); payouts are determined based on achievement of rigorous performance targets
Attract, Retain and Motivate Leadership Talent	• Designed to be competitive to attract and retain the highest quality talent • Considers compensation practices and trends in relevant industries

Stockholder Feedback Informs the Executive Compensation Program

The Compensation Committee highly values stockholder input and is responsible for overseeing regular engagement and communications with our stockholders regarding our executive compensation program. The Compensation Committee carefully considers and incorporates feedback from stockholders into the Committee's decision-making.

The Board views stockholder engagement as an area of priority and oversees the Company's corporate governance engagement program, which includes discussion of executive compensation. In fiscal 2026, our outreach program included engagement with unaffiliated stockholders representing approximately 35% of the outstanding Class B Common Stock and approximately 60% of the outstanding Class A Common Stock. For more detail on the Company's active stockholder outreach program, please refer to "Corporate Governance Matters—Stockholder Engagement." Stockholders are invited to express their views to the Compensation Committee through the procedures described under "Corporate Governance Matters—Communicating with the Board."

The annual say-on-pay advisory vote to approve the compensation of our NEOs also provides stockholders with an opportunity to communicate their views on our executive compensation program. At our 2025 annual meeting of stockholders, stockholders demonstrated their support of our executive compensation program with approximately 88.8% of the votes cast in favor of our advisory proposal to approve the compensation of our NEOs.

Upon consideration of the high percentage of votes cast in support of our say-on-pay proposal, along with additional feedback from engagement with stockholders and other considerations, the Compensation Committee determined to maintain the same general structure of our executive compensation program for fiscal 2026.

Total Direct Compensation

The following table presents the total direct compensation ("Total Direct Compensation") awarded to our NEOs for fiscal 2026. Total Direct Compensation differs from the amounts reported in the "Summary Compensation Table" as required by the SEC, and reflects the amounts the Compensation Committee considers most relevant in assessing and determining each NEO's executive compensation opportunity for the fiscal year. Total Direct Compensation comprises the NEO's annual base salary, target performance-based annual cash incentive and target performance-based long-term equity incentive, which was awarded in fiscal 2026 as performance stock units ("PSUs") and restricted stock units ("RSUs").

Mr. Thomson's fiscal 2026 Total Direct Compensation was approximately 84% "at risk." Mr. Thomson's base salary has remained unchanged since July 2018 at $3,000,000, as has his target annual cash incentive at $5,000,000. Increases to Mr. Thomson's Total Direct Compensation from July 2018 to date have been solely in the form of his target long-term equity incentive, which is "at risk" for both Company financial performance and stock price; it was increased by $1,000,000, $2,000,000 and $1,500,000 for fiscal 2020, fiscal 2023 and fiscal 2025, respectively. Pursuant to the terms of his employment agreement with the Company, dated June 20, 2025, at least $1,000,000 of Mr. Thomson's annual long-term equity incentive target each year is earned solely based on the Company's relative total stockholder return performance.


84%
27%
16%
Chief Executive Officer
57%
BASE SALARY
TARGET ANNUAL CASH INCENTIVE
TARGET LONG-TERM EQUITY INCENTIVE
ALIGNED WITH STOCKHOLDERS ("AT RISK")

In setting Total Direct Compensation for the NEOs, the Board and the Compensation Committee considered competitive compensation levels and trends, the Company's recent financial performance and progress in advancing its long-term strategy, and the NEOs' individual performance, leadership track record and compensation history.

Named Executive Officer	Annual Base Salary	Target Annual Cash Incentive	Target Long-Term Equity Incentive	Total Direct Compensation
Robert J. Thomson	$3,000,000	$5,000,000	$10,500,000	$18,500,000
Lavanya Chandrashekar	$1,400,000	$2,500,000	$ 2,600,000	$ 6,500,000
David B. Pitofsky	$1,400,000	$2,000,000	$ 2,400,000	$ 5,800,000
Julian Delany	$ 850,000	$ 850,000	$ 850,000	$ 2,550,000
Ruth Allen[a]	$ 900,000	$ 900,000	$ 1,000,000	$ 2,800,000

(a) This table reflects Ms. Allen's current annualized base salary and target annual cash incentive. Pursuant to the terms of her amended and restated employment agreement, dated November 18, 2025 and effective January 1, 2026, Ms. Allen's annual base salary was increased from $825,000 to $900,000 and her target annual cash incentive was prorated for fiscal 2026 based on the target of $825,000 as in effect prior to such effective date and the new target of $900,000 following such effective date.

Aligning Compensation with Company Performance

The Compensation Committee is responsible for overseeing the Company's executive compensation framework, which is designed to support Company performance, advance the execution of Company strategy and reward sustained value creation and responsible risk-taking.

Fiscal 2026 performance highlights include:

- Fiscal 2026 full year revenues were $9.03 billion, a 7% increase compared to $8.45 billion in the prior year, driven by higher revenues at the Company's core growth engines: the Digital Real Estate Services, Dow Jones and Book Publishing segments.
- Net income from continuing operations of $743 million increased 15% compared to $648 million in the prior year.
- Total Segment EBITDA* was $1.63 billion, a 15% increase compared to $1.42 billion in the prior year.
- Net cash provided by operating activities from continuing operations increased 26% to $1.24 billion and free cash flow* increased 42% to $811 million.
- The Company accelerated the pace of its stock repurchases to $643 million for fiscal 2026, over four times the prior year's rate.
- Dow Jones revenues increased 7% to $2.50 billion, driven by growth of 16% at Dow Jones Risk & Compliance and 8% at Dow Jones Energy and higher digital circulation and content licensing revenues.
- REA Group revenues increased 12% to $1.41 billion, driven by higher Australian residential revenues.
- Move revenues increased 11% to $610 million, driven by the shift in focus to more premium offerings and improved audience share.
- Book Publishing revenues increased 6%, driven by higher physical and digital book sales, including strong performance from Rachel Reid's *Game Changers* titles and strength in Christian Publishing.

In conjunction with the Board's approval of the annual budget at the beginning of fiscal 2026, the Compensation Committee approved a financial target for the fiscal 2026 annual cash incentives, setting the midpoint of the target range for adjusted** Total Segment EBITDA at $1.548 billion, based on the Company's annual budget and strategic plan. The Company achieved adjusted Total Segment EBITDA of $1.568 billion, resulting in a calculated 100.0% payout of the quantitative portion of the award. The Compensation Committee also evaluated each NEO's achievements and contributions during fiscal 2026 to determine payouts of the qualitative portion of each NEO's award ranging from 160% to 170%.

For the fiscal 2024–2026 PSUs, the Compensation Committee approved performance targets in conjunction with the Company's long-range plan, setting the midpoints of the target ranges for cumulative adjusted** earnings per share ("EPS") and cumulative adjusted** free cash flow ("FCF") at $2.29 and $2.218 billion, respectively, and the target for total stockholder return ("TSR") relative to the individual companies comprising the S&P 1500 Media Index at the 50th percentile. The Company achieved $2.76, $2.530 billion and the 73.3rd percentile, respectively, during the performance period, resulting in a 132.9% overall payout for the fiscal 2024–2026 PSUs. For more information, please see "—Named Executive Officer Compensation—Payout of Fiscal 2024–2026 PSUs."

* Total Segment EBITDA and free cash flow are non-GAAP financial measures. For information on these metrics, as defined by the Company, including reconciliations to the most comparable GAAP measures, please see pages 42 and 48–49, respectively, of the Company's Annual Report on Form 10-K for the year ended June 30, 2026 filed with the SEC on August 7, 2026.

** Consistent with the framework set in advance for the annual cash incentive program and the fiscal 2024–2026 PSUs, the Compensation Committee approved adjustments to performance metric calculations for purposes of determining payouts. In addition, the Compensation Committee may from time to time adjust performance goals to account for extraordinary or unusual events. These adjustments can result in either increases or decreases to achieved results or underlying performance goals and are intended to provide award payments that reflect the underlying performance of the Company's business and are not artificially inflated or deflated due to unusual events. Adjustments are made for gains or losses associated with the sale or purchase of property and/or businesses, litigation expenses, extraordinary gains or losses, material changes in regulatory, tax or accounting rules, restructuring and impairment charges, equity earnings, currency fluctuations, other non-recurring or unusual items, and the tax impact and minority interest of the foregoing. The Compensation Committee reviews and approves all adjustments to ensure they are consistent with the Compensation Committee's philosophy on executive pay.

NEO Compensation Program Practices

The Company's executive compensation practices are designed to drive performance and support alignment with stockholders' long-term interests:

What We Do
• **Majority of compensation is "at risk"**—variable, performance-based compensation comprises significant majority of NEO compensation
• **Pay-for-performance philosophy**—executive compensation is directly tied to Company and individual performance, with the majority of pay earned through the achievement of challenging goals aligned with the Company's strategic plan
• **Multiple performance metrics**—balanced mix of diversified performance metrics measured over short- and long-term time horizons to incentivize and reward the achievement of multiple dimensions of our operational and long-term business strategy
• **Capped payouts** of annual cash incentives and long-term equity incentives
• **Performance on ethics and compliance and other sustainability and corporate responsibility objectives** directly impacts NEO annual cash incentive payouts as a negative-only adjustment
• **Clawback policies** triggered by certain accounting restatements and significant misconduct applicable to performance- and time-based incentive compensation granted to the NEOs and certain other employees
• **Stock ownership guidelines** apply to all NEOs and Non-Executive Directors
• **Annual compensation risk assessment** to ensure that compensation program does not encourage excessive risk-taking
• **Independent compensation consultant** provides no other services to the Company
• **Regular stockholder feedback** through annual say-on-pay vote and robust ongoing engagement program

What We Do Not Do
• No guaranteed bonuses
• No targeting of specific percentiles versus peers in setting compensation levels
• No "single trigger" cash severance or automatic vesting of equity awards based solely upon a change in control of the Company
• NEO employment agreements do not contain enhanced severance in the event of a change in control
• No excise tax gross-ups or tax gross-ups on NEO perquisites
• No hedging of Company stock held directly or received as equity compensation by Directors or employees, including the NEOs
• No re-pricing of stock options or SARs without stockholder approval
• No payment of dividend equivalents unless and until underlying performance- or time-based equity awards vest
• No pension credit for years not worked; value of equity-based compensation not included in pension calculations

Executive Compensation Practices

How Executive Compensation Decisions Are Made

The Compensation Committee reviews each NEO's compensation terms at the beginning of the fiscal year, taking into account relevant factors including the nature and scope of the NEO's role and responsibilities, leadership and management experience, individual contributions, Company performance, achievement of strategic objectives, market compensation levels and industry and geographic considerations (as further described below under "—Comparative Market Data and Industry Trends"), retention considerations, the terms of the NEO's employment agreement, tenure, prior compensation and internal pay parity. The Compensation Committee also considers feedback from stockholders gathered through regular engagement and the results of the annual say-on-pay vote.

NEOs do not participate in the Compensation Committee's deliberations or decisions regarding their own compensation. Management and the Compensation Committee's independent compensation consultant assist the Compensation Committee in determining NEO compensation by providing data, analyses and recommendations. In addition, the CEO presents individual pay recommendations to the Compensation Committee for the other NEOs. These recommendations are based on the CEO's assessments of individual contributions, achievement of performance objectives and other factors. Following such review, the Compensation Committee approves the compensation terms for all NEOs other than the CEO, whose compensation terms are approved by the Board after considering the recommendation of the Compensation Committee.

Role of the Independent Compensation Consultant

During fiscal 2026, the Compensation Committee continued to retain Frederic W. Cook & Co., Inc. ("FW Cook") as an independent compensation consultant. FW Cook serves as an objective third-party advisor to the Compensation Committee on compensation matters, assessing the reasonableness of compensation levels as compared to those of similarly situated companies and evaluating the effectiveness of the executive compensation program in supporting the Company's strategic objectives. FW Cook reports directly to the Compensation Committee, which may replace the consultant or hire additional consultants at any time. In fiscal 2026, FW Cook supported the Compensation Committee by (i) attending Compensation Committee meetings; (ii) providing advice on the Company's executive and Non-Executive Director compensation programs, incentive plan designs and compensation governance policies; (iii) making recommendations regarding the formulation of our peer group; (iv) preparing and presenting analyses on compensation levels, including competitive assessments of the Company's practices and policies; (v) evaluating the relationship between NEO pay and Company performance; and (vi) assisting the Company in preparing compensation-related materials and disclosure as requested by the Compensation Committee. FW Cook provided no other services to the Company.

In June 2026, the Compensation Committee considered FW Cook's independence and the existence of potential conflicts of interest with FW Cook, including by considering the factors prescribed by Nasdaq listing rules and SEC rules. Based on such evaluation, the Compensation Committee determined that no conflict of interest exists.

Named Executive Officer Compensation

Overview of Our Executive Compensation Program

The table below describes the objectives supported by each of our primary compensation elements, along with an overview of the key design features of each element.

<table>
<tr><th>Compensation Element</th><th>Key Features</th><th colspan="2">How it Supports Our Compensation Philosophy</th></tr>
<tr><td>Base Salary</td><td>• Provides a level of fixed pay appropriate to each executive’s role and responsibilities
• Reviewed annually by the Compensation Committee to ensure it remains appropriate</td><td colspan="2">• Comprises a small portion of Total Direct Compensation, consistent with the Company’s pay-for-performance philosophy
• Competitive salary is necessary to attract and retain executive talent</td></tr>
<tr><td rowspan="2">Annual Cash Incentive</td><td>• Two-thirds based on achievement of adjusted Total Segment EBITDA</td><td colspan="2">• Directly ties a significant portion of incentive compensation to achievement of a measurable financial goal aligned to budget</td></tr>
<tr><td>• One-third based on achievement of individual objectives</td><td colspan="2">• Rewards and promotes accountability for individual performance, including on strategic goals and ethics and compliance and other sustainability/corporate responsibility objectives</td></tr>
<tr><td rowspan="2">Long-Term Equity Incentive</td><td>• 70% awarded as PSUs
◦ Cliff vest after three-year performance period
◦ Payout range of 0–200% of target
◦ Earned based on achievement on a balanced mix of metrics:
– 40% on cumulative adjusted EPS
– 40% on cumulative adjusted FCF
– 20% on the Company’s relative TSR percentile*
◦ Tied to Company stock price</td><td>• Rewards long-term value creation based on achievement of specified performance targets</td><td rowspan="2">• Aligns executives’ interests with the long-term interests of our stockholders
• Helps retain executives over a longer horizon</td></tr>
<tr><td>• 30% awarded as RSUs
◦ Vest ratably over three years
◦ Tied to Company stock price</td><td>• Supports talent attraction and retention by aligning to market practice</td></tr>
</table>

* Pursuant to the terms of his employment agreement, at least $1,000,000 of Mr. Thomson’s aggregate long-term equity incentive target is to be earned solely based on the Company’s relative TSR performance. See also “—Payout of Fiscal 2024–2026 PSUs” and “—Grant of Fiscal 2026–2028 Long-Term Equity Incentive.” The balance of his long-term equity incentive is weighted as set forth in this table.

Base Salary

The Compensation Committee, in conjunction with its independent compensation consultant, annually reviews the NEOs’ base salaries and makes appropriate adjustments subject to the terms of individual employment agreements. Mr. Thomson’s base salary has remained unchanged since fiscal 2019.

Performance-Based Incentive Compensation

Consistent with the Company's pay-for-performance philosophy, and to promote alignment with stockholders' interests, the majority of each NEO's compensation is paid via two performance-based incentive components: the annual cash incentive and the long-term equity incentive, awarded in the form of PSUs and RSUs. The Compensation Committee selects the performance metrics and sets the performance targets for both incentive components at the start of each performance period following the Board's review of the Company's annual budget and strategic plan. Performance targets are designed to be challenging yet reasonably achievable, in order to incentivize superior performance while maintaining focus on the Company's long-term growth.

Fiscal 2026 Annual Cash Incentives

The Compensation Committee approved a framework for the NEOs' annual cash incentives for fiscal 2026 that included a mix of quantitative and qualitative factors designed to support the achievement of critical operating goals of the Company's businesses, while also recognizing and rewarding the NEOs' individual contributions.

Annual cash incentive awards are based two-thirds on the achievement of adjusted Total Segment EBITDA, and one-third on a qualitative assessment of individual performance. Adjusted Total Segment EBITDA was retained as the financial performance metric because it is a key measure of Company profitability for which the NEOs have direct responsibility.

In determining the qualitative portion of the annual cash incentive, the Compensation Committee considers each NEO's individual contributions toward the strategic leadership of the Company. The Compensation Committee also considered, in determining whether any reduction to the fiscal 2026 annual cash incentive was warranted:

- management's performance on ethics and compliance objectives, based on a recommendation from the Audit Committee; and
- management's performance on other sustainability and corporate responsibility goals, based on a report from the Nominating and Corporate Governance Committee, which considered achievements in the categories of sustainability and corporate responsibility governance and communications, environmental sustainability, human capital and philanthropy.

Mr. Thomson's target annual cash incentive has remained unchanged since fiscal 2019. The Board (in the case of Mr. Thomson) and the Compensation Committee (in the case of the other NEOs) approved the following target and maximum amounts for the fiscal 2026 annual cash incentives:

	Fiscal 2026 Annual Cash Incentive	
Named Executive Officer	**Target**	**Maximum**
Robert J. Thomson	$5,000,000	$10,000,000
Lavanya Chandrashekar	$2,500,000	$ 5,000,000
David B. Pitofsky	$2,000,000	$ 4,000,000
Julian Delany	$ 850,000	$ 1,700,000
Ruth Allen[(a)]	$ 861,882	$ 1,723,764

(a) Pursuant to the terms of her amended and restated employment agreement, dated November 18, 2025 and effective January 1, 2026, Ms. Allen's target annual cash incentive was pro-rated for fiscal 2026 based on the target of $825,000 as in effect prior to such effective date and the current target of $900,000 following such effective date.

For fiscal 2026, the Compensation Committee set a target range for adjusted Total Segment EBITDA of $1.471 to $1.625 billion, based on the Company's annual budget and strategic plan, that the Committee determined was challenging and appropriate. The fiscal 2026 target range was set lower than the fiscal 2025 target range, in accordance with the annual budget, due primarily to the divestiture of Foxtel Group, which occurred in the last quarter of fiscal 2025. Consistent with its past practice, the Committee approved a target range, rather than a specific amount, to better maintain alignment of actual payouts with underlying performance. Performance within the target range results in a payout of 100% for the quantitative portion of the annual cash incentive; this payout is interpolated on a linear basis for performance that falls between the threshold level and the target range or between the target range and the maximum level.

As set forth below, the Company's actual adjusted Total Segment EBITDA performance resulted in a payout of 100.0% pursuant to the performance curve previously established by the Compensation Committee for fiscal 2026.


Adjusted Total Segment EBITDA
200%
150%
100%
50%
0%
Payout
Maximum
$1.858B
Achieved
$1.568B
Target
$1.471B - $1.625B
Threshold
$1.238B
60%
80%
100%
120%
140%
Target Achievement

The Compensation Committee also considered each individual NEO's significant and numerous contributions and strong leadership in the development and implementation of Company strategy. In assessing the NEOs' performance after the conclusion of the fiscal year and determining the appropriate award amounts, the Compensation Committee acknowledged the following specific achievements:

Named Executive Officer	Fiscal 2026 Achievements and Contributions
Robert J. Thomson Chief Executive Officer	• Oversaw robust financial performance from continuing operations, with Total Segment EBITDA* up 15% and Revenue up 7% for the fiscal year, strong free cash flow performance and a strong balance sheet • Continued to advance the Company's strategic focus on core growth pillars • Continued the transformation of asset mix to more digital and recurring revenues, with digital revenues accounting for over 60% of total revenues, resulting in improved revenue and profit growth • Oversaw a robust capital allocation strategy by expanding the Company's $1 billion stock repurchase program and accelerating the pace of buybacks to over four times the prior rate to capitalize on the stock's intrinsic value and maximize shareholder returns • Accelerated the integration of AI across the Company to optimize workflows, enhance operational efficiencies and drive incremental revenue through strategic content licensing and innovative digital product development • Strategically positioned News Corp as premier "AI Inputs" company by securing a landmark, multi-year licensing agreement with Meta and expanding high-value data partnerships with OpenAI and Bloomberg • Continued to lead industry-wide advocacy for the value of intellectual property, engaging with regulatory bodies to help ensure content creators receive fair compensation from dominant digital distribution platforms • Continued to lead the international debate about political bias in the advertising industry leading to effective boycotts against independent media • Championed critical legal efforts to enable the Company to capitalize on unprecedented opportunities from generative AI while protecting the Company's valuable intellectual property from novel risks • Drove record-breaking growth and transformation at Dow Jones by successfully scaling the platform's B2B information through the integration of Oxford Analytica, Dragonfly Intelligence and Eco-Movement, and reaching over 6.7 million subscriptions and expanding digital revenue to a dominant 84% of segment revenue • Spearheaded the Dow Jones investor briefing, increasing transparency into the business and its long-term growth drivers • Oversaw strong progress at Move as it successfully navigated difficult macroeconomic conditions in the U.S. housing market to achieve an 11% revenue increase driven by innovation, product development, and audience gains; and REA Group achieved record-breaking performance underpinned by strong yield growth and financial services expansion • Oversaw the re-investment in the *New York Post* to capitalize on sizable market opportunities through the launch of the *California Post* • Continued strong performance of the Book Publishing business, which included strong physical and digital sales • Continued to improve credit rating metrics, prompting S&P Global and Moody's to assign the Company a positive outlook
Lavanya Chandrashekar Chief Financial Officer	• Oversaw record financial performance, with Total Segment EBITDA up 15% and revenue up 7% for the fiscal year, strong free cash flow performance and a strong balance sheet • Continued to advance the Company's strategic focus on core growth pillars • Maintained a strong focus on engagement with investors, analysts and rating agencies to facilitate continued alignment of the market with the Company's strategic growth initiatives and capital allocation priorities

Named Executive Officer	Fiscal 2026 Achievements and Contributions
	• Implemented a robust capital allocation strategy by expanding the Company's $1 billion stock repurchase program and accelerating the pace of buybacks to over four times the prior rate to capitalize on the stock's intrinsic value and maximize shareholder returns • Continued to support the transformation of asset mix to more digital and recurring revenues, with digital revenues accounting for over 60% of total revenues, resulting in improved revenue and profit growth • Accelerated the integration of AI across the Company to optimize workflows, enhance operational efficiencies and drive incremental revenue • Championed the digitalization and democratization of financial data to enhance business decision-making across the enterprise • Maintained a relentless focus on operational efficiencies, including improving working capital and ongoing efficiencies to drive the Company's earnings and cash flow profile, as well as strategically leveraging outsourcing • Supported record-breaking growth and transformation at Dow Jones by successfully scaling the platform's B2B information through the integration of Oxford Analytica, Dragonfly Intelligence and Eco-Movement, and reaching over 6.7 million subscriptions and expanding digital revenue to a dominant 84% of segment revenue • Provided critical input to the Dow Jones investor briefing, increasing transparency into the business and its long-term growth drivers • Supported strong progress at Move as it successfully navigated difficult macroeconomic conditions in the U.S. housing market to achieve an 11% revenue increase driven by innovation, product development and audience gains; and REA Group achieved record-breaking performance underpinned by strong yield growth and financial services expansion • Supported re-investment in the *New York Post* to capitalize on sizable market opportunities through the launch of the *California Post* • Continued to support the strong performance of the Book Publishing business, which included strong physical and digital sales
David B. Pitofsky General Counsel	• Oversaw critical legal efforts to champion the "Value of Provenance" in the global AI ecosystem, simultaneously pursuing copyright infringement litigation with Perplexity and Brave Software to protect the Company's valuable intellectual property from novel risks • Oversaw legal efforts to strategically position News Corp as a premier "AI Inputs" company by securing a landmark, multi-year licensing agreement with Meta, expanding high-value data partnerships with OpenAI and Bloomberg, and engaging with Google and Apple on strategic renewals • Oversaw legal aspects of the Company's leadership of the global industry debate on the "content contradiction," advocating for legislative and regulatory frameworks that ensure dominant tech platforms provide fair compensation for the high-quality journalism that powers their AI models • Managed global litigation strategy and docket, including civil lawsuits arising out of U.K. newspaper matters, antitrust litigation against OPIS, and responding to a grand jury subpoena issued to OPIS by the Department of Justice and a civil investigative demand issued to OPIS by a state attorney general • Oversaw legal and compliance efforts in connection with acquisitions and divestitures, commercial transactions and strategic relationships

Named Executive Officer	Fiscal 2026 Achievements and Contributions
	• Oversaw legal aspects of ongoing engagement with stockholders, including through an investor briefing detailing Dow Jones's profound transformation and strategic pathway • Oversaw enhancements to compliance protocols, procedures and training, with continued emphasis on a culture of compliance and the importance of managers' roles in driving compliance, measuring effectiveness of the compliance program, and assessing compliance-related risks • Oversaw enhancements to the Company's program relating to antitrust compliance, including formally designating roles and responsibilities for antitrust compliance, and identifying specific antitrust risk areas and mitigation steps around those risks (including in-person training) • Oversaw global data privacy program, including policies and procedures consistent with the Company's Global Data Privacy Governance Framework, and the embedding of data privacy standards and awareness throughout the Company's operations and business; conducted a global Privacy Program Effectiveness Assessment to evaluate programs in light of the evolving risk landscape, regulatory environment, technologies and business needs • Oversaw legal and regulatory aspects of the Company's programs and processes for cybersecurity, information governance and records retention, including in connection with SEC cybersecurity disclosure requirements • Oversaw legal aspects of the enhancement of AI technology governance, including the Company-wide Global AI Principles • Oversaw legal aspects of human resources matters, including labor and employment • Oversaw legal efforts to enhance corporate governance • Provided leadership in the Company's focus on sustainability, including with respect to the Company's annual social impact report and other sustainability disclosures • Oversaw legal efforts in connection with the Company's robust capital allocation strategy, including the $1 billion stock repurchase program • Enhanced operational efficiency through productivity initiatives leveraging AI
Julian Delany Chief Technology Officer	• Provided ongoing guidance and leadership to the Company's business units to strengthen strategic alignment, deepen partnerships, identify collaborative opportunities and build a community of industry-leading technology talent • Accelerated the integration of AI across the Company to optimize workflows, enhance operational efficiencies and drive incremental revenue • Engineered structural productivity savings through AI-driven operational efficiencies, targeted capital expenditure reductions, strategic offshoring and software cost optimization to fund critical growth initiatives • Directed capital and operational savings into high-priority enterprise programs, including advanced content distribution mechanisms, agentic trading capabilities and further optimization of the Company's global human resource management system • Played a pivotal role in identifying and securing incremental revenue opportunities through strategic agreements with major tech platforms and delivered robust tech-enablement for commercial distribution deals

Named Executive Officer	Fiscal 2026 Achievements and Contributions
	• Advanced the Company's digital strategy by focusing on innovative growth initiatives, leveraging partnerships and tech platforms, spearheading the scaled, horizontal replication of centralized and business unit-specific AI efficiency platforms, systematically overhauling the software delivery lifecycle by embedding agentic-based AI capabilities across the engineering operation • Accelerated the global deployment and user adoption of the Company's proprietary Newsroom technology, NewsPress, driving operational excellence across the Company's diverse newsrooms globally • Provided leadership and facilitated collaboration through the ongoing development of video strategy, improving production workflows and building the modernized video tech ecosystem • Furthered the consolidation and unification of data to drive enhanced data sharing across the business units, enabling shared intelligence and data dexterity for global analytics and audience data aggregation to power innovative advertising, marketing, personalization products and sophisticated agentic trading capabilities • Drove the alignment of cybersecurity initiatives, championing proactive investments and robust governance to monitor, mitigate and defend against a heightened global risk environment and an increasingly sophisticated, AI-infused threat landscape
Ruth Allen Chief Human Resources Officer	• Continued to provide strategic leadership and guidance to the Company's diverse businesses in their ongoing change and optimization efforts • Oversaw people and culture practices across the Company's businesses • Strengthened the Company's organizational agility by continuing to enhance the Company's global talent mobility strategy and succession planning processes • Accelerated the integration of AI across the Company to optimize workflows, enhance operational efficiencies and drive incremental revenue • Defined and executed a long-term HR technology strategy by successfully integrating AI capabilities into the tech stack and democratizing people data to enable real-time reporting that drives business decisions • Innovated foundational HR practices to improve service quality and efficiency across all areas of HR, including talent attraction, retention, development and rewards • Continued to support and monitor the Company's cultural and employee engagement strategies and outcomes • Guided the continued evolution of the Company's global Health, Safety and Security program across its diverse risk profile, including the ongoing support of staff deployed to high-risk locations and the mitigation of complex digital risks • Continued efforts to ensure the global property portfolio is strategically optimized to suit the Company's evolving business needs • Oversaw sustainability efforts globally, including the Company's long-standing Global Environmental Initiative, efforts to reduce operational carbon emissions toward the goal of achieving net zero carbon emissions by fiscal 2050 and preparations for global reporting regulations

Named Executive Officer	Fiscal 2026 Achievements and Contributions
	• Led and managed philanthropy efforts in the communities in which employees live and work in line with the Company's strategic giving pillars and causes resonant with the Company's business units • Progressed AI efforts across HR teams and the education of employees on adopting AI practices into their workflows • Continued to oversee and promote robust governance around the Company's extensive benefits portfolio, including 401(k) and other retirement benefits • Continued to oversee internal controls related to people-related compliance requirements

* Total Segment EBITDA is a non-GAAP financial measure. For information on this metric, as defined by the Company, including a reconciliation to the most comparable GAAP measure, please see page 42 of the Company's Annual Report on Form 10-K for the year ended June 30, 2026 filed with the SEC on August 7, 2026.

To calculate payouts of the NEOs' fiscal 2026 annual cash incentives, the Compensation Committee determined that the Company's adjusted Total Segment EBITDA was approximately $1.568 billion and, as a result, 100.0% of the quantitative portion of the annual cash incentives was achieved. In light of this achievement and the individual accomplishments described above, the Compensation Committee determined that the qualitative portion of the annual cash incentives was achieved in the amounts set forth below and approved fiscal 2026 annual cash incentive payouts for each of the NEOs other than Mr. Thomson, and the Compensation Committee recommended and the Board approved the payout for Mr. Thomson, each as set forth below.

	Fiscal 2026 Total Annual Cash Incentive							
		Quantitative Performance			Qualitative Performance			
Named Executive Officer	Target	2/3 of Target	Multiple	Subtotal A	1/3 of Target	Multiple	Subtotal B	Total
Robert J. Thomson	$5,000,000	$3,333,333	100.0%	$3,333,333	$1,666,667	170%	$2,833,334	$6,166,667
Lavanya Chandrashekar	$2,500,000	$1,666,667	100.0%	$1,666,667	$ 833,333	160%	$1,333,333	$3,000,000
David B. Pitofsky	$2,000,000	$1,333,333	100.0%	$1,333,333	$ 666,667	160%	$1,066,667	$2,400,000
Julian Delany	$ 850,000	$ 566,667	100.0%	$ 566,667	$ 283,333	160%	$ 453,333	$1,020,000
Ruth Allen	$ 861,882	$ 574,588	100.0%	$ 574,588	$ 287,294	160%	$ 459,670	$1,034,258

Grant of Fiscal 2026–2028 Long-Term Equity Incentive

Annual long-term equity incentives are generally granted each August 15. In August 2025, the Compensation Committee determined the target value of the fiscal 2026–2028 long-term equity incentive for each NEO, which was converted to a target number of units based on the closing price of the Company's Class A Common Stock on August 14, 2025, the trading day immediately prior to August 15, 2025. Consistent with its past practice, the Compensation Committee determined to award a mix of performance- and time-based equity awards to the NEOs.

The target value of the awards granted to each of the then-serving NEOs other than Mr. Thomson was granted approximately 70% in the form of PSUs based on the metrics outlined below and approximately 30% in the form of RSUs. For the award granted to Mr. Thomson, $1,000,000, or 9.5%, of the target value was granted in the form of PSUs based solely on the Company's relative TSR performance, in line with the terms of his employment agreement. The remaining $9,500,000, or 90.5%, in target value was granted approximately 70% in the form of PSUs based on the metrics outlined below and approximately 30% in the form of RSUs. The Compensation Committee believes granting a mix of time-based and performance-based equity awards serves to focus the NEOs on the Company's long-term success, while encouraging retention and deterring excessive risk-taking. The Company did not grant any options in fiscal 2026.

Payouts of the fiscal 2026–2028 PSUs will be determined based on the achievement of performance targets established by the Compensation Committee in August 2025 reflecting the Company's long-range plan. The performance metrics and their respective weightings for the fiscal 2026–2028 PSUs are generally as follows:

- 40% based on cumulative adjusted EPS;

- 40% based on cumulative adjusted FCF; and
- 20% based on the Company's three-year TSR percentile relative to the individual companies comprising the S&P 1500 Media Index (with a target of 50th percentile and performance curve consistent with prior years—see, *e.g.*, page 49).

In light of the evolution of the Company's businesses, the Compensation Committee updated the relative TSR metric, commencing with the fiscal 2027–2029 PSUs, to be measured relative to the individual companies comprising: the Company's Peer Group; the S&P 1500 Media Index; and the Real Estate General Industry Classification Standards ("GICS") subsector of the S&P 1500 Index.

After the end of the performance period, the Compensation Committee will evaluate the Company's actual performance against the targets set by the Compensation Committee at the start of the period and determine payouts for the NEOs using the following formula:

PSU Target Shares	x	Payout Multiplier 0 - 200% based on Company performance against the three weighted performance metrics	=	Final PSU Award

Final PSU awards will cliff vest on the August 15th following the completion of the three-fiscal-year performance period, subject generally to continued service through such date. RSUs granted to the NEOs will vest ratably in thirds on the first, second and third August 15th following the end of the fiscal year of grant, subject generally to continued service through such date.

Equity awards granted to all NEOs other than Mr. Thomson are settled net of taxes in shares of Class A Common Stock. Equity awards granted to Mr. Thomson are settled net of taxes in cash rather than stock pursuant to the Company's policy of settling Directors' equity awards in cash to address certain requirements of the Australian Securities Exchange (the "ASX"). The ultimate cash value realizable upon settlement of cash-settled awards remains subject to share price fluctuations during the vesting period.

Accordingly, PSUs granted to the NEOs are fully at risk for financial performance during the three-year performance period and for stock price performance until their vesting date. RSUs granted to the NEOs are fully at risk for stock price performance until their respective vesting dates.

The Board (with respect to Mr. Thomson) and the Compensation Committee (with respect to the other NEOs) approved the target values resulting in the corresponding target units set forth below for the NEOs' fiscal 2026–2028 PSUs and RSUs.

	Fiscal 2026–2028 Long-Term Equity Incentive Awards			
Named Executive Officer	**Target Value**	**Target PSUs**	**RSUs**	**Total**
Robert J. Thomson	$10,500,000	256,711	95,637	352,348
Lavanya Chandrashekar	$ 2,600,000	61,074	26,174	87,248
David B. Pitofsky	$ 2,400,000	56,376	24,160	80,536
Julian Delany	$ 850,000	19,967	8,556	28,523
Ruth Allen	$ 1,000,000	23,490	10,067	33,557

The NEOs receive dividend equivalents on earned PSUs and RSUs, in order to further align our executive compensation with total return to stockholders. Such dividend equivalents are represented by additional PSUs or RSUs, as applicable, are subject to the same performance- and/or time-based vesting conditions as the underlying PSUs or RSUs and are payable when, and only to the extent that, the underlying PSUs or RSUs vest.

Payout of Fiscal 2024–2026 PSUs

The payout of the fiscal 2024–2026 PSUs was based on the achievement of performance targets established by the Compensation Committee in August 2023 for the three-year performance period that ended on June 30, 2026. The performance metrics and their respective weightings were consistent with those established for the fiscal 2026–2028 PSUs, as follows:

- 40% based on cumulative adjusted EPS;
- 40% based on cumulative adjusted FCF; and
- 20% based on the Company's three-year TSR percentile relative to the individual companies comprising the S&P 1500 Media Index.

In line with the Compensation Committee's adjustment framework, which is designed to account for extraordinary events in order to maintain the alignment of pay and performance, in June 2025, the Compensation Committee determined to reduce the EPS and FCF targets to reflect the changes to budget resulting from the divestiture of Foxtel Group in the last quarter of fiscal 2025.

For the cumulative adjusted EPS and cumulative adjusted FCF metrics, performance within the target range results in a payout of 100% for that metric; the payout is interpolated on a linear basis for performance that falls between the threshold level and the target range or between the target range and the maximum level. The Company's actual performance versus the performance curve established by the Compensation Committee for each metric over the three-year performance period is set forth below:

Cumulative Adjusted Earnings Per Share


200%
150%
100%
50%
0%
Payout
Max
200%
Achieved
$2.76
Target
90-100%
Threshold
50%
0%
50%
100%
150%
200%
Target Achievement

Cumulative Adjusted Free Cash Flow


200%
150%
100%
50%
0%
Payout
Max
200%
Achieved
$2.530B
Target
90-100%
Threshold
50%
0%
50%
100%
150%
200%
Target Achievement

Relative Total Shareholder Return Percentile


200%
150%
100%
50%
0%
Payout
Max
75th
Achieved
73.3rd
Target
50th
Threshold
25th
0
25
50
75
100
Percentile Rank

Based on such performance, the Compensation Committee determined the final payout multiplier on the fiscal 2024–2026 PSUs of 132.9% of target, as set forth below:

Metric	Metric Weighting	Target (Range)	Achieved	Payout Multiplier
Cumulative adjusted EPS	40%	$2.06–$2.52	$2.76	50.2%
Cumulative adjusted FCF	40%	$1.996–$2.440 billion	$2.530 billion	44.0%
Relative TSR percentile	20%	50th	73.3rd	38.6%
				132.9%*

* May not sum due to rounding.

The application of the payout multipliers to each NEO's target shares resulted in vesting on August 15, 2026 as indicated below:

	Payout of Fiscal 2024–2026 PSUs		
Named Executive Officer(a)	Target Shares(b)	Payout Multiplier	Final PSU Award
Robert J. Thomson(c)	265,438	132.9%	352,767
	47,399	193.2%	91,574
David B. Pitofsky	58,660	132.9%	77,959
Ruth Allen	17,773	132.9%	23,620

(a) Ms. Chandrashekar and Mr. Delany did not receive fiscal 2024–2026 PSUs, which were granted prior to their respective appointments as CFO and Chief Technology Officer of the Company.

(b) Includes dividend equivalents, which vested at the same time and were subject to the same payout multiplier as the underlying award.

(c) Target shares include 47,399 PSUs that vested solely based on the Company's relative TSR performance pursuant to the terms of Mr. Thomson's employment agreement. The balance of his long-term equity incentive was granted as PSUs that were weighted as described above.

Retirement Benefits

The Company provides retirement benefits through a 401(k) plan as well as the News Corp Restoration Plan (the "Restoration Plan"), an unfunded nonqualified defined contribution plan maintained for the benefit of certain management and other highly compensated employees of the Company, including the current NEOs. The Restoration Plan provides participants with retirement benefits which would have become payable under the Company's traditional qualified retirement plans but for limitations imposed by the Internal Revenue Code of 1986, as amended (the "Tax Code"). For additional information on the Restoration Plan, please see the "Nonqualified Deferred Compensation Table" and its accompanying footnotes and "Description of Restoration Plan" in the section titled "Executive Compensation" below.

Mr. Thomson is also entitled to pension benefits accrued prior to the separation of the Company's businesses from its former parent, 21st Century Fox, on June 28, 2013 (the "Separation") under certain U.S.-qualified, U.K.-registered (qualified) and/or U.K. unfunded nonqualified defined benefit plans in connection with services rendered to 21st Century Fox. The liabilities for such benefits have been assumed by the Company, and following the Separation, there have been no further accruals under these arrangements. For additional information on these arrangements, please see the "Pension Benefits Table" and its accompanying footnotes, and "Description of Pension Benefits" in the section titled "Executive Compensation" below. Ms. Allen and Mr. Delany also have accrued Australia-based superannuation benefits related to prior service outside the U.S.

Perquisites

The NEOs are provided with limited perquisites that the Compensation Committee believes are reasonable and consistent with the Company's overall compensation philosophy. Perquisites constitute a small percentage of each NEO's total compensation package. The perquisites received by each NEO in fiscal 2026 are reported as required in the "Summary Compensation Table" and its accompanying footnotes in the section titled "Executive Compensation" below.

Comparative Market Data and Industry Trends

The Compensation Committee considers compensation data and practices of a group of peer companies (the "Peer Group"), as well as current market trends and practices generally, in designing competitive and appropriate compensation packages for the NEOs. The Compensation Committee believes that a competitive executive compensation program is essential to attract and retain talented executives with the requisite skills and experience to successfully manage the Company's businesses. The Compensation Committee considers both individual elements of compensation and total compensation of similarly situated executives at companies in the Peer Group. Given the Company's diverse business portfolio, which is comprised of operating companies across multiple industries and markets, the Compensation Committee believes that strict "benchmarking" against the Peer Group does not provide a broad enough view for establishing executive compensation and it does not set compensation targets for the NEOs at a specific percentile of the Peer Group.

The Compensation Committee, with advice from its independent compensation consultant, annually reviews the Peer Group and approves updates to its composition as necessary to better reflect the Company's competitive landscape and account for any corporate changes and reorganizations among the Peer Group.

The Company's Peer Group is designed to include:

- Companies with significant content production operations, including online/digital, print and television;
- Companies of comparable financial size (the Company's revenue and market capitalization were at the 51st and 38th percentiles, respectively, among the fiscal 2026 Peer Group at the time of its selection in February 2025);
- Competitors for key executive level talent;
- Companies with a significant portion of revenue generated outside the United States; and
- Companies within the same GICS code as the Company.

In reviewing the Peer Group, the Compensation Committee also considers the companies identified as the Company's peers by proxy advisory firms.

In February 2025, the Compensation Committee reviewed the fiscal 2025 Peer Group with its independent compensation consultant and determined to (i) add CoStar Group, Inc., RELX PLC and S&P Global Inc. in an effort to maintain alignment with the factors set forth above; and (ii) remove TEGNA Inc., Netflix, Inc., Paramount Global and Warner Bros. Discovery, Inc., due to a difference in business focus and size following the sale of the Foxtel Group by the Company in April 2025 and after considering other announced external M&A activity.

Fiscal 2026 Peer Group	
• Booking Holdings Inc.	• Omnicom Group Inc.
• CoStar Group, Inc.	• People Incorporated (formerly IAC Inc.)
• FactSet Research Systems Inc.	• RELX PLC
• Fox Corporation	• S&P Global Inc.
• The Interpublic Group of Companies, Inc.	• Sirius XM Holdings Inc.
• Liberty Global Ltd.	• Thomson Reuters Corporation
• Nexstar Media Group, Inc.	• Zillow Group, Inc.

The Compensation Committee reviewed the fiscal 2026 Peer Group in February 2026 with its independent compensation consultant and determined to (i) remove The Interpublic Group of Companies, Inc., following its acquisition by Omnicom Group Inc. in November 2025; and (ii) add Gartner, Inc. in an effort to maintain a reasonable Peer Group size and alignment with the factors set forth above.

Severance Arrangements

The current NEOs are each party to a negotiated employment agreement that provides for certain payments and benefits upon his or her separation from the Company. Such employment agreements and provisions relating to severance arrangements are more fully described under "Executive Compensation—Potential Payments upon Termination."

None of the NEOs' employment agreements provides benefits that are triggered in whole or in part solely by a change in control of the Company (*i.e.*, the agreements do not provide automatic single trigger benefits).

The Company believes that providing appropriate severance benefits helps attract and retain highly qualified executives by mitigating the risks associated with leaving a previous employer and accepting a new position with the Company and by providing income continuity following an unexpected termination. These arrangements also allow the Company to protect its interests through confidentiality, non-competition and other restrictive covenants in the event of an executive's termination.

Stock Ownership Guidelines for Executive Officers

The Compensation Committee has adopted stock ownership guidelines for the current NEOs, which require each executive officer to maintain a substantial stake in the Company to help promote a long-term focus and further align the interests of executives with those of other Company stockholders. The CEO's stock ownership guideline is five times base salary, the CFO's stock ownership guideline is two times base salary and each of the General Counsel's, Chief Technology Officer's and Chief Human Resources Officer's stock ownership guideline is one time base salary.

Directly held shares and unvested equity awards (whether cash- or stock-settled) count toward the stock ownership guidelines. Each executive officer has five years following appointment to a position that is subject to a stock ownership guideline to comply with such requirement. Each of the current NEOs currently complies with or is on track to comply with such NEO's respective requirement.

Clawback Policies

The Company has adopted compensation recoupment and clawback policies that authorize or require the Compensation Committee to recoup compensation paid to executive officers or other senior executives in certain circumstances.

The Compensation Committee adopted a clawback policy consistent with the requirements of Exchange Act Rule 10D-1 and the Nasdaq listing standards implementing such rule. Under such policy, certain incentive-based compensation awarded to covered executive officers is subject to mandatory recovery if the Company is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement under the federal securities laws. The recovery of such compensation applies regardless of whether the covered executive officer engaged in misconduct or otherwise caused the need for the accounting restatement. Under this policy, the Compensation Committee will generally recoup any excess incentive-based compensation received within a look-back period of the three completed fiscal years immediately preceding the date on which the Company is required to prepare the accounting restatement that would not have been received under the restated results. In addition, the Company has adopted a secondary compensation recoupment policy providing the Compensation Committee with the authority to recoup performance-based cash incentive and time- and performance-based equity awards paid to the NEOs and certain other senior executives in the event of certain accounting restatements and in certain cases of significant misconduct, including any material misrepresentation or willful violation of law or Company policy, including, but not limited to, harassment, discrimination and/or retaliation, that caused or was reasonably likely to cause material financial, operational or reputational harm to the Company, to the extent permitted by governing law.

Securities Trading Policy and Prohibition on Hedging of News Corporation Stock

We maintain a securities trading policy governing the purchase, sale and other dispositions of our securities by directors, director emeriti, officers, employees, designated consultants and independent advisors, as well as their family members and/or controlled entities, that is designed to promote compliance with applicable securities laws that prohibit certain persons who are aware of material nonpublic information about a company from (i) trading in securities of that company or (ii) providing material non-public information to other persons who may trade on the basis of that information.

The policy also prohibits all Directors and employees, including the NEOs, from engaging in short sales of the Company's securities and investing in Company-based derivative securities, including options, warrants, stock appreciation rights or similar rights whose value is derived from the value of the Company's common stock. This prohibition includes, but is not limited to, trading in Company-based put or call option contracts, straddles and similar instruments designed to offset the risks of ownership of the Company's securities. However, holding and exercising employee stock options, RSUs or other equity-based awards granted under the Company's equity compensation plans is not prohibited.

In addition, the policy prohibits Directors and employees, including the NEOs, from hedging any Company securities that they hold directly or have received as equity compensation. A copy of our Securities Trading Policy was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended June 30, 2026.

Equity Award Grant Practices

Equity awards are regularly granted to our NEOs and other senior employees on August 15 of each year. On occasion, equity awards may be granted outside of the annual cycle, including for purposes of new hires, promotions, recognition or retention. We do not currently grant stock options to our employees.

Material nonpublic information is not taken into account when determining the timing and terms of equity awards, and we do not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors has reviewed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and discussed it with the Company's management. Based on the Compensation Committee's review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2026.

THE COMPENSATION COMMITTEE:

Masroor Siddiqui (Chair)
Natalie Bancroft

RISKS RELATED TO COMPENSATION POLICIES AND PRACTICES

The Compensation Committee is responsible for reviewing the compensation policies and practices of the Company and its subsidiaries to determine whether they create risk-taking incentives that are reasonably likely to have a material adverse impact on the Company. At the direction of the Compensation Committee, members of senior management conducted a risk assessment involving the collection and review of information regarding pay practices and risk-mitigation factors at the Company. Following an analysis of the results of the risk assessment with the Compensation Committee, the Compensation Committee concluded that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. The Company's compensation programs include features designed to discourage undue risk-taking by employees, including significant management discretion and oversight, a balance of annual and long-term incentives for senior executives, the use of multiple performance metrics which are generally set at the beginning of the performance period, award opportunities that are fixed or capped and recoupment provisions for certain incentive compensation granted to the NEOs and certain other senior executives in the event of certain financial restatements or misconduct.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information with respect to total compensation for the Company's NEOs for fiscal 2026, 2025 and 2024, respectively.

Name and Principal Position	Fiscal Year	Salary[a]	Stock Awards[b]	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings[c]	All Other Compensation[d]	Total
Robert J. Thomson	2026	$3,000,000	$10,013,270	$6,166,667	$ 1,000	$564,459	$19,745,396
Chief Executive Officer	2025	$3,000,000	$10,039,381	$6,806,667	$233,539	$544,142	$20,623,729
	2024	$3,000,000	$10,382,002	$6,166,667	$262,624	$518,413	$20,329,706
Lavanya Chandrashekar[e]	2026	$1,400,000	$ 2,513,207	$3,000,000	$ —	$168,428	$ 7,081,635
Chief Financial Officer	2025	$ 689,231	$ 2,601,721	$1,641,759	$ —	$532,307	$ 5,465,018
David B. Pitofsky	2026	$1,400,000	$ 2,333,322	$2,400,000	$ —	$219,871	$ 6,353,193
General Counsel	2025	$1,400,000	$ 2,065,088	$2,589,333	$ —	$163,073	$ 6,217,494
	2024	$1,310,400	$ 1,947,167	$1,572,480	$ —	$144,524	$ 4,974,571
Julian Delany[f]	2026	$ 850,000	$ 817,888	$1,020,000	$ —	$753,214	$ 3,441,102
Chief Technology Officer							
Ruth Allen	2026	$ 861,882	$ 971,936	$1,034,258	$ —	$130,146	$ 2,998,222
Chief Human Resources	2025	$ 825,000	$ 978,769	$1,040,600	$ —	$112,900	$ 2,957,269
Officer	2024	$ 785,827	$ 804,254	$ 918,391	$ —	$107,452	$ 2,615,924

(a) The amounts reported in this column represent base salaries paid to each of the NEOs for the applicable fiscal year as provided for in each of their respective employment agreements or compensation arrangements. Fiscal 2026, fiscal 2025 and fiscal 2024 each included 52 weeks.

(b) The amounts set forth in the "Stock Awards" column represent the aggregate grant date fair value of stock awards, including dividend equivalents, granted during the applicable fiscal year calculated based on the probable outcome of performance conditions as of the date of grant in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. Assuming the maximum level of performance, the grant date fair value of the stock awards granted during fiscal 2026 would be: $17,165,308 for Mr. Thomson; $4,245,612 for Ms. Chandrashekar; $3,944,599 for Mr. Pitofsky; $1,379,883 for Mr. Delany; and $1,642,368 for Ms. Allen. The actual value, if any, the executives will realize for these awards is a function of the value of the underlying shares if and when these awards vest and the level of attainment of the applicable performance targets. Please see the "Grants of Plan-Based Awards Table" below for more information regarding the stock awards granted in fiscal 2026. For additional information on how we account for equity-based compensation, see Note 13 to our consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended June 30, 2026 filed with the SEC on August 7, 2026.

(c) Changes in pension value as reported in the "Summary Compensation Table" are theoretical as these amounts are calculated pursuant to SEC requirements and are based on a retirement assumption of age 60 and other assumptions used in preparing our consolidated financial statements for each applicable fiscal year. The change from year to year in actuarial present value for each NEO's accumulated pension benefits under the applicable Company pension plans is subject to market volatility and may not represent, nor does it affect, the value that a NEO will actually accrue under the Company's pension plans during any given fiscal year. Changes in pension value are denominated in British pounds sterling, and have been converted into U.S. dollars using the average exchange rate for the applicable fiscal year. There were no above-market earnings or preferential earnings on any compensation that was deferred pursuant to a nonqualified deferred compensation plan or on any other basis that is not tax-qualified.

(d) "All Other Compensation" for fiscal 2026 is calculated based on the aggregate incremental cost to the Company of certain benefits and perquisites. To the extent the value of all perquisites and personal benefits did not exceed $10,000 in a given fiscal year for any NEO, such amounts are not disclosed below or in the table above as permitted under SEC rules. The amounts included in this column for fiscal 2026 comprise the following:

	Robert J. Thomson	Lavanya Chandrashekar	David B. Pitofsky	Julian Delany	Ruth Allen
Perquisites					
Tax planning services[(1)]	$ —	$ —	$ —	$ 15,281	$ 22,733
Other					
Company contributions to 401(k) plan	$ 16,700	$ 20,931	$ 20,258	$ 34,358	$ 22,638
Company contributions to Restoration Plan	$255,200	$147,497	$199,613	$ 3,575	$ 84,775
Life insurance premiums	$292,559[(2)]	$ —	$ —	$ —	$ —
Relocation support	$ —		$ —	$700,000[(3)]	$ —
Total	$564,459	$168,428	$219,871	$753,214	$130,146

(1) Represents tax planning services relating to Mr. Delany's and Ms. Allen's relocations from Australia to the United States in connection with their appointments as Chief Technology Officer and Chief Human Resources Officer, respectively.

(2) The life insurance premium provided to Mr. Thomson is a legacy benefit from his previous employment by 21st Century Fox in the U.K. in periods prior to the Separation.

(3) Represents allowance provided to offset costs in connection with Mr. Delany's relocation to the United States in connection with his appointment as Chief Technology Officer, effective June 30, 2025, pursuant to the terms of his employment agreement.

(e) Ms. Chandrashekar was appointed CFO effective as of January 1, 2025. As a result, her fiscal 2025 base salary and annual cash incentive were pro-rated. Ms. Chandrashekar was not an NEO in fiscal 2024 and therefore her compensation related to such fiscal year is not disclosed.

(f) Mr. Delany was not an NEO in fiscal 2024 or fiscal 2025 and therefore his compensation related to such fiscal years is not disclosed.

Grants of Plan-Based Awards Table

The following table sets forth information with respect to grants of plan-based awards to the NEOs during fiscal 2026.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards				
Name	Grant Date	Committee Action Date	Threshold	Target	Maximum	Threshold	Target	Maximum	All Other Stock Awards	Grant Date Fair Value of Stock Awards
Robert J. Thomson			$2,500,000	$5,000,000	$10,000,000					
	8/15/2025[a]	8/6/2025				22,317	223,154	446,308		$ 6,235,369
	8/15/2025[a]	8/6/2025				16,780	33,557	67,114		732,549
	8/15/2025[a]	8/6/2025							95,637	2,818,422
	10/8/2025[b]					269	2,672	5,344		87,508
	10/8/2025[b]					215	427	854		18,322
	10/8/2025[b]								742	22,594
	4/8/2026[b]					302	3,006	6,012		69,228
	4/8/2026[b]					242	481	962		9,062
	4/8/2026[b]								834	20,216
										$10,013,270
Lavanya Chandrashekar			$1,250,000	$2,500,000	$ 5,000,000					
	8/15/2025[a]	8/6/2025				6,109	61,074	122,148		$ 1,706,530
	8/15/2025[a]	8/6/2025							26,174	771,348
	10/8/2025[b]					48	465	930		14,444
	10/8/2025[b]								164	4,994
	4/8/2026[b]					54	522	1,044		11,431
	4/8/2026[b]								184	4,460
										$ 2,513,207
David B. Pitofsky			$1,000,000	$2,000,000	$ 4,000,000					
	8/15/2025[a]	8/6/2025				5,639	56,376	112,752		$ 1,575,258
	8/15/2025[a]	8/6/2025							24,160	711,995
	10/8/2025[b]					63	615	1,230		20,098
	10/8/2025[b]								174	5,299
	4/8/2026[b]					71	692	1,384		15,921
	4/8/2026[b]								196	4,751
										$ 2,333,322
Julian Delany			$ 425,000	$ 850,000	$ 1,700,000					
	8/15/2025[a]	8/6/2025				1,998	19,967	39,934		557,918
	8/15/2025[a]	8/6/2025							8,556	252,145
	10/8/2025[b]					9	72	144		2,237
	10/8/2025[b]								65	1,979
	4/8/2026[b]					10	82	164		1,840
	4/8/2026[b]								73	1,769
										817,888
Ruth Allen[c]			$ 430,941	$ 861,882	$ 1,723,764					
	8/15/2025[a]	8/6/2025				2,351	23,490	46,980		$ 656,358
	8/15/2025[a]	8/6/2025							10,067	296,674
	10/8/2025[b]					26	243	486		7,848
	10/8/2025[b]								83	2,527
	4/8/2026[b]					29	274	548		6,226
	4/8/2026[b]								95	2,303
										$ 971,936

(a) Represents the fiscal 2026–2028 PSUs and RSUs. See "Compensation Discussion and Analysis—Named Executive Officer Compensation—Grant of Fiscal 2026–2028 Long-Term Equity Incentive." Reflects the right to receive the U.S. dollar value of shares of Class A Common Stock (in the case of Mr. Thomson) or shares of Class A Common Stock (in all other cases), that may be earned upon vesting of the PSUs and RSUs, assuming, in the case of PSUs, the achievement of target performance levels (*i.e.*, 100% of target PSUs) during the applicable performance period. See "Compensation Discussion and Analysis—Named Executive Officer Compensation—Grant of Fiscal 2026–2028 Long-Term Equity Incentive" for a discussion of the performance metrics applicable to the fiscal 2026–2028 PSUs.

(b) Represents dividend equivalents accrued on the fiscal 2024–2026, fiscal 2025–2027 and fiscal 2026–2028 PSUs and RSUs, as applicable.

(c) Pursuant to the terms of her amended and restated employment agreement, dated November 18, 2025 and effective January 1, 2026, Ms. Allen's target annual cash incentive was prorated for fiscal 2026 based on the target of $825,000 as in effect prior to such effective date and the new target of $900,000 following such effective date.

Outstanding Equity Awards Table

The following table sets forth information with respect to each of the NEOs' outstanding equity awards as of the end of fiscal 2026.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested[(a)]	Market Value of Shares or Units of Stock That Have Not Vested[(a)(b)]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[(c)]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[(b)(c)]
Robert J. Thomson	649,291	$16,498,484	827,611	$21,029,596
Lavanya Chandrashekar	45,475	$ 1,155,520	195,249	$ 4,961,277
David B. Pitofsky	126,304	$ 3,209,385	166,130	$ 4,221,363
Julian Delany	18,345	$ 466,146	20,121	$ 511,275
Ruth Allen	47,127	$ 1,197,497	75,727	$ 1,924,223

(a) Represents (i) cash-settled (for Mr. Thomson and Mr. Delany's fiscal 2024–2026 and fiscal 2025–2027 RSUs, which were granted prior to Mr. Delany's appointment as Chief Technology Officer and cash-settled pursuant to the Company's policy of settling equity awards to employees in certain countries in cash to address certain requirements of local laws) or stock-settled (in all other cases) fiscal 2024–2026, fiscal 2025–2027 and fiscal 2026–2028 RSUs and dividend equivalents thereon; and (ii) cash-settled (for Mr. Thomson) or stock-settled (for other NEOs as applicable) fiscal 2024–2026 PSUs and dividend equivalents thereon, which were subject to a performance period ending on June 30, 2026 and remained subject to time-based vesting through August 15, 2026. The respective vesting dates for such awards that have not yet vested as of the end of fiscal 2026 are set forth below:

Name	Number of RSUs and Earned PSUs That Have Not Vested	Vesting Date[(1)]
Robert J. Thomson	96,378[(2)]	Ratably on 8/15/2026, 8/15/2027 and 8/15/2028
	70,650[(3)]	Ratably on 8/15/2026 and 8/15/2027
	37,922[(4)]	On 8/15/2026
	444,341[(5)]	On 8/15/2026
Lavanya Chandrashekar	26,376[(2)]	Ratably on 8/15/2026, 8/15/2027 and 8/15/2028
	19,099[(3)]	Ratably on 8/15/2026 and 8/15/2027
David B. Pitofsky	24,347[(2)]	Ratably on 8/15/2026, 8/15/2027 and 8/15/2028
	15,616[(3)]	Ratably on 8/15/2026 and 8/15/2027
	8,382[(4)]	On 8/15/2026
	77,959[(5)]	On 8/15/2026
Julian Delany	8,622[(2)]	Ratably on 8/15/2026, 8/15/2027 and 8/15/2028
	6,047[(3)]	Ratably on 8/15/2026 and 8/15/2027
	3,676[(4)]	On 8/15/2026

Name	Number of RSUs and Earned PSUs That Have Not Vested	Vesting Date[(1)]
Ruth Allen	10,144[(2)]	Ratably on 8/15/2026, 8/15/2027 and 8/15/2028
	7,436[(3)]	Ratably on 8/15/2026 and 8/15/2027
	5,927[(4)]	On 8/15/2026
	23,620[(5)]	On 8/15/2026

(1) Underlying awarded units vest on the schedule shown with any associated accrued dividend equivalents vesting at the same time as the underlying RSUs to which they relate.

(2) Represents unvested fiscal 2026–2028 RSUs.

(3) Represents unvested fiscal 2025–2027 RSUs.

(4) Represents unvested fiscal 2024–2026 RSUs.

(5) Represents final earned 2024–2026 PSUs.

(b) Calculated using the closing price of the Company's Class A Common Stock as reported on Nasdaq on June 26, 2026, the last trading day of fiscal 2026, of $25.41.

(c) Represents cash-settled (for Mr. Thomson) or stock-settled (for all other NEOs) PSUs, including dividend equivalents accrued thereon, which remain subject to performance criteria and have not yet vested as of the end of fiscal 2026. In accordance with SEC guidance, the number of shares presented is based on the assumption that the PSUs will vest based on the achievement of the target (for fiscal 2026–2028 PSUs) or maximum (for fiscal 2025–2027 PSUs) performance level, based on the trending performance of the PSUs as of the end of fiscal 2026. The number of PSUs, if any, ultimately earned by the NEO will depend on the actual performance level achieved by the Company for the applicable performance period. The respective performance periods and vesting dates for PSUs that remain subject to performance criteria and have not yet vested as of the end of fiscal 2026 are set forth below:

Name	Number of PSUs That Have Not Vested	Performance Period	Vesting Date
Robert J. Thomson	258,701[(1)]	7/1/2025 to 6/30/2028	8/15/2028
	568,910[(2)]	7/1/2024 to 6/30/2027	8/15/2027
Lavanya Chandrashekar	61,547[(1)]	7/1/2025 to 6/30/2028	8/15/2028
	133,702[(2)]	7/1/2024 to 6/30/2027	8/15/2027
David B. Pitofsky	56,812[(1)]	7/1/2025 to 6/30/2028	8/15/2028
	109,318[(2)]	7/1/2024 to 6/30/2027	8/15/2027
Julian Delany	20,121[(1)]	7/1/2025 to 6/30/2028	8/15/2028
Ruth Allen	23,671[(1)]	7/1/2025 to 6/30/2028	8/15/2028
	52,056[(2)]	7/1/2024 to 6/30/2027	8/15/2027

(1) Represents unvested fiscal 2026–2028 PSUs. See "Compensation Discussion and Analysis—Named Executive Officer Compensation—Grant of Fiscal 2026–2028 Long-Term Equity Incentive" for details.

(2) Represents unvested 2025–2027 PSUs.

Option Exercises and Stock Vested Table

The following table sets forth information with respect to each vesting of stock, including PSUs and RSUs, for each of the NEOs during fiscal 2026.

	Stock Awards	
Name	Number of Shares Acquired on Vesting[(a)]	Value Realized on Vesting
Robert J. Thomson	512,854	$15,283,049
Lavanya Chandrashekar	9,476	$ 282,385
David B. Pitofsky	86,364	$ 2,573,647
Julian Delany	11,198	$ 333,700
Ruth Allen	33,189	$ 989,032

(a) Represents cash-settled PSUs and RSUs (for Mr. Thomson and for Mr. Delany, whose awards that vested in fiscal 2026 were granted prior to his appointment as Chief Technology Officer and cash-settled pursuant to the Company's policy of settling equity awards to employees in certain countries in cash to address certain requirements of local laws) and stock-settled PSUs and RSUs (in all other cases) comprising the fiscal 2023–2025 PSU award and a portion of the fiscal 2025–2027, fiscal 2024–2026 and fiscal 2023–2025 RSU awards, and dividend equivalents on such awards, all of which vested on August 15, 2025.

Pension Benefits Table

The following table sets forth information with respect to each Company defined benefit plan that provides payments in connection with retirement with respect to each of the NEOs at the end of fiscal 2026.

Name[(a)]	Plan Name	Number of Years Credited Service[(b)]	Present Value of Accumulated Benefit[(c)]	Payments During Last Fiscal Year
Robert J. Thomson	News International Pension and Life Assurance Plan for Senior Executives	6	$1,085,032	—
	News International Unapproved Pension and Life Assurance Plan	6	$ 739,569	—
	Employer-Financed Retirement Benefits Scheme	5	$1,579,224	—

(a) The NEOs other than Mr. Thomson do not participate in the Company's pension plans.

(b) Reflects years of credited service as of the time each respective plan was frozen to future benefit accruals. Mr. Thomson actually has 24 years of service with the Company.

(c) Calculated assuming commencement of benefits at age 60, using a discount rate of 5.83% in the case of the Registered Plan (as defined below) and 5.93% in the case of the Supplementary Plan (as defined below) and the EFRBS (as defined below), with a retail price index inflation assumption of 3.00% and a mortality assumption of SAPS with a 1.25% per annum long-term rate of improvement. Pension and retirement benefits are denominated in British pounds sterling, and have been converted into U.S. dollars using the spot exchange rate as of June 26, 2026, the last trading day of fiscal 2026, which was 1 USD = 0.7576 GBP, as reported on Bloomberg.

Description of Pension Benefits

Mr. Thomson accrued pension benefits under Company-sponsored plans in connection with his employment in periods prior to the Separation by News International and News UK, divisions of the Company which at the time were divisions of the Company's former parent. The News International Pension and Life Assurance Plan for Senior Executives (the "Registered Plan") provides select U.K. executives with pension benefits for services rendered. The Registered Plan was frozen to future benefit accruals effective March 31, 2011, and benefits are determined using formulas that were based on the period of employment through such date. The applicable formula for Mr. Thomson was an annual benefit accrual of 1/45th of pensionable salary (limited to the pension salary cap where applicable) and is payable at age 60 in the form of a member annuity plus a 50% survivor annuity. The benefit at

retirement is adjusted annually in payment for inflation as measured by the lesser of the change in the consumer price index or retail price index, subject to a cap of 5%.

Mr. Thomson also has an accrued benefit in the News International Unapproved Pension and Life Assurance Plan (the "Supplementary Plan"). The Supplementary Plan is a non-registered plan that provides benefits that were not available in the Registered Plan as a result of the application of the U.K. statutory earnings cap and was also frozen to future benefit accruals effective March 31, 2011. Upon Mr. Thomson's transfer to the U.S. in 2008, the Company extended to Mr. Thomson benefits through the Employer-Financed Retirement Benefits Scheme (the "EFRBS") equivalent to the benefit amounts provided by the Registered Plan and the Supplementary Plan. The EFRBS is subject to Section 409A of the Tax Code, and the full commuted value of the EFRBS benefit is payable as a single lump sum upon separation of employment. The EFRBS was frozen as of June 30, 2013 for future service.

The Registered Plan and the EFBRS provide for a 4% per year reduction in benefits for each year before age 60 that the executive retires.

Participants will receive distributions of vested benefits upon termination of employment in accordance with the payment schedule set forth under the plan rules.

Nonqualified Deferred Compensation Table

Certain highly compensated employees are eligible to participate in the Restoration Plan. The following table sets forth information with respect to the Restoration Plan at the end of fiscal 2026.

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year[(a)]	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End[(b)]
Robert J. Thomson	—	$255,200	$564,697	—	$5,523,801
Lavanya Chandrashekar	—	$147,497	$ 4,116	—	$ 170,053
David B. Pitofsky	—	$199,613	$254,003	—	$2,242,945
Julian Delany	—	$ 3,575	$ 58	—	$ 3,633
Ruth Allen	—	$ 84,775	$ 48,060	—	$ 303,632

(a) Amounts reported in this column are included in the "All Other Compensation" column of the "Summary Compensation Table" for fiscal 2026.

(b) Amounts reported in this column include the following amounts that were reported as compensation to the NEOs in the "Summary Compensation Table" in the Company's previous proxy statements: $2,968,492 for Mr. Thomson; $17,769 for Ms. Chandrashekar; $1,140,375 for Mr. Pitofsky; and $138,286 for Ms. Allen.

Description of Restoration Plan

The Restoration Plan is a nonqualified unfunded defined contribution retirement plan maintained for the benefit of certain management and other highly compensated employees of the Company, including the current NEOs. The Restoration Plan provides participants with retirement benefits which would have become payable under the Company's traditional qualified retirement plans but for limitations imposed by the Tax Code.

Under the Restoration Plan, participants whose employer contributions under the Company's qualified retirement plans are limited by the Tax Code are eligible to receive an amount credited to their account equal to 5.5% of their compensation in excess of the compensation limits of the Tax Code, subject to a compensation cap of $5,000,000 for each of the currently participating NEOs. The amounts credited to each participant's account are fully vested following attainment of two years of service with the Company. Participants in the plan have the ability to direct their assets into the same fund choices available through the Company's U.S. qualified retirement plans. Amounts in a participant's account will be credited with gains and losses associated to the participant's fund elections. Participants will receive distributions of vested benefits upon termination of employment in accordance with the payment schedule set forth under the plan rules.

Employment Agreements

Robert J. Thomson

Mr. Thomson is party to an amended and restated employment agreement with the Company, dated as of June 20, 2025 (the "Thomson Agreement").

The term of the Thomson Agreement extends through June 30, 2030. Pursuant to the Thomson Agreement, Mr. Thomson will receive a base salary at an annual rate of $3,000,000 and is eligible to receive a performance-based annual bonus with a target of $5,000,000.

Mr. Thomson is also eligible to receive annual grants of long-term equity incentive awards with a target value of $9,000,000 for fiscal 2024 and $10,500,000 beginning with fiscal 2025, provided that at least $1,000,000 of such target value will be solely based on the Company's relative TSR performance.

Lavanya Chandrashekar

Ms. Chandrashekar is party to an employment agreement with the Company, dated as of November 7, 2024 (the "Chandrashekar Agreement"), which became effective on January 1, 2025.

The term of the Chandrashekar Agreement extends through January 1, 2028. Pursuant to the Chandrashekar Agreement, Ms. Chandrashekar receives a base salary at an annual rate of not less than $1,400,000, and is also eligible to receive a performance-based annual bonus with a target of not less than $2,500,000 and annual grants of long-term equity incentive awards with a target value of not less than $2,600,000.

Ms. Chandrashekar is eligible to participate in incentive or benefit plans or arrangements in effect or to be adopted by the Company or its applicable affiliates and to such other perquisites as are applicable to the Company's other senior executives of equal rank. In addition, the Chandrashekar Agreement provides for certain payments and benefits to Ms. Chandrashekar upon her separation from the Company as described below in "—Potential Payments upon Termination."

David B. Pitofsky

Mr. Pitofsky is party to an amended and restated employment agreement with the Company, dated as of May 8, 2024, which became effective on July 1, 2024 (the "Pitofsky Agreement").

The term of the Pitofsky Agreement extends through June 30, 2028. Pursuant to the Pitofsky Agreement, Mr. Pitofsky receives a base salary at an annual rate of not less than $1,400,000, and is also eligible to receive a performance-based annual bonus with a target of not less than $2,000,000 and annual grants of long-term equity incentive awards with a target value of not less than $2,100,000.

Julian Delany

Mr. Delany is party to an employment agreement with the Company, dated as of June 20, 2025 and effective as of June 30, 2025 (the "Delany Agreement").

The term of the Delany Agreement extends through June 30, 2028. Pursuant to the Delany Agreement, Mr. Delany receives a base salary at an annual rate of not less than $850,000, and is also eligible to receive a performance-based annual bonus with a target of not less than $850,000 and annual grants of long-term equity incentive awards with a target value of not less than $850,000.

Ruth Allen

Ms. Allen is party to an amended and restated employment agreement with the Company, dated as of November 18, 2025 and effective as of January 1, 2026 (the "Allen Agreement").

The term of the Allen Agreement extends through December 31, 2028. Pursuant to the Allen Agreement, Ms. Allen receives a base salary at an annual rate of not less than $900,000, and is also eligible to receive a performance-based annual bonus with a target of not less than $900,000 and annual grants of long-term equity incentive awards with a target value of not less than $1,100,000.

*   *   *

Pursuant to the agreements described above, each NEO is eligible to participate in incentive or benefit plans or arrangements in effect or to be adopted by the Company or its applicable affiliates and to such other perquisites as are applicable to the Company's other senior executives of equal rank.

Potential Payments upon Termination

The NEOs' employment agreements (the "NEO Agreements") provide for certain payments and benefits upon their respective separations from the Company. These provisions are summarized below. Furthermore, the Company's equity award agreements include certain termination-related vesting provisions.

Pursuant to the NEO Agreements and the currently outstanding equity award agreements, if an NEO is terminated by reason of his or her death, his or her surviving spouse or other designee or the legal representative of his or her estate is entitled to:

- continue to receive the NEO's full base salary for one year following termination;
- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;
- a pro-rata portion of the annual bonus that would have been earned for the fiscal year of termination had no termination occurred, calculated based on the then current target annual bonus amount and based on the number of days of employment by the Company in the fiscal year during which employment terminated compared to the total number of days in such fiscal year; and
- per the terms of applicable award agreements, immediate vesting of all outstanding unvested RSUs and vesting of outstanding PSUs for which employment continued beyond the last day of the first fiscal year of the applicable performance period based on projected actual performance for any PSUs with less than one year remaining in the performance period and based on target performance for all other such PSUs.

During any period that the NEO fails to perform his or her duties as a result of incapacity and disability due to physical or mental illness, the NEO is entitled to continue to receive his or her full base salary (capped at 12 months for Ms. Chandrashekar and Mr. Pitofsky) and benefits until the NEO returns to duties or employment is terminated by the Company pursuant to the Company's right to terminate employment if, as a result of incapacity and disability due to physical or mental illness, the NEO has been absent from duties for seven months and is unable to provide the Company with a note from his or her treating physician that provides for a definite and reasonable return to work date (or in the case of Mr. Thomson, the NEO has failed to perform his duties for 365 consecutive days).

If the NEO's employment is terminated by the Company as described in the foregoing sentence, the NEO is entitled to:

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;
- a pro-rata portion of the annual bonus that would have been earned for the fiscal year of termination had no termination occurred, calculated based on the predetermined target annual bonus amount and based on the number of days of employment by the Company in the fiscal year during which employment terminated compared to the total number of days in such fiscal year;
- vesting and payment of outstanding equity awards as set forth in the applicable equity award agreements, which for PSUs provide that if employment is terminated in connection with a qualifying disability and such termination occurs beyond the last day of the first fiscal year of the applicable performance period, the NEO will receive shares of the Company's Class A Common Stock based on the overall payout multiplier for the performance objectives on the applicable vesting date(s) and for RSUs provide for continued vesting for a period of three years following such termination; and
- in the case of Mr. Thomson, payment of his base salary and benefits for 12 months following his termination.

If the NEO's employment is terminated by the Company for cause or if he or she resigns other than for good reason, the NEO will be entitled to receive:

- his or her full base salary and benefits through the date of termination; and
- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination (in the case of Mr. Thomson, Ms. Chandrashekar and Mr. Pitofsky).

For purposes of the NEO Agreements, the term "cause" generally means: (i) conviction of, or plea of guilty or *nolo contendere* to, a felony or crime involving moral turpitude; (ii) engaging in willful neglect or willful misconduct in carrying out duties under the NEO Agreement, which breach, if curable, remains uncured 15 days after written notice specifying such breach; (iii) breach of any material representation, warranty, covenant or term of the NEO

Agreement, including, among other things, a breach of written Company policy, which breach, if curable, remains uncured 21 days after written notice specifying such breach; (iv) act of fraud or dishonesty in the performance of job duties; (v) intentionally engaging in conduct which impacts negatively and materially on the reputation or image of the Company, its affiliates or any of their respective products; and/or (vi) use of illegal drugs.

If the NEO's employment is terminated by the Company other than for cause, death or disability, or by the NEO for good reason, the NEO will be entitled to continue to receive:

- his or her then current base salary and annual bonus for two years following the date of termination, in each case with the annual bonus payment(s) based on the then current annual bonus target;
- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;
- a pro-rata portion of the annual bonus that would have been earned for the fiscal year of termination had no termination occurred, calculated based on the predetermined target annual bonus amount and based on the number of days of employment by the Company in the fiscal year during which employment terminated compared to the total number of days in such fiscal year;
- continued vesting of equity awards granted prior to the date of termination in the same manner as though the NEO continued to be employed for two years after the date of termination; and
- in the case of Ms. Chandrashekar, Mr. Pitofsky, Mr. Delany and Ms. Allen, Company-paid premiums under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for the NEO and his or her eligible dependents for up to the successive 18 months following the date of termination.

The Pitofsky Agreement and the Allen Agreement each provide for the respective NEO's continued service for a transition period of up to six months following a termination of employment in connection with the commencement of a Board-approved successor. During such transition period, such NEO will serve as a Senior Advisor to the Company, and the termination without cause will be effective as of the end of such transition period.

For purposes of the NEO Agreements, the term "good reason" generally means (i) a material breach of the NEO Agreements by the Company, which breach, if curable, is not cured within 30 days after written notice specifying such breach, (ii) if the NEO is required to be based and primarily render services outside the New York City metropolitan area or (iii) a material diminution in the NEO's duties thereby diminishing his or her role. If, following the completion of the term, the NEO is not offered a new employment agreement by the Company on terms at least as favorable as those in the current agreement and is subsequently terminated without cause, the NEO would be entitled to the benefits in the foregoing paragraph (using the same base salary and annual bonus target as in effect immediately prior to the expiration of the term of the NEO Agreements). Mr. Thomson would also be eligible to continue to vest in any equity awards granted to him during the term of his employment.

Under the applicable equity award agreements, in the event of a "retirement," defined as the resignation or termination of employment after attainment of age 60 with 10 years of service, Mr. Thomson and Mr. Pitofsky would be entitled to the shares of the Company's Class A Common Stock based on the overall payout multiplier for the performance objectives on the applicable vesting date(s) for any outstanding PSUs for which such NEO was employed beyond the last day of the first fiscal year of the applicable performance period and continued vesting of outstanding RSUs for three years post-termination (or for Mr. Thomson, the cash value of such shares).

The Company's obligation to pay compensation and provide benefits following termination are subject to the execution by the NEO (or the legal representative of his or her estate, as applicable) of the Company's then-standard separation agreement and general release, and the continued compliance with the terms, conditions and covenants set forth therein.

Quantification of Termination Payments

The following table sets forth quantitative information with respect to potential payments to each currently serving NEO or his or her beneficiaries upon termination in various circumstances as described above, assuming termination on the last day of fiscal 2026, in accordance with SEC rules. The amounts included in the table below do not include amounts otherwise due and owing to each applicable NEO, such as salary and/or annual bonus earned through the date of termination but not yet paid, or payments or benefits generally available to all salaried employees of the Company.

	Type of Termination					
Name	Death	Disability	By Company for Cause	By Company without Cause	By Executive with Good Reason	By Executive without Good Reason(a)
Robert J. Thomson						
Salary	$ 3,000,000	$ 3,000,000	$—	$ 6,000,000	$ 6,000,000	$ —
Bonus	5,000,000	5,000,000	—	15,000,000	15,000,000	—
Equity Awards(b)	23,726,486	23,726,486	—	23,726,486	23,726,486	23,726,486
Continued Benefits	—	—	—	—	—	—
	$31,726,486	$31,726,486	$—	$44,726,486	$44,726,486	$23,726,486
Lavanya Chandrashekar						
Salary	$ 1,400,000	$ —	$—	$ 2,800,000	$ 2,800,000	$ —
Bonus	2,500,000	2,500,000	—	7,500,000	7,500,000	—
Equity Awards(c)	4,552,888	4,552,888	—	4,329,483	4,329,483	—
Continued Benefits(d)	—	—	—	33,276	33,276	—
	$ 8,452,888	$ 7,052,888	$—	$14,662,759	$14,662,759	$ —
David B. Pitofsky(a)						
Salary	$ 1,400,000	$ —	$—	$ 2,800,000	$ 2,800,000	$ —
Bonus	2,000,000	2,000,000	—	6,000,000	6,000,000	—
Equity Awards(b)	4,598,270	4,598,270	—	4,598,270	4,598,270	4,598,270
Continued Benefits(d)	—	—	—	55,990	55,990	—
	$ 7,998,270	$ 6,598,270	$—	$13,454,260	$13,454,260	$ 4,598,270
Julian Delany						
Salary	$ 850,000	$ —	$—	$ 1,700,000	$ 1,700,000	$ —
Bonus	850,000	850,000	—	2,550,000	2,550,000	—
Equity Awards(c)	466,146	466,146	—	393,118	393,118	—
Continued Benefits(d)	—	—	—	32,688	32,688	—
	$ 2,166,146	$ 1,316,146	$—	$ 4,675,806	$ 4,675,806	$ —
Ruth Allen						
Salary	$ 900,000	$ —	$—	$ 1,800,000	$ 1,800,000	$ —
Bonus	900,000	900,000	—	2,700,000	2,700,000	—
Equity Awards(c)	1,858,869	1,858,869	—	1,772,949	1,772,949	—
Continued Benefits(d)	—	—	—	23,610	23,610	—
	$ 3,658,869	$ 2,758,869	$—	$ 6,296,559	$ 6,296,559	$ —

(a) As of the last day of fiscal 2026, Mr. Thomson and Mr. Pitofsky satisfied the requirements for a qualifying retirement, as defined in the LTIP. None of the other NEOs were retirement eligible at such time.

(b) Reflects the value of the shares of Company's Class A Common Stock represented by the fiscal 2024–2026, fiscal 2025–2027 and fiscal 2026–2028 RSUs, and the fiscal 2024–2026 and fiscal 2025–2027 PSUs. Actual payouts of the fiscal 2025–2027 PSUs would be based on actual results at the end of the applicable performance period; this table uses the target value as an estimate because actual results cannot yet be determined. Amounts shown are calculated using the closing price of the Company's Class A Common Stock as reported on Nasdaq on June 26, 2026, the last trading day of fiscal 2026, of $25.41.

(c) For termination upon "Death" and "Disability," reflects the value of the shares of Company's Class A Common Stock represented by the fiscal 2024–2026, fiscal 2025–2027 and fiscal 2026–2028 RSUs, and the fiscal 2024–2026 PSUs and fiscal 2025–2027 PSUs. For termination "By Company without Cause" or "By Executive for Good Reason," reflects the value of the shares of the Company's Class A Common Stock represented by the fiscal 2024–2026, fiscal 2025–2027 and fiscal 2026–2028 RSUs vesting in August 2026 and August 2027 and the fiscal 2024–2026 and fiscal 2025–2027 PSUs. Actual payouts of the fiscal 2025–2027 PSUs would be based on actual results at the end of the applicable performance period; this table uses the target value as an estimate

because actual results cannot yet be determined, other than for termination upon "Death" in which case payout would be based on target level performance. Amounts shown are calculated using the closing price of the Company's Class A Common Stock as reported on Nasdaq on June 26, 2026, the last trading day of fiscal 2026, of $25.41.

(d) Amounts shown reflect the Company's cost of providing continued health and dental insurance as an estimate for premiums under COBRA to be provided by the Company pursuant to the terms of such NEO's employment agreement.

PAY RATIO

In accordance with SEC rules, the Company is providing information about the ratio of the annual total compensation of the CEO to the annual total compensation of the Company's median compensated employee.

Annual total compensation for fiscal 2026 for both the median compensated employee and the CEO were calculated based on rules governing calculation of total compensation reported in the "Summary Compensation Table" for fiscal 2026.

- Annual total compensation of the median compensated employee, other than the CEO, for fiscal 2026: $96,277
- Annual total compensation of the CEO for fiscal 2026: $19,745,396
- Ratio of the annual total compensation of the CEO to the annual total compensation of the median compensated employee: 205 to 1

In calculating the pay ratio, the Company used the same median employee identified last year as it determined that there were no changes to its employee population or compensation programs that were reasonably likely to significantly affect the pay ratio disclosure. The Company used April 15, 2024 as the date to determine our median compensated employee. On that date, the Company had a total of approximately 26,000 employees worldwide as reported on our payroll records, which included all international employees (including in North America, Australia, Europe, Asia and South America).

To identify the median compensated employee, the Company reviewed base pay, overtime and incentive earnings of employees on our payrolls as of April 15, 2024, excluding the CEO. For part-time employees, base pay reflected the employee's standard hours worked. Amounts denominated in non-U.S. currencies were converted to U.S. dollars using exchange rates as of April 15, 2024.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, apply certain exclusions and make reasonable estimates and assumptions that reflect their compensation practices. As a result, the pay ratio disclosed by other companies, including our peer companies, may not be comparable to the pay ratio disclosed above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between "compensation actually paid" ("CAP") to our principal executive officer ("PEO") and other NEOs ("Non-PEO NEOs"), as calculated from total amounts reported in the "Summary Compensation Table" (the "SCT Totals") and certain financial performance of the Company and certain of our peers.

CAP and the SCT Totals are amounts determined in accordance with Item 402 of Regulation S-K under the Exchange Act and DO NOT reflect the actual amount of compensation earned by or paid to our executives during the applicable fiscal years. See the "—CEO Realized Pay Table" below for more information on actual compensation paid to the CEO. For further information on the Company's pay for performance philosophy and how we align executive compensation with our performance, refer to the "Compensation Discussion and Analysis," which begins on page 35.

					Value of Initial Fixed $100 Investment Based on:				
Fiscal Year	SCT Total for PEO[(a)]	CAP to PEO[(b)]	Average SCT Total for Non-PEO NEOs[(a)]	Average CAP to Non-PEO NEOs[(b)]	NWSA TSR[(c)]	NWS TSR[(d)]	Peer Group TSR[(e)]	Net Income (in millions)[(f)]	Adjusted Total Segment EBITDA[(g)] (in millions)
2026	$19,745,396	$20,705,320	$4,968,538	$4,470,004	$103	$124	$49	$ 743	$1,568
2025	$20,623,729	$24,422,935	$5,287,654	$5,314,978	$119	$145	$70	$1,340	$1,754
2024	$20,329,706	$32,163,862	$4,717,502	$5,819,756	$110	$121	$68	$ 354	$1,566
2023	$19,304,587	$25,630,201	$5,630,497	$6,952,622	$ 77	$ 83	$71	$ 187	$1,529
2022	$19,689,398	$ 4,556,712	$6,243,099	$2,896,841	$ 62	$ 67	$71	$ 760	$1,807

(a) The PEO was Mr. Thomson for all fiscal years shown and the Non-PEO NEOs were: Ms. Chandrashekar, Mr. Pitofsky, Mr. Delany and Ms. Allen for fiscal 2026; Ms. Chandrashekar, Mr. Pitofsky, Mr. Kline (former Chief Technology Officer), Ms. Allen and Ms. Susan Panuccio (former CFO) for fiscal 2025; Mr. K.R. Murdoch (former Executive Chair of the Company), Ms. Panuccio, Mr. Pitofsky, Mr. Kline and Ms. Allen for fiscal 2024; and Mr. K.R. Murdoch, Ms. Panuccio and Mr. Pitofsky for fiscal 2022 and 2023. Ms. Chandrashekar and Ms. Panuccio each served as an executive officer of the Company for approximately 6 months of fiscal 2025. Mr. K.R. Murdoch retired as Executive Chair of the Company as of November 15, 2023, and thus served as an executive officer of the Company for approximately 4.5 months of fiscal 2024.

(b) The following tables describe the adjustments made to calculate fiscal 2026 CAP from the fiscal 2026 SCT Total. Pursuant to the applicable rules, the amounts in the "Stock Awards" and "Change in Pension Value and Nonqualified Deferred Compensation Earnings" columns from the "Summary Compensation Table" (the "SCT") are subtracted from the SCT Totals and the values reflected in the tables below are added or subtracted, as applicable:

Fiscal Year	2026
SCT Total for PEO	$ 19,745,396
"Change in Pension Value and Nonqualified Deferred Compensation Earnings" reported in the SCT	(1,000)
"Stock Awards" reported in the SCT	(10,013,270)
Change in fair value from prior fiscal year end to vesting date of awards granted in prior fiscal years that vested during the fiscal year	634,986
Change in fair value from prior to current fiscal year end of awards granted in prior fiscal years that were outstanding and unvested as of fiscal year end	(3,400,732)
Fair value as of fiscal year end of awards granted during fiscal year that remain unvested	13,739,940
Total adjustments	959,924
CAP to PEO	$ 20,705,320

Fiscal Year	2026
Average SCT Total for Non-PEO NEOs	$ 4,968,538
"Change in Pension Value and Nonqualified Deferred Compensation Earnings" reported in the SCT	—
"Stock Awards" reported in the SCT	(1,659,088)
Change in fair value from prior fiscal year end to vesting date of awards granted in prior fiscal years that vested during the fiscal year	46,356
Change in fair value from prior to current fiscal year end of awards granted in prior fiscal years that were outstanding and unvested as of fiscal year end	(338,648)
Fair value as of fiscal year end of awards granted during fiscal year that remain unvested	1,452,846
Total adjustments	(498,534)
Average CAP to Non-PEO NEOs	$ 4,470,004

(c) Reflects the cumulative TSR of a $100 investment in the Company's Class A Common Stock on June 25, 2021, including the reinvestment of all dividends.

(d) Reflects the cumulative TSR of a $100 investment in the Company's Class B Common Stock on June 25, 2021, including the reinvestment of all dividends.

(e) Reflects the cumulative TSR of a $100 investment in the S&P 1500 Media Index on June 25, 2021, including the reinvestment of all dividends ("Peer Group TSR").

(f) Reflects net income as reported in the Company's audited financial statements in its Annual Report on Form 10-K for the applicable fiscal year. Net income for fiscal 2025 includes a pre-tax gain of $716 million within Net Income (loss) from discontinued operations, net of tax from the sale of Foxtel Group.

(g) A description of adjusted Total Segment EBITDA, as calculated for purposes of our incentive compensation program, is available in "Compensation Discussion and Analysis—Executive Summary—Aligning Compensation with Company Performance."

Most Important Financial Performance Measures for Fiscal 2026

The four items listed below represent the most important financial performance metrics used to determine CAP for fiscal 2026 as further described in the "Compensation Discussion and Analysis" within the sections titled "Fiscal 2026 Annual Cash Incentives" and "Grant of Fiscal 2026-2028 Long-Term Equity Incentive."

Adjusted Total Segment EBITDA
Cumulative adjusted earnings per share (EPS)
Cumulative adjusted free cash flow (FCF)
Relative TSR percentile

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the "Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with CAP.

In accordance with SEC rules, the following charts show graphically the relationships over the past four fiscal years of CAP to our PEO and Non-PEO NEOs as compared to our cumulative TSR, Peer Group TSR, net income and adjusted Total Segment EBITDA, as well as the relationship between our TSR and Peer Group TSR:


CAP versus TSR
$80
$60
$40
$20
$—
CAP (in millions)
$360
$300
$240
$180
$120
$60
$—
TSR
2022
2023
2024
2025
2026
Fiscal Year
CAP to PEO
Average CAP to Non-PEO NEOs
NWSA TSR
NWS TSR
Peer Group TSR


CAP versus Net Income and Adjusted Total Segment EBITDA
$80
$60
$40
$20
$—
CAP (in millions)
$2,000
$1,500
$1,000
$500
$—
Net Income/Adjusted Total Segment EBITDA (in millions)
2022
2023
2024
2025
2026
Fiscal Year
CAP to PEO
Average CAP to Non-PEO NEOs
Net Income
Adjusted Total Segment EBITDA

Our executive compensation program is aligned with our business strategy and with creating long-term stockholder value by paying for performance, with a significant portion of NEOs' target compensation "at risk," variable and performance-based.

It is important to note that CAP does not necessarily reflect the actual compensation earned or received by an NEO in the stated fiscal year as such value depends on a variety of factors. For example, PSUs granted to the NEOs are fully at risk for financial performance during the three-year performance period and for stock price performance until their vesting date.

The information contained in this section will not be incorporated into any filings under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates such information by reference.

CEO Realized Pay Table

The supplemental table and graph below compare the pre-tax amounts actually paid to Mr. Thomson as detailed below ("realized pay") to the disclosed SCT Total and CAP for the fiscal years indicated.

Fiscal Year	Realized Pay[(a)]	SCT Total	CAP
2026	$24,449,716	$19,745,396	$20,705,320
2025	$20,993,251	$20,623,729	$24,422,935
2024	$26,674,435	$20,329,706	$32,163,862
2023	$27,395,444	$19,304,587	$25,630,201
2022	$25,694,939	$19,689,398	$ 4,556,712

(a) Realized pay comprises base salary, annual cash incentive actually paid on account of performance during the applicable fiscal year and actual payouts/settlements of long-term equity incentives during the applicable fiscal year, all of which amounts are pre-tax, as set forth in the following table:

Fiscal Year	Salary	Annual Cash Incentive	Long-Term Equity Incentives	Realized Pay
2026	$3,000,000	$6,166,667	$15,283,049	$24,449,716
2025	$3,000,000	$6,806,667	$11,186,584	$20,993,251
2024	$3,000,000	$6,166,667	$17,507,768	$26,674,435
2023	$3,000,000	$5,426,667	$18,968,777	$27,395,444
2022	$3,057,692	$8,133,333	$14,503,914	$25,694,939

CEO Realized Pay Comparison


2026
2025
2024
2023
2022
Fiscal Year
$—
$10
$20
$30
$40
$50
$60
(in millions)
Realized Pay
SCT Total
CAP

As disclosed in the adjustments to calculate CAP above, SEC rules require the Company to include in the calculation of CAP the increase or decrease in the fair value of equity awards that are outstanding and unvested as of each fiscal year end, which can lead to significant volatility in CAP from year to year.

Mr. Thomson's fiscal 2026 target compensation was approximately 84% "at risk." His employment agreement, dated as of June 20, 2025, or the Thomson Agreement, provides for (i) an annual base salary of $3,000,000; (ii) an annual bonus with a target of $5,000,000; and (iii) an annual long-term equity incentive with a target of $10,500,000.

Mr. Thomson's base salary has remained unchanged since July 2018 at $3,000,000, as has his target annual cash incentive at $5,000,000. Increases to Mr. Thomson's target compensation from July 2018 to date have been solely in the form of his target long-term equity incentive, which is "at risk" for both Company financial performance and stock price; it was increased by $1,000,000, $2,000,000 and $1,500,000 for fiscal 2020, fiscal 2023 and fiscal 2025, respectively. Since July 2018, at least $1,000,000 of Mr. Thomson's target long-term equity incentive must be solely based on the achievement of relative TSR.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information as of the end of fiscal 2026 with respect to shares of the Company's common stock reserved for future issuance. All shares reflected in the table are shares of the Company's Class A Common Stock issuable upon the vesting of RSUs and PSUs granted pursuant to the LTIP. Share numbers reflect target PSUs where the applicable performance period is not yet complete.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	5,139,857	$—	12,596,015
Equity compensation plans not approved by security holders	—	$—	—
Total	5,139,857	$—	12,596,015

SECURITY OWNERSHIP OF NEWS CORPORATION

The following table sets forth the beneficial ownership of Class A Common Stock and Class B Common Stock as of August 28, 2026 (unless otherwise specified) for the following: (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Class B Common Stock; (ii) each Director and Director nominee; (iii) each NEO (as identified under "Compensation Discussion and Analysis") of the Company; and (iv) all current Directors and executive officers of the Company as a group. For more information regarding unvested equity ownership of our Non-Executive Directors, as to which no voting or investment power exists, please see the table under "Director Compensation—Stock Ownership Guidelines for Non-Executive Directors" on page 26.

	Common Stock Beneficially Owned[a]			
	Number of Shares Beneficially Owned		Percent of Class[c]	
Name[b]	Non-Voting Class A Common Stock	Voting Class B Common Stock	Non-Voting Class A Common Stock	Voting Class B Common Stock
Independent Franchise Partners[d] Level 1, 10 Portman Square London W1H 6AZ United Kingdom	32,074,535	9,423,928	8.9%	5.2%
LGC Holdco, LLC[e] c/o Maupin, Cox & Legoy 4785 Caughlin Parkway Reno, Nevada 89519	14,250	62,584,577	*	34.8%
SOF Ltd[f] P.O. Box 309 Ugland House George Town, E9 KY1-1104 Cayman Islands	—	9,781,882	—	5.4%
Lachlan K. Murdoch[g]	14,364	62,586,041	*	34.8%
Robert J. Thomson	—	2,000	—	*
Ruth Allen	—	—	—	—
José María Aznar	1,087	—	*	—
Natalie Bancroft	—	2,125	—	*
Lavanya Chandrashekar	—	—	*	—
Julian Delany	—	—	—	—
Ana Paula Pessoa	—	—	—	—
David B. Pitofsky	83,291	—	*	—
Masroor Siddiqui	—	—	—	—
All current Directors and executive officers as a group (10 members)	98,742	62,590,166	*	34.8%

* Represents beneficial ownership of less than one percent of the issued and outstanding Class A Common Stock or Class B Common Stock, as applicable, on August 28, 2026.

(a) Beneficial ownership of Class A Common Stock and Class B Common Stock as reported in the above table has been determined in accordance with Rule 13d-3 of the Exchange Act. Unless otherwise specified, beneficial ownership of the Class A Common Stock represents sole investment power and ownership of the Class B Common Stock represents both sole voting and sole investment power.

(b) The address for all Directors and NEOs/executive officers is c/o News Corporation, 1211 Avenue of the Americas, New York, New York 10036.

(c) Applicable percentage of ownership is based on 360,797,624 shares of Class A Common Stock and 180,031,532 shares of Class B Common Stock outstanding as of August 28, 2026 together with the exercisable stock options, for such stockholder or group of stockholders, as applicable. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares issuable upon the exercise of options that are exercisable within 60 days of August 28, 2026 are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(d) Beneficial ownership of 32,074,535 shares of Class A Common Stock is as of June 30, 2026, as reported on the Schedule 13G/A filed with the SEC by the reporting person on August 13, 2026. The reporting person reported that it had sole voting power for 30,340,444, shared voting power for 988,186 and sole dispositive power for 32,074,535 of the reported shares. Beneficial ownership of 9,423,928 shares of Class B Common Stock is as of June 30, 2025, as reported on the Schedule 13G/A filed with the SEC by the reporting person on August 13, 2025. The reporting person reported that it had sole voting power for 9,330,848 and sole dispositive power for 9,423,928 of the reported shares.

(e) Beneficial ownership of 14,250 shares of Class A Common Stock is as of September 10, 2025, as reported on the Form 4 filed with the SEC on September 12, 2025. Beneficial ownership of 62,584,577 shares of Class B Common Stock is as of September 10, 2025, as reported on the Form 4 and the Schedule 13D filed with the SEC on September 12, 2025. Cruden 2, LLC, or Cruden 2, a Nevada limited liability company, is the sole manager of LGC Holdco, LLC, or LGC Holdco, with the power to vote and to dispose or direct the vote and disposition of the shares of Class A Common Stock and Class B Common Stock owned by LGC Holdco. The decisions of Cruden 2 with respect to the voting and disposition of the shares of Class A Common Stock and Class B Common Stock, subject to certain limited exceptions, are decided solely by the managing director of Cruden 2 appointed by Mr. L.K. Murdoch, Michael Roberson. As a result, Mr. Roberson may be deemed to have beneficial ownership of the Class A common stock and Class B Common Stock held by LGC Holdco; however Mr. Roberson disclaims any beneficial ownership of such shares. As a result of his ability to appoint and replace the managing director of Cruden 2 with the sole authority to make decisions with respect to the voting and disposition of the Class A Common Stock and Class B Common Stock held by LGC Holdco, Mr. L.K. Murdoch may be deemed to be a beneficial owner of the shares of Class A Common Stock and Class B Common Stock beneficially owned by LGC Holdco. Mr. L.K. Murdoch, however, disclaims any beneficial ownership of such shares. As of August 28, 2026, 30,404,378 shares of Class B Common Stock are pledged by LGC Holdco as collateral to loans. For more information, please see “Corporate Governance Matters—Board Responsiveness.”

(f) Beneficial ownership of 9,781,882 shares of Class B Common Stock is as of December 31, 2022, as reported on the Schedule 13G filed with the SEC by the reporting person on February 14, 2023. The reporting person reported that, as of December 31, 2022, it had shared dispositive and shared voting power for all of the reported shares.

(g) Beneficial ownership includes 14,250 shares of Class A Common Stock and 62,584,577 shares of Class B Common Stock beneficially owned by LGC Holdco. Mr. L.K. Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by LGC Holdco. Mr. L.K. Murdoch, however, disclaims any beneficial ownership of such shares.

INFORMATION ABOUT THE ANNUAL MEETING

2026 Proxy Materials

Why did I receive a Notice of Internet Availability of Proxy Materials in the mail?

In accordance with the rules of the SEC, instead of mailing printed copies of the Company's proxy statement, annual report and other materials relating to the Annual Meeting (the "proxy materials") to stockholders, the Company may, and chose to, furnish the proxy materials by providing the Notice of Internet Availability informing stockholders that the proxy materials are available on the Internet and how to access the proxy materials. If you receive the Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials unless you specifically request one. Instead, the Notice of Internet Availability will instruct you on how you may access and review all of the proxy materials, as well as how to submit your proxy, if applicable, over the Internet. The proxy materials are available at ***www.proxyvote.com***.

How may I request a copy of the proxy materials?

If you hold common stock and did not receive a printed copy of the proxy materials, you may request a printed copy of the proxy materials by any of the following methods: via Internet at ***www.proxyvote.com***; by telephone at 1-800-579-1639; or by sending an email to ***sendmaterial@proxyvote.com.***

If you hold CDIs, you may request a printed copy of the proxy materials by any of the following methods: via Internet at ***www.investorvote.com.au***; or by telephone at 1300-721-559 (within Australia) or +61-3-9946-4461 (outside of Australia).

Will I get more than one copy of the proxy materials or Notice of Internet Availability if multiple stockholders share my address?

Only one copy of the proxy materials or Notice of Internet Availability, if applicable, is being delivered to multiple holders of common stock sharing an address unless one or more of the stockholders at that address have notified the Company of their desire to receive multiple copies. The Company will promptly deliver, upon oral or written request, a separate copy of the proxy materials or Notice of Internet Availability, if applicable, to any stockholder residing at a shared address to which only one copy was delivered. Requests for additional copies of these materials for the current year or future years should be made online at ***www.proxyvote.com***, by sending an email to ***sendmaterial@proxyvote.com*** or by telephone at 1-800-579-1639. Requests for additional copies of these materials in future years can also be mailed to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11710. Stockholders that reside at the same address and currently receive multiple copies of the materials may request in the same manner that only a single copy be delivered in the future.

Where can I find the Company's Annual Report on Form 10-K?

The Company filed its Annual Report on Form 10-K for fiscal 2026 with the SEC on August 7, 2026. The Annual Report on Form 10-K, including all exhibits, can also be found on the Company's website at ***www.newscorp.com*** under "Investor Relations—SEC Filings" and can be downloaded free of charge. **Paper copies of the Annual Report on Form 10-K may be obtained without charge from the Company, and paper copies of exhibits to the Annual Report on Form 10-K are available, but a reasonable fee per page will be charged to the requesting stockholder. Stockholders may make requests in writing to the attention of the Company's Investor Relations Office by mail at News Corporation, 1211 Avenue of the Americas, New York, New York 10036, by telephone at (212) 416-3048 or by email at *investor@newscorp.com*.**

How can I elect to receive future proxy materials electronically?

Stockholders can elect to receive future News Corporation proxy materials electronically instead of by mail. The Company highly recommends that you consider electronic delivery of these documents as it helps lower the Company's printing and postage costs and reduce the amount of paper mailed to your home. You may opt into the electronic delivery program at ***www.newscorp.com*** under "Investor Relations—Electronic Delivery." You may resume receiving copies of these documents by mail at any time by canceling your participation in the electronic delivery program through the same link.

Voting Instructions and Information

Who is entitled to vote on the Annual Meeting matters?

The Company has two classes of common stock, Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share. Holders of Class B Common Stock are entitled to one vote per share on all matters to be presented at the Annual Meeting. Holders of Class A Common Stock are not entitled to vote on the matters to be presented at the Annual Meeting. As of the Record Date, there were 179,914,283 shares of Class B Common Stock outstanding and entitled to vote at the Annual Meeting and 360,531,720 shares of non-voting Class A Common Stock outstanding.

The Company's shares are also traded on the ASX in the form of CHESS Depositary Interests, or CDIs. CDIs are exchangeable, at the option of the holder, into shares of either Class A Common Stock or Class B Common Stock, as applicable, at the rate of one CDI per one such share of Common Stock. Holders of CDIs exchangeable for Class B Common Stock have a right to direct CHESS Depositary Nominees Pty Ltd, the issuer of the CDIs, on how it should vote with respect to the proposals described in this proxy statement.

Unless the context dictates otherwise, all references to "you," "your," "yours" or other words of similar import in this proxy statement refer to holders of Class B Common Stock or Class B CDIs.

What is the difference between a stockholder of record and a stockholder who holds in street name?

If your shares of Class A Common Stock or Class B Common Stock are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are a stockholder of record, and the proxy materials are being sent directly to you from the Company and you have the right to grant a proxy to vote your shares to the Company or another person, or to vote your shares during the Annual Meeting. Each stockholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf.

If your shares of Class A Common Stock or Class B Common Stock are held in "street name," meaning your shares of Class A Common Stock or Class B Common Stock are held in a brokerage account or by a bank or other nominee, you are the beneficial owner of these shares and the proxy materials are being forwarded to you by your broker, bank or nominee, who is considered the stockholder of record with respect to such shares. As the beneficial owner of Class B Common Stock as of the Record Date, you have the right to direct your broker, bank or nominee on how to vote and you will receive instructions from your broker, bank or other nominee describing how to vote your shares of Class B Common Stock. If you do not provide your broker, bank or nominee with instructions on how to vote your shares, your broker, bank or nominee may be able to vote your shares with respect to some of the proposals, but not all. Please see "—What will happen if I do not vote my shares?" below for additional information. You are also invited to attend the Annual Meeting.

When is the Record Date?

The Board has fixed the close of business on September 10, 2026 as the Record Date for determining which of the Company's eligible stockholders are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof in person or by proxy.

How do I inspect the list of stockholders of record?

Stockholders wishing to inspect the list at the Company's principal executive offices during the 10 days preceding the Annual Meeting should contact the Corporate Secretary at ***2026AnnualMeeting@newscorp.com***.

What does it mean to give a proxy?

The persons named on the proxy card and on the Company's voting website at ***www.proxyvote.com*** (the "proxy holders") have been designated by the Board to vote the shares represented by proxy at the Annual Meeting. The proxy holders are officers of the Company. They will vote the shares represented by each properly executed and timely received proxy in accordance with the stockholder's instructions, or, if no instructions are specified, the shares represented by the proxy will be voted "For" each of the nominees listed in Proposal 1, "For" Proposals 2 and 3 and for "1 Year" on Proposal 4, in accordance with the recommendations of the Board as described in this proxy statement. If any other matter properly comes before the Annual Meeting or any adjournment or postponement thereof, the proxy holders will vote on that matter in their discretion.

Please cast your vote as soon as possible, and in any event by the deadlines noted below, by:

visiting ***www.proxyvote.com*** (common stock) or ***www.investorvote.com.au*** (CDIs)	mailing your signed proxy card or voting instruction form	calling 1-800-690-6903 toll-free from the United States, U.S. territories and Canada (common stock only)

How do I vote in advance of the Annual Meeting?

If you hold Class B Common Stock, Internet and telephone proxy submission is available 24 hours a day through 11:59 p.m. (Eastern Standard Time) on November 4, 2026. You may submit a proxy for your shares by Internet at ***www.proxyvote.com.*** If you are located in the United States, U.S. territories or Canada, you can submit a proxy for your shares by calling toll-free 1-800-690-6903. Both the Internet and telephone systems have easy-to-follow instructions on how you may submit a proxy for your shares and allow you to confirm that the system has properly recorded your proxy. If you are submitting a proxy for your shares by Internet or telephone, you should have the Notice of Internet Availability, proxy card or voting instruction form in hand when you do so. If you submit a proxy for your shares by Internet or telephone, you do not need to return your proxy card to the Company. If you have received a hard copy of the proxy card or voting instruction form, and wish to submit your proxy by mail, you must complete, sign and date the proxy card or voting instruction form included in your proxy materials and return it in the postage-paid envelope provided so that it is received by 11:59 p.m. (Eastern Standard Time) on November 4, 2026. If you hold your shares of Class B Common Stock in street name, the availability of Internet and telephone voting may depend on the voting procedures of the organization that holds your shares.

If you hold Class B CDIs, Internet proxy submission is available 24 hours a day through 5:00 p.m. (Australian Eastern Daylight Time) on November 2, 2026. You may submit a proxy for your CDIs by Internet at ***www.investorvote.com.au.*** The Internet system has easy-to-follow instructions on how you may submit a proxy for your CDIs and allows you to confirm that the system has properly recorded your proxy. If you submit a proxy for your CDIs by Internet, you should have the Notice of Internet Availability or voting instruction form in hand when you do so. If you submit a proxy for your CDIs by Internet, you do not need to return your voting instruction form to the Company. If you have received a hard copy of the voting instruction form, and wish to submit your proxy by mail, you should complete and return the voting instruction form to the Australian share registrar so that it is received by 5:00 p.m. (Australian Eastern Daylight Time) on November 2, 2026.

Can I vote electronically during the Annual Meeting?

While the Company encourages stockholders to vote in advance by proxy, holders of Class B Common Stock also have the option of electronically voting their shares of Class B Common Stock during the Annual Meeting. This year, the Annual Meeting will be conducted exclusively virtually via live webcast, as further described below under "—Participating in the Annual Meeting."

All of the Company's stockholders and all holders of CDIs exchangeable for shares of common stock are invited to attend and ask questions at the Annual Meeting, subject to compliance with the procedures further described below under "—Participating in the Annual Meeting," but only holders of Class B Common Stock may vote electronically during the Annual Meeting.

If you are a record or beneficial holder of Class B Common Stock that intends to vote at the Annual Meeting, you must have your unique control number, which appears on the Notice of Internet Availability, proxy card or instructions that accompanied the proxy materials, ready when accessing the Annual Meeting. If you beneficially own shares of Class B Common Stock and your proxy materials do not include a control number, you should contact the broker, bank or other nominee that holds your shares with any questions about obtaining a control number (preferably at least five days before the Annual Meeting).

Holders of Class B CDIs may attend and ask questions at the Annual Meeting and may vote in advance via Internet or mail, but may not vote electronically during the Annual Meeting.

How can I revoke my proxy or change my vote?

If you are a holder of Class B Common Stock, you may change your vote or revoke your proxy at any time prior to 11:59 p.m. (Eastern Standard Time) on November 4, 2026 by submitting a later-dated proxy card or voting instruction form that is received by such deadline or submitting a subsequent proxy by Internet or telephone. You may also change your vote or revoke your proxy by voting electronically during the Annual Meeting (your attendance at the Annual Meeting will not by itself revoke your proxy).

If you are a holder of Class B CDIs, you may change or revoke your proxy at any time prior to 5:00 p.m. (Australian Eastern Daylight Time) on November 2, 2026 by submitting a later-dated voting instruction form that is received by such deadline or submitting a subsequent proxy by Internet.

What will happen if I do not vote my shares?

If you are the stockholder of record and you do not vote by proxy card, via the Internet or by telephone before the Annual Meeting, or during the Annual Meeting, your shares will not be voted at the Annual Meeting.

If you are the beneficial owner of your shares, your broker, bank or other nominee may vote your shares in its discretion on any routine items you do not instruct your broker, bank or other nominee how to vote, though your broker, bank or other nominee may opt not to do so. Under the New York Stock Exchange ("NYSE") rules, your bank, broker or nominee is prohibited from voting your shares on non-routine items (referred to as a "broker non-vote") if you have not given your broker, bank or other nominee voting instructions on that matter. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your bank, broker or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

How will my shares be voted if I submit a proxy card but do not specify how they should be voted?

If you are a stockholder of record and properly sign and return the proxy card or complete your proxy via the Internet or by telephone, the individuals named on the proxy card (your "proxies") will vote your shares in the manner you indicate. If you sign and return the proxy card without specifying how you want your shares voted, they will be voted in line with the Board's recommendations, *i.e.*, "For" each of the nominees listed in Proposal 1, "For" Proposals 2 and 3 and for "1 Year" on Proposal 4. If any other business should properly come before the Annual Meeting or any adjournment or postponement thereof, your proxies will vote on such matters according to their best judgment.

If you are a beneficial owner of your shares and properly sign and return the proxy card or complete your proxy via the Internet or by telephone, your bank, broker or other nominee will vote your shares in the manner you indicate to your bank, broker or other nominee. The availability of telephone and internet voting will depend on the voting process of the bank, broker or nominee. If you sign and return the proxy card without specifying how you want your shares voted with respect to one or more proposals, they will be voted in line with the Board's recommendations, *i.e.*, "For" each of the nominees listed in Proposal 1, "For" Proposals 2 and 3 and for "1 Year" on Proposal 4.

How many shares must be represented online or by proxy to hold the Annual Meeting?

In order for the Company to conduct the Annual Meeting, the holders of a majority in voting power of all of the outstanding shares of the stock entitled to vote as of the Record Date (a "quorum") must be present online or represented by proxy at the Annual Meeting. Abstentions and broker non-votes (as described below) will be counted for purposes of establishing a quorum at the Annual Meeting. Whether or not you plan to virtually attend the Annual Meeting, we urge you to vote your shares or CDIs by telephone or Internet in advance to ensure that they will be represented at the Annual Meeting and so that the Company will know as soon as possible that enough votes will be present for the Annual Meeting to be held.

What votes are required to approve each of the proposals?

Proposal	Board Recommendation	Votes Required	Effect of Abstentions	Effect of Broker Non-Votes[(a)]
Proposal 1— Election of Directors	FOR each of the Board's nominees	Majority of votes cast	None	None
Proposal 2— Ratification of Independent Registered Public Accounting Firm	FOR	Majority of votes cast	None	No Broker Non-Votes Expected[(b)]
Proposal 3— Advisory Vote to Approve the Compensation of Named Executive Officers	FOR	Majority of votes cast	None	None
Proposal 4— Advisory Vote on Frequency of Future Advisory Votes to Approve Executive Compensation	1 YEAR	Majority of votes cast[(c)]	None	None

(a) See "—What is a broker non-vote?" below for details.

(b) We expect Proposal 2 to be considered a "routine" matter under the NYSE rules. Accordingly, if you hold your shares in street name and do not provide voting instructions to your bank, broker or other nominee that holds your shares, your bank, broker or other nominee has discretionary authority under NYSE rules to vote your shares on Proposal 2 (although some brokers are choosing not to exercise discretionary voting authority even on routine matters). As a result, we expect there will

be no broker non-votes with respect to Proposal 2 (otherwise, broker non-votes, if any, would have no effect on Proposal 2). Whether a proposal is considered routine or non-routine, and thus whether brokers, banks or other nominees have discretion to vote on the proposal, is subject to stock exchange rules and final determination by the stock exchange, and it may make a determination that is different from what we expect to be the case.

(c) Because Proposal 4 has four choices, it is possible that no choice will receive a majority of the votes cast. If a majority of the votes cast do not favor one of the three frequencies, the frequency that receives the most votes will be considered by us to be the frequency recommended by stockholders.

What is a broker non-vote?

A "broker non-vote" occurs when you do not give instructions to your broker, bank or other nominee of shares you beneficially own in "street name" on how to vote your shares of Class B Common Stock or CDIs and the broker, bank or other nominee does not have authority to vote your shares in its discretion. In these circumstances, if you do not provide voting instructions, the broker, bank or nominee may nevertheless (but is not required to) vote your shares on your behalf with respect to certain proposals deemed to be "routine."

Whether a proposal is considered routine or non-routine, and thus whether brokers, banks or other nominees have discretion to vote on the proposal, is subject to stock exchange rules and final determination by the stock exchange and it may make a determination that is different from what we expect to be the case. As mentioned above, even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

Who will tabulate the vote?

An independent Inspector of Elections will tabulate the votes. We will report the preliminary results, or final results if available, in a Current Report on Form 8-K, to be filed with the SEC within four business days following the Annual Meeting. If final voting results are unavailable at the time we file such report, then we will file an amended Current Report on Form 8-K to disclose the final results within four business days after the final results are known.

How are proxies solicited, and who bears the cost of this solicitation?

This proxy statement is furnished in connection with the solicitation by the Board of proxies for use at the Annual Meeting and at any adjournment or postponement thereof. The expense of soliciting proxies will be borne by the Company. To aid in the solicitation, we have engaged Sodali & Co for estimated fees of approximately $45,000 plus expenses.

Proxies will be solicited principally through the use of the mail or electronically, but Directors, officers and employees of the Company may also solicit proxies in person, electronically, by telephone or by mail, without any additional compensation. Also, the Company will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for any reasonable expenses in forwarding proxy materials to beneficial owners.

Participating in the Annual Meeting

Where and when is the Annual Meeting?

The Annual Meeting will be held exclusively virtually via live webcast at ***www.virtualshareholdermeeting.com/NWS2026***. The Annual Meeting will be held on November 5, 2026 at 10:00 a.m. (Eastern Standard Time). There will be no physical meeting, and you will not be able to attend the Annual Meeting in person.

All holders of the Company's common stock or CDIs as of the Record Date are invited to virtually attend the Annual Meeting. You may log into the meeting platform beginning at 9:45 a.m. (Eastern Standard Time) on November 5, 2026. The meeting will begin promptly at 10:00 a.m. (Eastern Standard Time) on November 5, 2026.

All stockholders and CDI holders who log in using their unique control numbers will have the opportunity to ask questions during the Annual Meeting as further detailed below under "—Can I ask questions during the Annual Meeting?" Holders of Class B Common Stock will also have the opportunity to electronically vote their shares during the Annual Meeting as further detailed above under "—Voting Instructions and Information—Can I vote electronically during the Annual Meeting?"

How can I obtain my control number?

If you are a record or beneficial holder of the Company's Class B or Class A Common Stock, your unique control number will appear on the Notice of Internet Availability, proxy card or the instructions that accompanied the proxy materials, as applicable. If you are a beneficial holder of common stock and your proxy materials do not include a control number, you should contact the broker, bank or other

nominee that holds your shares with any questions about obtaining a control number (preferably at least five days before the Annual Meeting).

If you are a holder of the Company's Class B or Class A CDIs, you must contact the Corporate Secretary at ***2026AnnualMeeting@newscorp.com*** no later than 5:00 p.m. (Eastern Standard Time) on November 2, 2026 in order to obtain a unique control number to participate in the Annual Meeting. If you are not a record holder of CDIs, you will need to provide to the Corporate Secretary evidence of CDI ownership as of the Record Date, such as an account statement, letter from the stockholder of record (*i.e.*, your broker, bank or other nominee) or a copy of your voting instruction form.

What if I don't have my control number?

You will be able to log in as a guest. To view the meeting webcast visit the Annual Meeting website at ***www.virtualshareholdermeeting.com/NWS2026*** and register as a guest. If you log in as a guest, you will not be able to vote your shares (in the case of holders of Class B Common Stock) or ask questions during the Annual Meeting.

Can I ask questions during the Annual Meeting?

As in prior years, the Annual Meeting will include a live webcast Q&A session, during which we intend to answer all questions submitted by holders of Class B or Class A Common Stock or CDIs in accordance with the guidelines herein and the Rules and Procedures for Conduct (available on the Annual Meeting website), as time permits. Stockholders and CDI holders may submit questions prior to the Annual Meeting at ***www.proxyvote.com*** or in real time during the Annual Meeting at ***www.virtualshareholdermeeting.com/NWS2026***.

Please note that stockholders and CDI holders will need their unique control numbers in order to ask questions in advance of or live during the Annual Meeting. For more information, see "—How can I obtain my control number?" above.

Consistent with our prior in-person annual meetings, stockholder and CDI holder questions submitted in accordance with the Rules and Procedures for Conduct will be generally addressed in the order received.

Answers to any such questions that are not addressed during the Annual Meeting will be published following the meeting in the "Investor Relations" section of the Company's website at ***www.newscorp.com***. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once.

Each stockholder or CDI holder (or proxyholder/qualified representative) is limited to a total of no more than two questions and/or comments that must be related to the business of the Annual Meeting, the business of the Company or the conduct of its operations. Each question or comment should cover only one topic and be as succinct as possible.

The views and questions or comments of all stockholders and CDI holders are welcome. However, the purpose of the Annual Meeting must be observed and we will not address questions that are irrelevant to the business of the Company or the conduct of its operations, related to pending or threatened litigation, derogatory or not otherwise in good taste, related to personal grievances or otherwise inappropriate (as determined by the Chair of the meeting or the General Counsel). For additional information, please refer to the Rules and Procedures for Conduct that will be on the Annual Meeting website.

If there are matters of individual concern to a stockholder and not of general concern to all stockholders, or if a question posed was not otherwise answered, we provide an opportunity for stockholders to contact us separately after the Annual Meeting through the "Investor Relations" section of the Company's website at ***www.newscorp.com***.

What can I do if I need technical assistance during the Annual Meeting?

If you encounter any difficulties accessing the virtual Annual Meeting webcast, please call the technical support number that will be posted on the Annual Meeting Website log-in page beginning at 9:45 a.m. (Eastern Standard Time) on November 5, 2026.

If I can't participate in the live Annual Meeting webcast, can I vote in advance?

You may vote your shares before the Annual Meeting by following the instructions detailed above under "—Voting Instructions and Information—How do I vote in advance of the Annual Meeting?" You do not need to access the Annual Meeting webcast to vote if you submitted your vote via proxy in advance of the Annual Meeting.

2027 Annual Meeting of Stockholders

If you wish to submit a proposal to be considered for inclusion in the Company's proxy materials for the 2027 annual meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act, your proposal must be received in writing by the Corporate Secretary of the Company at our principal executive offices at News Corporation, 1211 Avenue of the Americas, New York, New York 10036 no later than May 26, 2027 and must otherwise comply with the requirements of Rule 14a-8 in order to be considered for inclusion in the 2027 proxy statement and proxy.

Additionally, notice of stockholder proposals and nominations made outside the processes of Rule 14a-8 under the Exchange Act must be received by the Corporate Secretary of the Company at our principal executive offices, in accordance with the requirements of the Company's Amended and Restated By-laws (the "By-laws"), not earlier than the close of business on July 8, 2027 and not later than the close of business on August 7, 2027; provided, however, that in the event that the 2027 annual meeting of stockholders is called for a date that is more than 30 days before or more than 70 days after the anniversary date of the 2026 Annual Meeting, notice of stockholder proposals and nominations, in order to be timely, must be delivered not earlier than the close of business on the 120th day prior to the date of the 2027 annual meeting of stockholders and not later than the close of business on the later of the 90th day prior to the date of the 2027 annual meeting of stockholders or the 10th day following the day on which public announcement of the date of the 2027 annual meeting of stockholders is first made. Stockholder nominations and other proposals of business submitted pursuant to advance notice procedures also must satisfy other requirements set forth in the By-laws (which includes information required under Rule 14a-19 under the Exchange Act). Stockholders are advised to review the By-laws, which contain additional requirements with respect to advance notice of stockholder proposals and nominations. The chair of the meeting will generally refuse to acknowledge or introduce any stockholder proposal or nomination if notice thereof is not received within the applicable deadlines or does not comply with the By-laws. If a stockholder fails to meet these deadlines and otherwise satisfy the applicable requirements, the persons named as proxies will be allowed to use their discretionary voting authority if and when the matter is raised at the meeting.

Other Matters

At the time of the preparation of this proxy statement, the Board knows of no other matters that will be acted upon at the Annual Meeting. If any other matters are presented for action at the Annual Meeting or at any adjournment or postponement thereof, it is the intention of the persons named in the accompanying proxy to vote the shares to which the proxy relates in accordance with their best judgment as determined in their sole discretion.

By Order of the Board of Directors,

David B. Pitofsky
General Counsel
New York, NY

September 23, 2026